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TABLE OF CONTENTS
HEELYS, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 24, 2006.

Registration No. 333-137046

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HEELYS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State of Incorporation)	3140 (Primary Standard Industrial Classification Code Number)	75-2880496 (I.R.S. Employer Identification Number)

3200 Belmeade Drive, Suite 100
Carrollton, Texas 75006
(214) 390-1831
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael G. Staffaroni
Chief Executive Officer and President
3200 Belmeade Drive, Suite 100
Carrollton, Texas 75006
(214) 390-1831
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alan J. Perkins, Esq. Gardere Wynne Sewell LLP 1601 Elm Street Suite 3000 Dallas, TX 75201-4761 Phone: (214) 999-4683 Fax: (214) 999-3683	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 53rd at Third 885 Third Avenue New York, New York 10022-4834 Phone: (212) 906-1200 Fax: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, $0.001 par value	$129,375,000	$13,843.13

(1)
Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).
(3)
A fee of $12,305 was previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to such Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED NOVEMBER 24, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

6,250,000 Shares

HEELYS, INC.

Common Stock

        This is our initial public offering. We are offering 3,125,000 shares of our common stock and the selling stockholders identified in this prospectus are offering an additional 3,125,000 shares of our common stock. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders. We expect that the initial public offering price for our stock will be between $16.00 and $18.00 per share.

        Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Global Market under the symbol "HLYS."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Heelys, Inc.	$	$
Proceeds to selling stockholders	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares against payment in New York, New York on or about                        , 2006.

        The underwriters have a 30-day option to purchase up to 937,500 additional shares of common stock from the selling stockholders to cover over-allotments, if any. We will not receive any proceeds from the exercise of the over-allotment option.

Bear, Stearns & Co. Inc.	Wachovia Securities

JPMorgan	CIBC World Markets

The date of this prospectus is                        , 2006.

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

        You should rely only on information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities and this prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where an offer or sale of shares would be unlawful. The information in this prospectus and any free writing prospectus prepared by us may be accurate only as of their respective dates.

        We own trademarks and trade names that we use in conjunction with the operation of our business. Our trademarks include HEELYS®, which is registered in the United States and in many other countries for wheeled footwear and other goods. Each trademark, service mark or trade name of any other company appearing in this prospectus belongs to its owner. Use or display by us of trademarks, service marks or trade names owned by others is not intended to and does not imply a relationship between us and, or endorsement or sponsorship by, the owners of the trademarks, service marks or trade names.

i

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information regarding us and our common stock being sold in this offering in our consolidated financial statements and notes appearing elsewhere in this prospectus and the risk factors beginning on page 6. As used in this prospectus, the terms "we," "our," "us" or "our company" refer to Heelys, Inc. and its consolidated subsidiaries, taken as a whole, unless the context otherwise indicates.

Our Company

        We are a designer, marketer and distributor of innovative, action sports-inspired products under the HEELYS brand targeted to the youth market. Our primary product, HEELYS-wheeled footwear, is patented, dual-purpose footwear that incorporates a stealth, removable wheel in the heel. HEELYS-wheeled footwear allows the user to seamlessly transition from walking or running to skating by shifting weight to the heel. Users can transform HEELYS-wheeled footwear into street footwear by removing the wheel. We believe that the growing exposure of our brand will allow us to selectively introduce additional product categories by taking advantage of our expertise in product development and sourcing, strong retail relationships and knowledge of our target consumer. In 2005, our net sales increased $22.6 million, or 106.3%, to $44.0 million from $21.3 million in 2004. For the nine months ended September 30, 2006, our net sales increased $88.1 million, or 303.1%, to $117.1 million from $29.1 million for the nine months ended September 30, 2005.

        We believe that HEELYS-wheeled footwear provides users with a unique combination of fun and style that differentiates it from other footwear and wheeled sports products. Our distinctive product offering has driven our growth, and we believe that our HEELYS brand is becoming synonymous with an increasingly popular lifestyle activity. In 2005, approximately 95% of our net sales was derived from the sale of our HEELYS-wheeled footwear. We also sell HEELYS branded accessories such as replacement wheels, helmets and other protective gear.

        Our brand message emphasizes individuality and independence and is represented by our marketing slogan, "Freedom is a wheel in your sole." We believe that our brand has developed broad appeal among boys and girls between six and fourteen years of age, particularly those who associate themselves with the action sports youth lifestyle. We employ a grass-roots marketing program designed to promote our brand image, stimulate demand for our products, maintain a connection with our target consumer and capture consumer feedback on our products.

        We sell our products through distribution channels that merchandise our products in a manner that we believe enhances and protects our brand image. Domestically, our products can be purchased from full-line sporting goods retailers such as The Sports Authority, Modell's and Dick's Sporting Goods, specialty apparel and footwear retailers such as Journeys and Bob's Stores and select department stores such as Nordstrom and Mervyn's. Our products can also be purchased from select online retailers such as Zappos.com.

        The growth and longstanding popularity of skateboarding, inline skating, roller skating and scooter riding in the United States reflect consumers' sustained interest in wheeled sports activities. We believe that our HEELYS-wheeled footwear, which has broad patent protection relative to other wheeled sports products, appeals to many of these same consumers. While the market for HEELYS-wheeled footwear has grown significantly since our first product was introduced in 2000, we believe this market has substantial growth potential.

Business Strengths

        We attribute our success to the following business strengths:

  •
  strong brand recognition;

  •
  an appealing, high quality product offering;

  •
  our focus on product innovation, supported by intellectual property protection;

  •
  an in-depth understanding of our target market;

  •
  the compelling value proposition we offer to our retail customers;

  •
  our flexible and efficient sourcing model; and

  •
  our senior management team with deep industry experience.

Growth Strategy

        We plan to continue growing our net sales and earnings through the following strategies:

  •
  increasing awareness and popularity of our HEELYS brand with consumers;

  •
  broadening our relationships with existing customers;

  •
  expanding our customer base; and

  •
  developing and selectively acquiring new products and brands.

Risks Affecting Us

        We face a number of risks and uncertainties that may affect our financial and operating performance and our ability to execute our business strategies, as discussed in "Risk Factors." In particular, substantially all of our net sales are generated by one product, and we may not be able to successfully introduce new product categories. Our intellectual property may not restrict competing products that infringe on our patents from being sold. We outsource all of our manufacturing and our results of operations may be adversely affected if our independent manufacturers do not provide us with quality goods on a timely basis. If we are not able to manage our growth effectively, or if the popularity of our products does not continue to grow as rapidly as it has in the past or declines, our results of operations could suffer. As we grow, we must also effectively assimilate new employees and implement additional processes and information technology systems in order to effectively manage our business and report our financial results on a timely basis.

Corporate Information

        We were incorporated in Nevada in May 2000, and since that time have operated through a wholly-owned limited partnership organized in the State of Texas. On August 25, 2006, we reincorporated as a Delaware corporation pursuant to a merger of Heeling, Inc., a Nevada corporation, into Heelys, Inc., a Delaware corporation. Our principal executive offices are located at 3200 Belmeade Drive, Suite 100, Carrollton, Texas, and our telephone number is (214) 390-1831. Our website address is www.heelys.com. The information on our website is not part of this prospectus.

The Offering

Common stock offered by Heelys, Inc.	3,125,000 shares
Common stock offered by the selling stockholders	3,125,000 shares
Common stock to be outstanding after this offering	27,028,875 shares
Use of proceeds
We estimate that our net proceeds from the sale of 3,125,000 shares of our common stock in this offering will be approximately $47.4 million, based on an assumed initial public offering price of $17.00 per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use these net proceeds as follows:
• to repay amounts outstanding, if any, under our $25.0 million revolving credit facility; and
•
the remaining proceeds to fund infrastructure improvements, including expanding and upgrading our information technology systems; hiring new employees; marketing and advertising; product development; working capital; and other general corporate purposes. See "Use of Proceeds."
Proposed Nasdaq Global Market symbol	"HLYS"
Risk factors	See "Risk Factors" beginning on page 6 for a discussion of some of the factors that you should consider carefully before deciding to purchase our common stock.

        The number of shares of common stock outstanding after this offering is based on 23,903,875 shares of common stock outstanding as of October 31, 2006, and excludes 2,042,500 shares of common stock issuable upon the exercise of stock options outstanding as of October 31, 2006, 100,000 shares of common stock issuable upon exercise of stock options to be granted effective as of the consummation of this offering and 130,225 additional shares available for issuance upon exercise of stock options not yet granted under our 2006 Stock Incentive Plan. Of the outstanding options, 2,042,500 vest and become exercisable in 48 equal monthly installments, beginning on July 31, 2006. The 100,000 options to be granted effective as of the consummation of this offering will vest and become exercisable in four equal annual installments beginning on the first anniversary of the consummation of this offering.

        Unless otherwise indicated, all information in this prospectus:

  •
  gives effect to:

  —
  our reincorporation in August 2006 as a Delaware corporation pursuant to a merger of Heeling, Inc., a Nevada corporation, into Heelys, Inc., a Delaware corporation; and

  —
  a 25-for-one stock split, which was effected in October 2006; and

  •
  does not give effect to the exercise of the underwriters' over-allotment option to purchase up to 937,500 additional shares of common stock from the selling stockholders.

Summary Consolidated Financial Data

        The following summary consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005, and for the nine months ended September 2006, and the consolidated balance sheet data at December 31, 2004 and 2005 and at September 30, 2006 are derived from our consolidated financial statements which have been audited by Deloitte & Touche LLP, independent registered public accounting firm and are included elsewhere in this prospectus. The consolidated balance sheet data at December 31, 2003 are derived from our consolidated financial statements not included herein which have been audited by Deloitte & Touche LLP, independent registered public accounting firm. The consolidated statements of operations data for the nine months ended September 30, 2005 (unaudited) are derived from our consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. The historical results are not necessarily indicative of future results.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$22,215	$21,310	$43,950	$29,052	$117,107
Cost of sales	15,583	14,529	28,951	19,143	76,570

Gross profit	6,632	6,781	14,999	9,909	40,537
Selling, general and administrative expenses
Sales and marketing	2,739	3,191	5,247	3,262	8,974
General and administrative	2,184	2,368	2,987	2,133	4,034

Total selling, general and administrative expenses	4,923	5,559	8,234	5,395	13,008

Income from operations	1,709	1,222	6,765	4,514	27,529
Other (income) expense	33	1	131	76	402

Income before income taxes	1,676	1,221	6,634	4,438	27,127
Income taxes	575	418	2,287	1,530	9,460

Net income	$1,101	$803	$4,347	$2,908	$17,667

Earnings per share:
Basic	$0.08	$0.06	$0.31	$0.21	$0.99
Diluted	$0.04	$0.03	$0.17	$0.11	$0.70
Weighted average shares outstanding:
Basic	13,989	13,989	13,989	13,989	17,812
Diluted	25,353	25,353	25,353	25,353	25,329
Other Data:
Unit sales of wheeled footwear:
Pairs, domestic	292	423	1,145	727	3,257
Pairs, international	454	274	266	200	601

Total	746	697	1,411	927	3,858
Net sales, domestic	$9,458	$13,835	$36,573	$23,523	$100,622
Net sales, international	12,757	7,475	7,377	5,529	16,485
Depreciation and amortization	548	454	396	276	290

	At December 31,				At September 30, 2006
	2003		2004	2005	Actual	As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,200	(2)	$1,628	$738	$3,269	$28,658
Working capital	3,355		4,281	8,101	21,906	69,262
Total assets	5,549		6,321	11,990	64,516	89,905
Total debt	98		91	96	26,499	4,532
Total stockholders' equity	3,778		4,581	8,928	22,980	70,336

(1)
The as adjusted column in the consolidated balance sheet data table above gives effect to our sale of 3,125,000 shares of common stock in this offering, at an assumed initial public offering price of $17.00 per share, the mid-point of the price range set forth on the cover of this prospectus, and the repayment of all amounts outstanding under our $25.0 million revolving credit facility.

(2)
Includes $1.1 million of cash on deposit held under a previously outstanding revolving line of credit.

A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share would increase or decrease as adjusted cash and cash equivalents, working capital, total assets and total stockholders' equity by $2.9 million, assuming the number of shares offered by us, as shown on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Note: The numbers in the tables above, except per share data, have been rounded to thousands. All calculations related to the period-to-period comparisons in "Management's Discussion and Analysis of Financial Condition and Results of Operations" are derived from the tables above, are rounded to millions and could differ immaterially if such calculations were computed without rounding.

RISK FACTORS

        This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and all of the other information in this prospectus before making an investment decision. Our business, financial condition and results of operations could be seriously harmed if any of the following risks actually occur. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

We depend primarily upon sales from a single product line and the absence of continued demand for our products would have a material adverse effect on our net sales and results of operations.

        In 2005 and in the nine-month period ended September 30, 2006, we generated approximately 95% and 99% of our net sales, respectively, from our HEELYS-wheeled footwear and we expect to continue to depend upon HEELYS-wheeled footwear for substantially all of our net sales in the foreseeable future. Because we are dependent on a single line of products, factors such as changes in consumer preferences may have a disproportionately greater impact on us than if we offered multiple product categories. If consumer interest in HEELYS-wheeled footwear or wheeled sports activity products in general declines, we would likely experience a significant loss of sales and may be forced to liquidate excess inventories at a discount, which would have a material adverse impact on our business and operations.

If we are unable to enforce our patents, trademarks and other intellectual property rights, competitors may be able to sell products that are substantially similar to our products, which could adversely affect our sales and damage our brand image.

        We believe our trademarks, trade names, copyrights, trade secrets, issued and pending patents, trade dress and designs are valuable and integral to our success. The costs associated with obtaining and maintaining our intellectual property rights and protecting our HEELYS brand are significant. Further, we do not know whether our pending or future patent applications will result in the issuance of patents. Even if patents are issued in the future, we cannot predict how the patent claims will be construed and such patents may not provide us with the ability to prevent the development, manufacturing or marketing of infringing products. Enforcement of our patent and other intellectual property rights in the future may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our patents and other intellectual property rights.

        In addition, we may not be able to detect infringement of our intellectual property rights quickly or at all, and at times in the past we have not been, and in the future we may not be, successful combating counterfeit, infringing or knockoff products, thereby damaging our competitive position. For example, on many occasions, we have identified knockoff products sold by others that we believe may infringe upon our intellectual property rights. Historically, knockoff products have been sold mainly in international markets, but recently we have identified an increasing number of knockoff products being sold domestically. Knockoff products often are sold under a brand name that is the same as or substantially similar to the HEELYS name. Knockoff and counterfeit products may continue to emerge, as others seek to trade on the goodwill of the HEELYS name and benefit from the consumer demand for our products. We may not be able to detect all knockoff and counterfeit products and may lose our competitive position in a given geographic market before we become aware of any such infringement. For example, our net sales in Asia decreased from $12.1 million in 2003 to $5.4 million in 2004, which we believe was primarily due to the presence of lower priced counterfeit, knockoff and infringing products in certain Asian markets.

        To protect our HEELYS brand, we have already spent significant resources and may be required to spend significantly greater resources in the future to monitor and police our intellectual property rights.

If we are unsuccessful in enforcing our intellectual property rights, sales of counterfeit, knockoff or infringing products by others could harm our HEELYS brand and adversely affect our business, financial condition and results of operations. Even if we successfully enforce our intellectual property rights, the presence in the market of counterfeit, knockoff or infringing products of poor quality for even a short time period could have a detrimental impact on our HEELYS brand.

We may not be able to obtain and maintain patent, trademark or other intellectual property rights protection in some foreign countries, which could result in us being unable to prevent others from using our HEELYS mark, which could have a material adverse effect on our business.

        We depend upon the laws of the countries where our products are sold to protect our intellectual property. Intellectual property rights may be unavailable or limited in some countries because patent laws and standards of patentability vary internationally. Consequently, in certain foreign jurisdictions, we have elected not to apply for patents or trademark registrations. Further, patent and trademark protection may not be available in every country where our products are sold. While we generally apply for patents and trademarks in most countries where we intend to sell patented products, we may not accurately predict all of the countries where patent or trademark protection will ultimately be desirable. If we fail to timely file a patent or trademark application in any such country, we will likely be precluded from doing so at a later date. Failure to adequately pursue and enforce our patent and trademark rights could damage our HEELYS brand, enable others to compete with us and impair our ability to compete effectively.

        In some countries where we have sought patent protection, third parties have challenged the validity, enforceability and scope of our patent rights. For example, the validity of our Japanese patent was challenged in May 2004, resulting in the Japan Patent Office issuing an opinion in February 2006 that our Japanese patent is invalid. We filed a lawsuit with the Intellectual Property High Court in Japan in June 2006, and we filed a Request for Trial for Correction in the Japan Patent Office in September 2006 to attempt to overturn the prior opinion. In addition, a third party filed a cancellation application in July 2004 with the Taiwan Intellectual Property Office to cancel our issued patent in Taiwan, and this proceeding is still pending. There can be no assurance that we will prevail in these or similar proceedings. Our HEELYS brand, business, financial condition and results of operations could be adversely affected if we fail to obtain and maintain intellectual property right protection in foreign countries where we derive a large amount of our net sales.

Because we are a consumer products company, if we fail to accurately forecast consumer demand and trends in consumer preferences, our HEELYS brand, net sales, customer relationships and results of operations may be adversely affected.

        Demand for our products, and for consumer products in general, is subject to rapidly changing consumer demand and trends in consumer preferences. Therefore, our success depends upon our ability to:

  •
  identify, anticipate, understand and respond to these trends in a timely manner;

  •
  expand the number of styles of HEELYS-wheeled footwear we offer to broaden the appeal of our products to a wider range of consumers; and

  •
  introduce appealing new products and performance features on a timely basis.

        We generally must make decisions regarding product designs several months before our products are available for sale, and it can take us up to six months to achieve full production of certain models. Accordingly, at the time we have to make decisions that determine our inventory levels, we cannot be certain that our product offerings will be well-received by consumers, in which case we may be forced to liquidate excess inventories at a discount. Conversely, if we underestimate consumer demand for our products, we could have inventory shortages, which would result in lost sales, delays in shipments to retail customers and independent distributors, strains on our relationships with retail customers and independent distributors and diminished brand loyalty. Even if we introduce appealing new styles and products on a timely basis, we may set prices for our products too high to be successful. A decline in demand for our products, or any failure on our part to satisfy increased demand for our products, could adversely affect our net sales and results of operations.

We have significantly increased our sales and the scope of our operations over the past two years. If we fail to manage our growth effectively, we may experience difficulty in filling purchase orders, declines in product quality, increased costs or other operating challenges.

        We have:

  •
  transitioned from purchasing almost all of our footwear products from one independent manufacturer at December 31, 2005 to purchasing from a number of additional manufacturers in the second quarter of 2006;

  •
  increased the pairs of HEELYS-wheeled footwear sold from 697,000 pairs in 2004, to 1.4 million pairs in 2005 and to 3.9 million pairs in the nine-month period ended September 30, 2006; and

  •
  increased the number of our full-time employees from 19 at June 30, 2004 to 38 at October 31, 2006.

        We anticipate that continued growth of our operations will be required to satisfy increasing consumer demand and to avail ourselves of new market opportunities. The expanding scope of our business and growth in the number of our employees, customers and independent manufacturers have placed and will continue to place a significant strain on our management, information technology systems and other resources. To properly manage our growth, we need to hire additional employees, upgrade our existing financial and reporting systems, improve our business processes and controls and identify and develop relationships with additional independent manufacturers. We may also be required to expand our distribution facilities or add new facilities. Failure to effectively manage our growth could result in difficulty in distributing our products and filling purchase orders, declines in product quality or increased costs, any of which would adversely impact our business and results of operations.

Because we outsource all of our manufacturing to a small number of independent manufacturers, we may face challenges in maintaining a sufficient supply of products to meet demand for our products or experience interruptions in our supply chain. Any shortfall in the supply of our products may decrease our net sales and have an adverse impact on our customer relationships and results of operations.

        All of our products are produced by independent manufacturers with which we do not have long-term contracts. As such, any of them could unilaterally terminate its relationship with us or increase the prices it charges us at any time. Until May 2006, one independent manufacturer produced almost all of our HEELYS-wheeled footwear. Commencing in May 2006, when demand for our HEELYS-wheeled footwear products outstripped the capacity of this independent manufacturer, we used additional independent manufacturers to produce HEELYS-wheeled footwear. Although these additional manufacturers have begun production to address our immediate needs, we have been unable to fill a substantial number of orders placed by our customers on a timely basis. To expedite the delivery of past-due customer orders, we typically ship via air freight for which we pay higher shipping rates. Our inability to deliver customer orders on a timely basis and resulting higher shipping costs have caused us to miss our internal financial targets in certain periods. If we cannot procure sufficient quantities of HEELYS-wheeled footwear to meet customer demand in a timely manner, or if the quality of our products declines, customers may cancel orders, refuse shipments, negotiate for reduced purchase prices or ask us to pay extraordinary shipping costs, any of which could have a material adverse effect on our customer relationships and operating results. Additionally, if any of our independent manufacturers fail or refuse to ship any orders for any reason, our business could be adversely affected.

Our operations are dependent upon the strength of our relationships with our retail customers and independent distributors and their success in selling our products, and a small number of retail customers and independent distributors are responsible for a significant percentage of our net sales.

        Our success is dependent upon the willingness and ability of our retail customers to market and sell our products to consumers, as well as the success of our independent distributors in developing foreign markets for our products. For the year ended December 31, 2005, Big 5 Sporting Goods, Journeys and The Sports Authority were responsible for approximately 12.3%, 11.3% and 10.6% of our net sales, respectively. In the nine months ended September 30, 2006, Journeys and The Sports Authority accounted for approximately 11.6% and 11.0%, respectively, of our net sales. If any of these or our other significant retail customers or independent distributors were to experience financial difficulties, reduce the quantity of our products it sells or stop selling our products, our financial condition and results of operations could be adversely affected.

We do not have long-term contracts with any of our retail customers or independent distributors, and the loss or material reduction in their business with us could result in reduced sales of our products.

        Our retail customers and independent distributors generally purchase products from us on a purchase order basis and do not have long-term contracts with us. Consequently, with little or no notice and without penalty, our retail customers and independent distributors may terminate their relationship with us or materially reduce the level of their purchases of our products. If this were to occur with one or more retail customers or independent distributors who purchase significant quantities of our products, it may be difficult for us to establish substitute relationships in a timely manner, which could have a material adverse effect on our financial condition and results of operations.

We rely on our independent sales representatives for our domestic sales, and if our relationships with a material number of these representatives were terminated, it could result in reduced sales of our products.

        We sell substantially all of our products domestically through our network of 16 independent sales representatives. We rely on these independent sales representatives to provide new customer prospects and market our products to our retail customers. Our independent sales representatives do not sell our products exclusively and may terminate their relationships with us at any time with limited notice. Our ability to maintain and increase our domestic sales depends in large part on our success in maintaining relationships with our independent sales representatives on commercially reasonable terms. Any failure to maintain and develop new satisfactory relationships with independent sales representatives, or any failure of our independent sales representatives to effectively market our products, could adversely affect our domestic sales.

Our current information technology systems may be unable to support our growth, and planned improvements may be inadequate or may not be successfully implemented on a timely basis, which would adversely affect our ability to operate effectively.

        We expect to upgrade and implement new information technology systems to facilitate our growth, streamline our financial reporting and improve our internal controls. We have identified a number of significant deficiencies related to the security of our information technology systems that may affect the timeliness and accuracy of recording transactions and which could become material weaknesses in future periods if not remedied. The deficiencies include our need to further enhance access privileges and password settings and provide for more frequent monitoring of production critical processes. In addition, we may experience difficulties in transitioning to new or upgraded systems, including the loss of data and diminished productivity as our personnel become familiar with our new systems. As we grow and our business needs change, we could experience difficulties associated with systems transitions. If we experience difficulties in implementing new or upgraded information technology systems or experience system failures, or if we are unable to successfully modify our information technology systems to respond to changes in our business, our ability to operate effectively could be adversely affected.

Our business could suffer if our independent manufacturers violate legal requirements or fail to conform to generally accepted ethical standards.

        We expect our independent manufacturers to comply with applicable legal requirements and generally accepted ethical standards for working conditions and other matters. However, we do not control our independent manufacturers or their business practices. If any of our manufacturers were to use forced or indentured labor or child labor, fail to pay compensation in accordance with local law, fail to operate in compliance with local safety regulations or diverge from other applicable legal requirements or business practices generally accepted as ethical, we would take appropriate action, which could result in an interruption in our product supply. In addition, we could suffer negative publicity and damage to our reputation and the value of our HEELYS brand, which would adversely affect our business and results of operations.

If our independent manufacturers are unable to obtain raw materials, our costs could increase or the delivery of our products could be delayed, which could adversely affect our net sales and results of operations.

        The production capacity of our independent manufacturers is dependent, in part, upon the availability of raw materials. Our manufacturers may experience shortages of raw materials, which could result in increased costs to us or delays in deliveries of our products from our manufacturers. As a result, we could experience cancellation of orders, refusal to accept deliveries or a reduction in our sales prices and profit margins, any of which could harm our net sales and results of operations.

Because our products are manufactured in Asia and a portion of our sales activities occur outside of the United States, we are subject to international business, political, operational, financial and economic risks that could adversely affect our net sales and results of operations.

        Conducting business internationally entails numerous risks which could interrupt or otherwise adversely affect our business, including:

  •
  increased transportation costs;

  •
  delays and other logistical problems relating to the transportation of goods shipped by ocean freight;

  •
  work stoppages, strikes, lockouts or increased security concerns at seaports;

  •
  tariffs, import and export controls and other barriers, such as quotas and local content rules;

  •
  restrictions on the transfer of funds;

  •
  changing economic conditions;

  •
  changes in governmental policies and regulations;

  •
  limitations on the level of intellectual property protections;

  •
  poor or unstable infrastructure of certain foreign countries;

  •
  trade sanctions, political unrest, terrorism, war, epidemics and pandemics;

  •
  expropriation and nationalization; and

  •
  difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions.

        These factors and the failure to effectively respond to them could result in, among other things, poor quality in our products, product shortages, delivery delays, decreased net sales and increased costs.

We are subject to foreign exchange risk, and if the U.S. dollar significantly weakens compared to the currency in the markets where our products are produced, our manufacturers could increase the prices they charge us for our products, which could reduce our profitability.

        We pay for our products and we pay commissions to our independent sourcing agent in U.S. dollars, and our independent distributors pay us in U.S. dollars. International sales accounted for approximately 35.1% of our net sales in 2004, 16.8% of our net sales in 2005 and 14.1% of our net sales in the nine months ended September 30, 2006. We do not engage in any foreign currency hedging transactions. If the U.S. dollar strengthens compared to the currency in the foreign markets where our products are sold, our products will be more expensive in those markets making them less attractive to consumers. If the U.S. dollar significantly weakens compared to the currency in the foreign markets where our products are produced, our manufacturers could increase the prices they charge us for our products, which could reduce our profitability. There can be no assurance that we can effectively mitigate our foreign exchange risk.

HEELYS-wheeled footwear could become subject to import duties in the United States, and if we cannot increase our prices to compensate for such duties, it could reduce our profitability.

        HEELYS-wheeled footwear is currently classified by U.S. Customs and Border Protection as a skate, and as such we do not pay import duties to the United States. This customs classification can be changed at any time and, although we would vigorously oppose any proposed change, there can be no assurance that we would prevail. If the classification for HEELYS-wheeled footwear changed and HEELYS-wheeled footwear became subject to an import duty, it might be difficult to increase our prices to compensate for any such duty, which could reduce our profitability.

Third parties may claim that we are infringing their intellectual property rights, and such claims may be costly to defend, may require us to pay licensing fees, damages or other amounts and may prevent or limit the manufacture, marketing or sale of our products.

        Third parties may successfully claim that we are infringing their intellectual property rights. While we do not believe that any of our products infringe valid intellectual property rights of third parties, we may be unaware of the intellectual property rights of others that may cover some of our technology or products. For example, because many patent applications in the United States are not publicly disclosed immediately after they are filed, we could adopt technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued.

        Our competitors in both the United States and foreign countries may have applied for or obtained, or may in the future apply for or obtain, patents that will prevent, limit or otherwise interfere with our ability to make, market or sell our products. Although we may conduct our own independent review of patents issued to certain third parties, we cannot assure you that we will be aware of all pre-existing technology that may subject us to patent litigation. If we are forced to defend against infringement claims, whether or not such claims are resolved in our favor, we could encounter expensive and time-consuming litigation which could divert the attention of our management and other key personnel from our business operations. Furthermore, if we are found to be infringing intellectual property rights of others, we could be required to pay licensing fees or damages. In addition, if we are not able to obtain license agreements on terms acceptable to us, or at all, we may be prevented from manufacturing, marketing or selling our products. As a result, our net sales could be significantly reduced and our cost of sales could be significantly increased, either of which could have an adverse effect on our business.

We are dependent on our management team and other personnel and the failure to attract and retain such individuals could adversely affect our operations.

        Our future success will depend in large part on our ability to retain Michael G. Staffaroni, Michael W. Hessong and Charles D. Beery and to attract and retain other qualified managerial and personnel. Our management and other employees can terminate their employment with us at any time, and we do not maintain key person life insurance. Our inability to attract or retain qualified employees, or the loss of any key employee, could harm our business and results of operations. We recently hired a Vice President — Marketing and a Vice President — Design and Development. Our failure to successfully integrate either individual into our management team could adversely affect our business and results of operations.

We are subject to product liability, warranty and recall claims and our insurance coverage may not cover such claims, which could cause us to incur substantial costs and adversely affect our business.

        Due to the inherent risk of injury related to the use of our products, our business exposes us to claims for product liability and warranty claims if our products actually or allegedly fail to perform as expected, or the use of our products results or is alleged to result in personal injury, disability or death. There can be no assurance that we will be able to successfully defend or settle the product liability claims and lawsuits to which we are and in the future may be subject.

        We attach warning labels to our products and packaging relating to safe usage and the risk of injury. However, if a product liability claim is brought against us, the content of the warnings, the placement of them or both may be considered inadequate by courts, exposing us to liability. We cannot be certain that our safety warning labels are adequate. Product liability claims could result in us having to expend significant time and expense to defend these claims and to pay, if necessary, settlement amounts or damages, which could adversely affect our financial condition. In addition, claims that use of our products resulted in an injury, disability or death could cause our HEELYS brand image and operating performance to suffer by damaging our reputation and prospects and by diverting the time and attention of our management, even if we are not at fault.

        There can be no assurance that our product liability insurance coverage will be adequate, that our insurers will be financially viable when payment of a claim is required or that we will be able to obtain such insurance in the future on acceptable terms, if at all.

        If any of our products are or are alleged to be defective, we may be required to recall that product. Any product recall could cause us to incur substantial cost, and irreparably harm our relationships with our customers, which could adversely affect our business.

Additional bans on the use of our HEELYS-wheeled footwear due to public safety and liability concerns could adversely affect our net sales and results of operations.

        Various places of business and other institutions, such as shopping malls and schools, have imposed bans on the use of our HEELYS-wheeled footwear due to public safety and liability concerns. If the number of businesses and other institutions instituting such bans increases in the future, consumers could find our HEELYS-wheeled footwear less appealing, which could adversely affect our net sales and result of operations.

Expanding our distribution to mass merchants could have a material adverse effect on our gross margin, brand image and results of operations.

        We sell our products to sporting goods retailers, specialty apparel and footwear retailers and select department stores in an effort to maintain a high quality image for our HEELYS brand and premium price points for or products. Although we do not currently anticipate distributing to mass merchants, if we choose to do so in the future it could have a material adverse effect on our gross margin and could negatively affect our HEELYS brand image and our reputation with consumers, which could adversely affect our results of operations and financial condition.

Our operating results are subject to seasonal and quarterly variations in our net sales and net income, which could adversely affect the price of our common stock.

        We have experienced, and expect to continue to experience, substantial seasonal and quarterly variations in our net sales and net income. We generated approximately 29.8% and 33.9% of our annual net sales during the fourth quarter of 2004 and 2005, respectively. These variations are primarily related to increased sales of our products during the holiday selling season. Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing of holidays and advertising initiatives and changes in our product mix. In addition, variations in weather conditions may significantly affect our results of operations.

        As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our operating results between different quarters within a single year are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance. Any seasonal or quarterly fluctuations that we report in the future may differ from the expectations of market analysts and investors. This could cause the price of our common stock to fluctuate significantly.

As a relatively young consumer products company, we may not be able to compete effectively, which could have a negative impact on our sales and our business.

        We compete with companies that sell to young consumers in several different product markets, including footwear, sporting goods and recreational products. These markets are intensely competitive and we expect competition to increase in the future. A number of our competitors have significantly greater financial, marketing, distribution and manufacturing resources than we do, as well as greater brand awareness in the markets in which they operate. We also compete with counterfeit, knockoff and infringing products, which are often sold at lower prices. If we fail to remain competitive with respect to the quality, design, price and timely delivery of products, our business, financial condition and results of operations could be materially adversely affected.

We may have difficulty identifying and successfully integrating acquisitions into our business and any acquisitions we make could result in adverse consequences.

        We may make acquisitions of complementary companies and products. The pursuit of acquisitions may divert the attention of management and cause us to incur significant expenses identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

        We have limited experience acquiring other businesses and may not be able to successfully integrate any acquired operations with our business or effectively manage the combined business following an acquisition. We also may not achieve the anticipated benefits of an acquisition due to any of the following factors:

  •
  unanticipated costs associated with making the acquisition and operating the acquired business;

  •
  harm to our business relationships with independent manufacturers, retail customers and independent distributors;

  •
  loss of key employees of the acquired business; or

  •
  difficulties associated with entering product categories or markets in which we have little or no prior experience.

        If we experience any of the difficulties noted above, our business and financial condition could be adversely affected.

Risks Related to this Offering

Management may invest or spend our net proceeds from this offering in ways that may not yield an acceptable return to you.

        We plan to use substantially all of our net proceeds from this offering to repay debt and for general corporate purposes. We will have broad discretion as to how we will spend the proceeds, and you will have no advance opportunity to evaluate and may not agree with the manner in which we spend the proceeds. We may not be successful investing our proceeds from this offering in either our operations or external investments.

The trading price of our common stock may fluctuate significantly.

        Volatility in the trading price of our common stock may prevent you from being able to sell your shares of our common stock at prices equal to or greater than your purchase price. The trading price of our common stock could fluctuate significantly for various reasons, including:

  •
  our operating and financial performance and prospects;

  •
  our quarterly or annual earnings or those of other companies in our industry;

  •
  the public's reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission, or SEC;

  •
  changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

  •
  strategic actions by us or our competitors;

  •
  new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  changes in general economic conditions in the United States and global economies or financial markets, including such changes resulting from war or incidents of terrorism; and

  •
  sales of our common stock by us or members of our management team.

        In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the trading price of securities issued by many companies, including companies in our industry. The changes frequently occur irrespective of the operating performance of the affected companies. Hence, the trading price of our common stock could fluctuate based upon factors that have little or nothing to do with our business.

Our common stock has no prior market, and we do not know if a market will develop to provide you with adequate liquidity.

        Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active trading market in our common stock. If an active trading market does not develop, you may have difficulty selling shares of our common stock that you own. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of trading prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your shares of our common stock at prices equal to or greater than your purchase price.

Future sales of our common stock in the public market could lower the trading price of our common stock, and the exercise of outstanding stock options and any additional capital raised by us through the sale of our common stock may dilute your ownership in us.

        We may sell additional shares of common stock in the future. Our Certificate of Incorporation authorizes us to issue 75,000,000 shares of common stock, of which 27,028,875 shares will be outstanding upon consummation of this offering. This number includes 6,250,000 shares that we and the selling stockholders are selling in this offering, which may be resold immediately in the public market unless held by affiliates of ours. The remaining 20,778,875 shares are restricted from immediate resale under the lock-up agreements between our current stockholders and the underwriters described in "Underwriting," but may be sold into the market in the future. These shares will become available for sale at various times following the expiration of the lock-up agreements, which, without the prior consent of Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC on behalf of the underwriters, is 180 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances). Immediately after the expiration of the lock-up period, these shares will be eligible for resale under Rule 144 or Rule 701 of the Securities Act of 1933, or the Securities Act, subject to volume limitations and applicable holding period requirements.

        Upon consummation of this offering, options to purchase 2,142,500 shares of our common stock will be outstanding. Of this total, 2,042,500 vest and become exercisable in 48 equal monthly installments, beginning on July 31, 2006 and 100,000 vest and become exercisable in four annual installments beginning on the first anniversary of the consummation of this offering. After expiration of the lock-up agreements, holders of 14,916,808 shares of our outstanding common stock will have demand and other registration rights, as described in "Description of Capital Stock." In addition, following this offering, we intend to file a registration statement under the Securities Act registering 2,272,725 shares reserved for issuance under our 2006 Stock Incentive Plan. We cannot predict the effect, if any, that future issuances and sales of our common stock will have on the trading price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing trading prices for our common stock.

As a new investor, you will incur substantial dilution as a result of this offering and the exercise of outstanding stock options.

        The initial public offering price is substantially higher than the book value per share of our outstanding common stock. As a result, you will incur immediate and substantial dilution of $14.42 per share, based on an assumed public offering price of $17.00 per share, the mid-point of the price range set forth on the cover of this prospectus. In addition, we have issued 2,042,500 options to acquire common stock at prices below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to you.

Existing stockholders will significantly influence our corporate governance.

        Upon completion of this offering, executive officers, key employees, directors and their affiliates will beneficially own, in the aggregate, approximately 74.6% of our outstanding common stock. In addition, Capital Southwest Venture Corporation, or CSVC, which will own approximately 34.5% of our common stock upon completion of this offering, has the contractual right to designate (i) two nominees for director to be included in management's slate of director nominees, so long as it owns at least 15% of the outstanding shares of our common stock, and (ii) one such nominee so long as it owns at least 10%, but less than 15%, of the outstanding shares of our common stock. As a result, through its designees, CVSC may significantly influence our corporate governance.

Our Certificate of Incorporation and By-Laws and Delaware law contain provisions that could discourage a third party from acquiring us and consequently decrease the value of an investment in our common stock.

        Our Certificate of Incorporation and By-Laws and Delaware corporate law contain provisions that could delay or prevent a change in control of our company or changes in our management. Among other things, these provisions:

  •
  authorize our board of directors, without prior stockholder approval, to issue preferred stock with rights, privileges and preferences, including voting rights, senior to those of our common stock;

  •
  prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

  •
  establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting; and

  •
  impose restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

        These provisions could discourage proxy contests, make it more difficult for our stockholders to elect directors and take other corporate actions and may discourage, delay or prevent a change in control or changes in our management that a stockholder might consider favorable. Any delay or prevention of a change in control or change in management that stockholders might otherwise consider to be favorable could deprive you of the opportunity to sell your common stock at a price in excess of the prevailing trading price and cause the trading price of our common stock to decline.

As a public company, we will be required to meet periodic reporting requirements under SEC rules and regulations. Complying with federal securities laws as a public company is expensive and we will incur significant time and expense enhancing, documenting, testing and certifying our internal control over financial reporting. Any deficiencies in our financial reporting or internal controls could adversely affect our business and the trading price of our common stock.

        SEC rules require that, as a publicly-traded company following completion of this offering, we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual periods. Prior to this offering, we have not been required to comply with SEC requirements to have our financial statements completed and reviewed or audited within a specified time and, as such, we may experience difficulty in meeting the SEC's reporting requirements. Any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and reduce the trading price of our common stock.

        As a public company we will incur significant legal, accounting, insurance and other expenses. The Sarbanes-Oxley Act of 2002, as well as compliance with other SEC and Nasdaq rules, will increase our legal and financial compliance costs and make some activities more time-consuming and costly. Furthermore, once we become a public company, SEC rules require that our chief executive officer and chief financial officer periodically certify the existence and effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will be required, beginning with our Annual Report on Form 10-K for our fiscal year ending on December 31, 2007, to attest to our assessment of our internal control over financial reporting. This process generally requires significant documentation of policies, procedures and systems, review of that documentation by our internal accounting staff and our outside auditors and testing of our internal control over financial reporting by our internal accounting staff and our outside independent registered public accounting firm. Documentation and testing of our internal controls, which we have not undertaken in the past, will involve considerable time and expense, may strain our internal resources and have an adverse impact on our operating costs.

        During the course of our testing, we may identify deficiencies which would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC significant deficiencies or material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective, and would preclude our independent auditors from issuing an unqualified opinion that our internal control over financial reporting is effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in our financial reporting and may negatively affect the trading price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting it may negatively impact our business, results of operations and reputation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements with respect to our financial condition, results of operations and business that are not historical information. Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. Many of these statements appear, in particular, under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements can be identified by the use of terminology such as "subject to," "believes," "anticipates," "plans," "expects," "intends," "estimates," "projects," "may," "will," "should," "can," the negatives thereof, variations thereon and similar expressions, or by discussions of strategy.

        All forward-looking statements are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and assumptions, but they are inherently uncertain, we may not realize our expectations and our assumptions may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements. Factors that may materially affect such forward-looking statements include:

  •
  significant competition;

  •
  our ability to adequately enforce our intellectual property rights;

  •
  unfavorable publicity, consumer perception or material product liability claims concerning our products;

  •
  costs of compliance and our failure to comply with governmental regulations;

  •
  economic, political and other risks associated with our international manufacturing and sales;

  •
  our failure to satisfy consumer demand for our products;

  •
  changes in consumer preferences or demand for our products;

  •
  our inability to attract and retain key members of management;

  •
  the effects of seasonality on our sales; and

  •
  other factors described in this prospectus under "Risk Factors."

        Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. We cannot guarantee future results, events, performance or achievements. We do not have any obligation and do not intend to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

INDUSTRY AND MARKET DATA

        Industry and market data used in this prospectus were obtained through surveys and studies conducted by third parties, industry and general publications and our internal research. Industry data estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Risk Factors."

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the 3,125,000 shares of common stock we are offering will be $47.4 million, based on an assumed initial public offering price of $17.00 per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share would increase or decrease the net proceeds to us from this offering by $2.9 million, assuming the number of shares offered by us, as shown on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to use our net proceeds to repay the outstanding amount under our $25.0 million revolving credit facility. The maximum amount available under our revolving credit facility, which expires on June 30, 2007, reduces to $10.0 million on January 1, 2007. Indebtedness under our revolving credit facility bears interest at a floating rate of interest based on either the prime rate quoted by JPMorgan Chase Bank, N.A. or an adjusted LIBOR rate. At October 31, 2006, the applicable interest rate under our revolving credit facility was 8.0% per annum and the amount outstanding under such facility was approximately $22.0 million. The borrowings under the revolving credit facility are used for working capital purposes.

        The remainder of our net proceeds will be used for infrastructure improvements, including expanding and upgrading our information technology systems; hiring new employees; marketing and advertising; product development; working capital; and other general corporate purposes. We will have broad discretion as to how we will spend the proceeds, and you will have no advance opportunity to evaluate, and may not agree with, the manner in which we spend the proceeds. We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders.

        The principal purposes of this offering are to provide additional funds for the purposes described above, to attract and retain qualified employees and consultants by providing them with stock options and to create a public market for our common stock for the benefit of our stockholders.

        Until such time as we have identified specific uses for the offering proceeds, we will invest the funds from this offering in short-term, investment grade securities.

DIVIDEND POLICY

        In the past we have not paid any dividends, nor do we anticipate paying any dividends in the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our outstanding indebtedness, earnings, capital requirements, financial condition and future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or net profit for the then current and immediately preceding fiscal years, and other factors that our board of directors may deem relevant. Our revolving credit facility prohibits us from paying dividends or making other distributions to our stockholders, and future agreements governing our borrowings, and the terms of any preferred stock we may issue in the future, will also likely contain restrictive covenants prohibiting us from paying dividends.

CAPITALIZATION

        The following table provides our cash and cash equivalents and our capitalization as of September 30, 2006, on an actual basis and on an as adjusted basis to give effect to:

  •
  our sale of 3,125,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and

  •
  the repayment of all amounts outstanding under our $25.0 million revolving credit facility.

        You should read this table in connection with "Use of Proceeds," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	At September 30, 2006
	Actual	As Adjusted
	(dollars in thousands, except par value)

Cash and cash equivalents	$3,269	$28,658

Revolving credit facility(1)	21,967	—
Line of credit note(2)	4,000	4,000
Other notes payable	532	532
Stockholders' equity:
Common stock, $0.001 par value, 75,000,000 shares authorized, 23,903,875 shares issued and outstanding actual; 75,000,000 shares authorized, 27,028,875 shares outstanding, as adjusted	24	27
Additional paid-in capital	515	47,868
Retained earnings(3)	22,441	22,441

Total stockholders' equity(3)	22,980	70,336

Total capitalization	$49,479	$74,868

(1)
As of September 30, 2006, an irrevocable standby letter of credit in the amount of $50,000 was outstanding under our revolving credit facility.
(2)
In October 2006, the line of credit note was paid in full from cash from operating activities and canceled.
(3)
Based on an assumed initial public offering price of $17.00 per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions payable by us, the repayment of all amounts outstanding at September 30, 2006 under our $25 million revolving credit facility, from our sale of approximately 1.4 million shares of common stock in this offering, would result in pro forma as adjusted basic and diluted earnings per share for the year ended December 31, 2005 of $0.28 and $0.16, respectively, and pro forma as adjusted basic and diluted earnings per share for the nine months ended September 30, 2006 of $0.93 and $0.67, respectively.

        A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share would increase or decrease as adjusted cash and cash equivalents, total stockholders' equity and total capitalization by $2.9 million, assuming the number of shares offered by us, as shown on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

        If you invest in our common stock in this offering, upon completion of this offering your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per share of our common stock. Our net tangible book value as of September 30, 2006 was $22.5 million, or approximately $0.94 per share. Net tangible book value per share represents the amount of stockholders' equity, less intangible assets, divided by the total number of shares of common stock outstanding.

        Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 3,125,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of September 30, 2006 would have been $69.9 million or $2.58 per share. This represents an immediate increase in net tangible book value of $1.64 per share to existing stockholders and an immediate dilution in net tangible book value of $14.42 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$17.00
Net tangible book value per share as of September 30, 2006	$0.94
Increase per share attributable to new investors	1.64
As adjusted net tangible book value per share after this offering		$2.58

Dilution per share to new investors		$14.42

        A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share would increase or decrease as adjusted net tangible book value as of September 30, 2006 by $2.9 million, as adjusted net tangible book value per share after this offering by $0.11 per share and dilution per share to new investors by $0.89, assuming the number of shares offered by us, as shown on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table presents as of September 30, 2006, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share (assuming a public offering price of $17.00 per share, the mid-point of the price range set forth on the cover of this prospectus):

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	23,903,875	88.4%	$262,943	0.5%	$0.01
New stockholders	3,125,000	11.6	53,125,000	99.5	17.00

Totals	27,028,875	100.0%	$53,387,943	100.0%

        A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share, the mid-point of the range shown on the cover of this prospectus, would increase or decrease total consideration paid by new stockholders and total consideration paid by all stockholders by $3.1 million, assuming the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same.

        Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 20,778,875 shares or 76.9% of the total number of shares of our common stock outstanding after this offering. If the underwriters' over-allotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to 19,841,375, or 73.4% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to 7,187,500, or 26.6% of the total number of shares of our common stock outstanding after this offering.

        To the extent outstanding options or options granted in the future under our 2006 Stock Incentive Plan are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2006, and the consolidated balance sheet data at December 31, 2004 and 2005 and at September 30, 2006 are derived from our consolidated financial statements which have been audited by Deloitte & Touche LLP, independent registered public accounting firm and are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2001 and 2002, and the consolidated balance sheet data at December 31, 2001, 2002 and 2003 are derived from our consolidated financial statements not included herein which have been audited by Deloitte & Touche LLP, independent registered public accounting firm. The consolidated statements of operations data for the nine months ended September 30, 2005 (unaudited) are derived from our consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. The historical results are not necessarily indicative of future results.

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$20,437	$25,820	$22,215	$21,310	$43,950	$29,052	$117,107
Cost of sales	12,743	17,741	15,583	14,529	28,951	19,143	76,570

Gross profit	7,694	8,079	6,632	6,781	14,999	9,909	40,537
Selling, general and administrative expenses
Sales and marketing	2,864	3,048	2,739	3,191	5,247	3,262	8,974
General and administrative	1,770	3,035	2,184	2,368	2,987	2,133	4,034

Total selling, general and administrative expenses	4,634	6,083	4,923	5,559	8,234	5,395	13,008

Income from operations	3,060	1,996	1,709	1,222	6,765	4,514	27,529
Other (income) expense	375	43	33	1	131	76	402

Income before income taxes	2,685	1,953	1,676	1,221	6,634	4,438	27,127
Income taxes	916	667	575	418	2,287	1,530	9,460

Net income	$1,769	$1,286	$1,101	$803	$4,347	$2,908	$17,667

Earnings per share:
Basic	$0.13	$0.09	$0.08	$0.06	$0.31	$0.21	$0.99
Diluted	$0.07	$0.05	$0.04	$0.03	$0.17	$0.11	$0.70
Weighted average shares outstanding:
Basic	13,579	13,989	13,989	13,989	13,989	13,989	17,812
Diluted	24,943	25,353	25,353	25,353	25,353	25,353	25,329
Other Data:
Unit sales of wheeled footwear:
Pairs, domestic	373	415	292	423	1,145	727	3,257
Pairs, international	52	420	454	274	266	200	601

Total	425	835	746	697	1,411	927	3,858
Net sales, domestic	$18,608	$13,058	$9,458	$13,835	$36,573	$23,523	$100,622
Net sales, international	1,829	12,762	12,757	7,475	7,377	5,529	16,485
Depreciation and amortization	157	304	548	454	396	276	290

	At December 31,
							At September 30, 2006
	2001	2002	2003		2004	2005
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$99	$54	$1,200	(1)	$1,628	$738	$3,269
Working capital	3,207	4,015	3,355		4,281	8,101	21,906
Total assets	7,509	7,881	5,549		6,321	11,990	64,516
Total debt	3,694	2,217	98		91	96	26,499
Total stockholders' equity	1,391	2,677	3,778		4,581	8,928	22,980

(1)
Includes $1.1 million of cash on deposit held under a previously outstanding revolving line of credit.

Note: The numbers in the tables above, except per share data, have been rounded to thousands. All calculations related to the period-to-period comparisons in "Management's Discussion and Analysis of Financial Condition and Results of Operations" are derived from the tables above, are rounded to millions and could differ immaterially if such calculations were computed without rounding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. See "Risk Factors" included elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained in this discussion. Please refer to "Special Note Regarding Forward-Looking Statements" included elsewhere in this prospectus.

Overview

        We are a designer, marketer and distributor of innovative, action sports-inspired products under the HEELYS brand targeted to the youth market. Our primary product, HEELYS-wheeled footwear, is patented, dual-purpose footwear that incorporates a stealth, removable wheel in the heel. HEELYS-wheeled footwear allows the user to seamlessly transition from walking or running to skating by shifting weight to the heel. Users can transform HEELYS-wheeled footwear into street footwear by removing the wheel. In 2005, approximately 95% of our net sales was derived from the sale of our HEELYS-wheeled footwear. We also sell branded accessories such as replacement wheels, helmets and other protective gear.

        We introduced HEELYS-wheeled footwear in 2000, and for several years our domestic sales were concentrated with one large, national specialty retailer. Although we initially focused on driving our domestic sales growth, we also established relationships with an independent distributor in each of Japan, South Korea and Southeast Asia. As a result, the sources of our net sales were largely concentrated and we were susceptible to customer-specific and region-specific factors, including competition from counterfeit, knockoff and infringing products in international markets. This concentration caused variability in our results of operations. Since that time, we have diversified our retail customer base in the United States and expanded our international distribution channels to mitigate this concentration.

        Since 2003, our domestic net sales have increased rapidly. We believe that this increase has resulted primarily from the growing acceptance of HEELYS-wheeled footwear by consumers, increasing recognition of our HEELYS brand name and expanding distribution of HEELYS-wheeled footwear to existing and new retail customers. We believe that our grass-roots marketing programs, high quality products and relationships with our retail customers have contributed to this growing demand. Continued growth of our net sales will depend on consumer demand for HEELYS-wheeled footwear and our ability to satisfy this demand. A number of factors may impact consumer demand for our products, including:

  •
  the effectiveness of our marketing strategies;

  •
  our ability to effectively distribute our products;

  •
  our ability to design products that appeal to our target consumers;

  •
  our ability to protect our intellectual property rights;

  •
  general economic conditions, particularly changes in consumer discretionary spending patterns; and

  •
  changes in the popularity of and participation rates in wheeled sports activities.

        We intend to continue to diversify our product offering with new HEELYS-wheeled footwear models, product categories and accessories in order to benefit from the increasing recognition of our HEELYS brand and the growing market for action sports-inspired products. Designing, marketing and distributing new products will require us to devote additional resources to product development, marketing and operations. These additional resources may include hiring new employees to support our growth in these areas and increasing amounts allocated to product advertising and promotion. Each of these additional resource commitments will increase our selling, general and administrative expenses. Because the selling price and unit cost of new products may differ from those of our existing products, sales of these new products may also impact our gross margin. In addition, we may seek to selectively acquire products and companies that offer products that are complementary to ours.

General

Net Sales

        Net sales represent primarily sales of HEELYS-wheeled footwear, less an estimated reserve for sales returns, allowances and discounts. A small portion of our net sales are derived from the sale of accessories such as replacement wheels, helmets and other protective gear. Amounts billed to domestic customers for shipping and handling are included in net sales.

        We sell our products through distribution channels that merchandise our products in a manner that we believe enhances and protects our HEELYS brand image. Domestically, our products can be found in full-line sporting goods retailers, specialty apparel and footwear retailers and select department stores and online retailers. As of September 30, 2006, our customer base of retail customers in the United States included over 800 accounts that operated more than 7,400 stores. Based on communications with these customers, we believe that as of September 30, 2006, our HEELYS-wheeled footwear was offered for sale in more than 5,000 of these stores. In 2005, 83.2% of our net sales were derived from domestic retail customers. Internationally, our products are sold to over 31 independent distributors with exclusive rights to specified territories. Our three largest international territories in 2005, by net sales, were Canada, Japan and Spain/Portugal. Sales to our independent distributors are denominated in U.S. dollars.

Cost of Sales and Gross Profit

        Cost of sales consists primarily of the cost to purchase finished products from our independent manufacturers. Cost of sales also includes commissions paid to our independent sourcing agent, inbound and outbound freight, warehousing expenses, tooling depreciation, royalty expenses related to licensed intellectual property and an inventory reserve for shrinkage and write-downs.

        We source all of our products and accessories from manufacturers located in China, Indonesia and South Korea. Our product costs are largely driven by the prices we negotiate with our independent manufacturers. Each season, we negotiate a unit price for each model of HEELYS-wheeled footwear. Factors that influence these prices include raw materials and labor costs and foreign exchange rates. We pay our independent sourcing agent a commission equal to a specified percentage of our per unit cost, with the percentage decreasing when our annual purchases exceed a predetermined unit volume threshold. We believe that our sourcing model allows us to minimize our capital investment, retain the production flexibility, cost-effectiveness and scalability inherent in the use of independent manufacturers and focus our resources on developing new products and enhancing our HEELYS brand image.

        We have generally avoided selling our products at close-out prices due to strong demand. Should demand for our products slow, we may discount our products to reduce our inventory, which may cause our gross profit as a percentage of net sales, or gross margin, to decline. Our gross margin is affected by our ability to avoid excess inventory by accurately forecasting demand for our products, our sourcing and distribution costs and our product mix. The unit prices that we charge our domestic retail customers are generally higher than those that we charge our independent distributors for similar products, because our independent distributors are responsible for distribution and marketing costs relating to our products. The gross margin for products sold to our domestic retail customers and independent distributors are similar, however, due to higher shipping costs and standard customer discounts and allowances related to domestic sales.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses consist of wages and related payroll and employee benefit costs, sales and marketing expenses, advertising costs, travel and insurance expenses, product development costs, costs to enforce our intellectual property rights, depreciation, amortization, professional fees and facility expenses. In 2002, we incurred approximately $620,000 of litigation expenses, net of insurance reimbursement, related to the enforcement of our intellectual property, which negatively impacted our operating income. Since 2003, our selling, general and administrative expenses have increased annually as we have increased our marketing expenses and expanded our infrastructure to support our sales growth. In addition, our product liability insurance premiums have increased as our net sales have increased. We expect that our selling, general and administrative expenses will continue to increase in future periods as we continue to hire additional personnel, develop our infrastructure, increase our brand recognition through marketing, secure and enforce our intellectual property rights and incur additional expenses associated with operating as a public company, including compliance with the Sarbanes-Oxley Act of 2002.

        As a result of adopting the Financial Accounting Standards Board, or FASB, No. 123(R), Share-Based Payment (Revised 2004), on January 1, 2006, we will incur approximately $343,000, net of tax, in non-cash stock-based compensation expense during 2006 based on the number of stock options outstanding as of September 30, 2006. We will recognize additional stock-based compensation expense in 2006 based on the fair value of any additional stock-based awards made in 2006. The amount of compensation expense recognized will depend upon numerous factors and estimates, including the number and vesting period of option grants, the publicly traded price of our common stock, the estimated volatility of our common stock price, estimates of the timing and volume of exercises and forfeitures of the options and fluctuations in future interest and income tax rates.

Income Taxes

        We operate through Heeling Sports Limited, a Texas limited partnership, and, accordingly, have not incurred significant amounts of Texas franchise taxes. Texas recently passed legislation amending its franchise tax law. As a result, effective January 1, 2007, we expect our effective tax rate to increase by up to 0.5%.

Results of Operations

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	70.1	68.2	65.9	65.9	65.4

Gross profit	29.9	31.8	34.1	34.1	34.6
Selling, general and administrative expenses
Sales and marketing	12.3	15.0	11.9	11.2	7.7
General and administrative	9.9	11.1	6.8	7.3	3.4

Total selling, general and administrative expenses	22.2	26.1	18.7	18.5	11.1

Income from operations	7.7	5.7	15.4	15.6	23.5
Other expense (income)	0.1	—	0.3	0.3	0.3

Income before income taxes	7.6	5.7	15.1	15.3	23.2
Income taxes	2.6	2.0	5.2	5.3	8.1

Net income	5.0%	3.8%	9.9%	10.0%	15.1%

Comparison of the Nine Months Ended September 30, 2006 and Nine Months Ended September 30, 2005

        Net sales.    Net sales increased $88.1 million, or 303.1%, to $117.1 million for the nine months ended September 30, 2006 from $29.1 million for the nine months ended September 30, 2005. This increase was primarily the result of higher unit sales of our HEELYS-wheeled footwear, which increased by 2.9 million pairs, or 316.2%, to 3.9 million pairs for the nine months ended September 30, 2006 from 927,000 pairs for the nine months ended September 30, 2005. For the nine months ended September 30, 2006, 85.9% of our net sales were from domestic retail customers, as compared to 81.0% for the nine months ended September 30, 2005. Domestically, our net sales increased $77.1 million, or 327.8%, to $100.6 million for the nine months ended September 30, 2006 from $23.5 million for the nine months ended September 30, 2005. This increase was primarily the result of higher unit sales of our HEELYS-wheeled footwear to existing and new retail customers, which increased by 2.5 million pairs, or 348.0%, to 3.3 million pairs for the nine months ended September 30, 2006 from 727,000 pairs for the nine months ended September 30, 2005. Internationally, our net sales increased $11.0 million, or 198.2%, to $16.5 million for the nine months ended September 30, 2006, compared to $5.5 million for the nine months ended September 30, 2005. This increase was primarily the result of increased sales to distributors in Canada, the United Kingdom, Ireland and Argentina/Brazil/Chile, partially offset by decreased sales to distributors in Japan and Spain/Portugal.

        Gross profit.    Gross profit increased $30.6 million to $40.5 million for the nine months ended September 30, 2006 from $9.9 million for the nine months ended September 30, 2005. Our gross margin was 34.6% for the nine months ended September 30, 2006 compared to 34.1% for the nine months ended September 30, 2005. The increase in gross margin was due to a decrease in our product costs of 0.8% of net sales due to product mix, reduced costs of 0.4% of net sales related to efficiencies in operating our distribution center and reduced royalty expense of 0.2% of net sales related to fewer royalty-based sales, partially offset by increased freight costs of 1.1% of net sales, primarily caused by air freight costs incurred to meet demand.

        Sales and marketing expense.    Sales and marketing expense increased $5.7 million to $9.0 million for the nine months ended September 30, 2006 from $3.3 million for the nine months ended

September 30, 2005. This increase was primarily the result of increases over the prior year in sales commissions of $4.3 million due to increased domestic sales volume, television advertising of $606,000 and co-op advertising of $281,000. Although sales and marketing expense increased from the prior period, as a percentage of net sales, sales and marketing expense decreased to 7.7% for the nine months ended September 30, 2006 from 11.2% for the nine months ended September 30, 2005.

        General and administrative expense.    General and administrative expense increased $1.9 million to $4.0 million for the nine months ended September 30, 2006 from $2.1 million for the nine months ended September 30, 2005. This increase was primarily the result of an $802,000 increase in our product liability insurance premiums which are based on sales volumes, $418,000 in payroll and related costs due to increased headcount, $260,000 in stock-based compensation expense and $92,000 in our provision for doubtful accounts due to increased sales volume. Although general and administrative expense increased from the prior period, as a percentage of net sales, general and administrative expense decreased to 3.4% for the nine months ended September 30, 2006 from 7.3% for the nine months ended September 30, 2005.

        Operating income.    As a result of the above factors, operating income increased $23.0 million to $27.5 million for the nine months ended September 30, 2006 from $4.5 million for the nine months ended September 30, 2005. As a percentage of net sales, operating income increased to 23.5% for the nine months ended September 30, 2006 from 15.6% for the nine months ended September 30, 2005.

        Income taxes.    Income taxes were $9.5 million for the nine months ended September 30, 2006, representing an effective income tax rate of 34.9%, compared to $1.5 million for the nine months ended September 30, 2005, representing an effective income tax rate of 34.5%.

        Net income.    As a result of the above factors, net income was $17.7 million for the nine months ended September 30, 2006 compared to $2.9 million for the nine months ended September 30, 2005. As a percentage of net sales, net income increased to 15.1% for the nine months ended September 30, 2006 from 10.0% for the nine months ended September 30, 2005.

Comparison of the Years Ended December 31, 2005 and 2004

        Net sales.    Net sales increased $22.6 million, or 106.3%, to $44.0 million in 2005 from $21.3 million in 2004. This increase was primarily the result of higher unit sales of our HEELYS-wheeled footwear, which increased by 714,000 pairs, or 102.4%, to 1.4 million pairs in 2005 from 697,000 pairs in 2004. In 2005, 83.2% of our net sales were derived from domestic retail customers compared to 64.9% in 2004. Domestically, our net sales increased $22.7 million, or 164.4%, to $36.6 million in 2005 from $13.8 million in 2004. This increase was primarily the result of higher unit sales of our HEELYS-wheeled footwear to existing and new retail customers, which increased by 722,000 pairs, or 170.7%, to 1.1 million pairs in 2005 from 423,000 pairs in 2004. Internationally, our net sales decreased $97,000, or 1.3%, to $7.4 million in 2005 compared to $7.5 million in 2004. This decrease was primarily the result of lower sales in Japan that we believe occurred primarily due to competing counterfeit and knockoff products, partially offset by increased sales to independent distributors in Canada, the United Kingdom, Ireland and Spain/Portugal.

        Gross profit.    Gross profit increased $8.2 million to $15.0 million in 2005 from $6.8 million in 2004. Our gross margin improved to 34.1% in 2005 from 31.8% in 2004. The increase in gross margin was primarily due to decreases in our product costs of 1.0% of net sales due to product mix and cost reductions, reduced inventory reserve costs of 0.8% of net sales based on actual experience, reduced costs of 0.3% of net sales related to efficiencies in operating our distribution center and reduced royalty expense of 0.3% of net sales related to fewer royalty-based sales, all of which were partially offset by increased freight costs of 0.1% of net sales.

        Sales and marketing expense.    Sales and marketing expense increased $2.0 million to $5.2 million in 2005 from $3.2 million in 2004. This increase was primarily the result of a $1.3 million increase in sales commissions related to our increased domestic net sales, together with a $415,000 increase in advertising expense. Although the dollar amount of sales and marketing expense in 2005 increased from the prior period, as a percentage of net sales, sales and marketing expense decreased to 11.9% in 2005 from 15.0% in 2004.

        General and administrative expense.    General and administrative expense increased $619,000 to $3.0 million in 2005 from $2.4 million in 2004. This increase was primarily the result of $304,000 in increased compensation expense due to an increase in the number of our employees and amount of bonus payments, and a $110,000 increase in our bad debt expense as we increased our provision for doubtful accounts due to increased sales volume. Although the dollar amount of general and administrative expense in 2005 increased from the prior period, as a percentage of net sales, general and administrative expense decreased to 6.8% in 2005 from 11.1% in 2004.

        Operating income.    As a result of the above factors, operating income increased $5.5 million to $6.8 million in 2005 from $1.2 million in 2004. As a percentage of net sales, operating income increased to 15.4% in 2005 from 5.7% in 2004.

        Income taxes.    Income taxes were $2.3 million in 2005, representing an effective income tax rate of 34.5%, compared to $418,000 in 2004, representing an effective income tax rate of 34.2%.

        Net income.    As a result of the above factors, net income was $4.3 million in 2005 compared to $803,000 in 2004. As a percentage of net sales, net income increased to 9.9% in 2005 from 3.8% in 2004.

Comparison of the Years Ended December 31, 2004 and 2003

        Net sales.    Net sales decreased $905,000, or 4.1%, to $21.3 million in 2004 from $22.2 million in 2003. This decrease was primarily the result of lower unit sales of our HEELYS-wheeled footwear, which decreased by 49,000 pairs, or 6.6%, to 697,000 pairs in 2004 from 746,000 pairs in 2003. In 2004, 64.9% of our net sales were from domestic retail customers compared to 42.6% in 2003. Domestically, our net sales increased $4.4 million, or 46.3%, to $13.8 million in 2004 from $9.5 million in 2003. This increase was primarily the result of higher unit sales of our HEELYS-wheeled footwear to existing and new retail customers, which increased by 131,000 pairs, or 44.9%, to 423,000 pairs in 2004 from 292,000 pairs in 2003. Internationally, our net sales decreased $5.3 million, or 41.4%, to $7.5 million in 2004 compared to $12.8 million in 2003. This decrease was primarily the result of decreased sales in South Korea that we believe was primarily due to competition from counterfeit and knockoff products, partially offset by increased sales in other countries.

        Gross profit.    Gross profit increased $149,000 to $6.8 million in 2004 from $6.6 million in 2003. Our gross margin improved to 31.8% in 2004 from 29.9% in 2003. The increase in gross margin was primarily due to decreases in our product costs of 3.0% of net sales due to product mix and cost reductions and reduced royalty expense of 0.2% of net sales related to fewer royalty-based sales, all of which were partially offset by increased inventory reserve costs of 0.6% of net sales based on actual experience, increased freight costs of 0.6% of net sales, and increased costs of 0.1% of net sales related to the operation of our distribution center.

        Sales and marketing expense.    Sales and marketing expense increased $452,000 to $3.2 million in 2004 from $2.7 million in 2003. This increase was primarily the result of higher sales commissions in 2004, which increased $299,000 over the prior year period, due to increased domestic net sales. As a percentage of net sales, sales and marketing expense increased to 15.0% in 2004 from 12.3% in 2003.

        General and administrative expense.    General and administrative expense increased $184,000 to $2.4 million in 2004 from $2.2 million in 2003. This increase was primarily the result of an increase in our bad debt expense as we increased our provision for doubtful accounts due to increased domestic sales volume, legal fees relating to enforcing our rights against intellectual property infringers, product development expenses and amortization expense. As a percentage of net sales, general and administrative expense increased to 11.1% in 2004 from 9.8% in 2003.

        Operating income.    As a result of the above factors, operating income decreased $487,000 to $1.2 million in 2004 from $1.7 million in 2003. As a percentage of net sales, operating income decreased to 5.7% in 2004 from 7.7% in 2003.

        Income taxes.    Income taxes were $418,000 in 2004 representing an effective income tax rate of 34.2%, compared to $575,000 in 2003, representing an effective income tax rate of 34.3%.

        Net income.    As a result of the above factors, net income was $803,000 in 2004 compared to $1.1 million in 2003. As a percentage of net sales, net income decreased to 3.8% in 2004 from 5.0% in 2003.

Liquidity and Capital Resources

        Our primary cash need is for working capital, which we generally finance with cash flow from operating activities and borrowings under our revolving credit facility. These sources of liquidity may be impacted by fluctuations in demand for our products, investments in our infrastructure and expenditures on marketing and advertising.

        The table below sets forth, for the periods indicated, our beginning balance of cash and cash equivalents, net cash flows from operating, investing and financing activities and our ending balance of cash and cash equivalents:

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands)
Cash and cash equivalents at beginning of period	$54	$61	$1,628	$1,628	$738
Cash provided by (used in) operating activities	3,617	711	21	(316)	(19,505)
Cash (used in) provided by investing activities	(1,491)	863	(416)	(310)	(367)
Cash (used in) provided by financing activities	(2,119)	(7)	(495)	(303)	22,403

Cash and cash equivalents at end of period	$61	$1,628	$738	$699	$3,269

        Cash flow from operating activities consists primarily of net income adjusted for certain non-cash items, including depreciation and amortization, deferred income taxes and gains or losses on sales of assets and the effect of changes in operating assets and liabilities, principally including accounts receivable, inventory, accounts payable and accrued expenses.

        For the nine months ended September 30, 2006, cash used in operating activities was $19.5 million compared to $316,000 for the nine months ended September 30, 2005. Cash used in operating activities for the nine months ended September 30, 2006 consisted primarily of an increase in net working capital of $37.5 million partially offset by net income of $17.7 million and non-cash items of $279,000. The increase in net working capital was primarily the result of an increase of $36.5 million in accounts receivable due to increased net sales, an increase in inventory of $11.3 million due to an increase in inventory in transit, an increase in prepaid expenses of $1.8 million due to higher liability insurance premiums resulting from increased net sales and deferred costs incurred associated with this offering, partially offset by an increase in accrued expenses of $6.6 million and income taxes payable of $4.5 million related to our increased income before income taxes.

        In 2005, cash provided by operating activities was $21,000 and consisted of net income of $4.3 million, increased by adjustments for non-cash items of $244,000, offset by an increase of $4.6 million in net working capital. The increase in net working capital consisted primarily of increases in accounts receivable of $5.8 million due to the increase in net sales for the period, and an increase in inventory of $542,000, partially offset by increases in accrued expenses of $1.2 million and income taxes payable of $209,000.

        In 2004, cash provided by operating activities was $711,000 and consisted of net income of $803,000, increased by adjustments for non-cash items of $399,000, partially offset by an increase of $491,000 in net working capital. The increase in net working capital consisted primarily of an increase in accounts receivable of $778,000 and a decrease in accounts payable of $130,000, partially offset by a decrease in inventory of $279,000 and an increase in income taxes payable of $115,000.

        In 2003, cash provided by operating activities was $3.6 million and consisted of net income of $1.1 million, increased by adjustments for non-cash items of $562,000 and a $2.0 million decrease in net working capital. The decrease in net working capital consisted primarily of decreases in accounts receivable of $2.8 million and inventory of $476,000, partially offset by decreases in accounts payable, accrued expenses and income taxes payable that totaled $1.4 million.

        Investing activities relate primarily to changes in cash invested with our commercial lender, investments in intangible assets and capital expenditures. Investments in intangible assets are amounts we capitalize related to the acquisition and enforcement of our patents and trademarks. Our capital expenditures are primarily related to leasehold improvements, furniture and fixtures, computer equipment, warehouse equipment and product molds and designs.

        For the nine months ended September 30, 2006, cash used in investing activities was $367,000 compared to $310,000 for the nine months ended September 30, 2005. The cash used in investing activities primarily related to purchases of equipment and legal and other costs capitalized related to securing intellectual property rights. In 2005, cash used in investing activities was $416,000, consisting primarily of $236,000 for capital expenditures and $180,000 for legal and other costs capitalized related to securing intellectual property rights. In 2004, cash provided by investing activities was $863,000, consisting primarily of $1.1 million from the withdrawal of cash on deposit with our commercial lender, partially offset by $209,000 for legal and other costs capitalized related to securing intellectual property rights and $84,000 in capital expenditures. In 2003, cash used in investing activities of $1.5 million related primarily to $1.1 million of cash deposited with our commercial lender, in addition to $268,000 for legal and other costs capitalized related to securing intellectual property rights and $84,000 for capital expenditures. In 2006, we expect to incur approximately $600,000 in capital expenditures and amounts capitalized related to securing intellectual property rights.

        Financing activities relate primarily to net borrowings and repayments under our revolving credit facility and promissory notes and redemptions of our preferred stock. We borrow funds under our revolving credit facility primarily to fund seasonal increases in our inventory and selling, general and administrative expenses. We repay amounts outstanding on our revolving credit facility with cash generated from the sale of our inventory and the collection of accounts receivable. We also borrow funds from commercial finance companies to finance the payment of insurance premiums.

        For the nine months ended September 30, 2006, cash provided by financing activities was $22.4 million compared to $303,000 used for the nine months ended September 30, 2005. The $22.4 million in cash provided by financing activities for the nine months ended September 30, 2006 primarily related to $4.5 million in net proceeds from short-term debt and $22.0 million in borrowings under our revolving line of credit, partially offset by our repurchase of $4.0 million in shares of our common stock from certain of our stockholders. In 2005, cash used in financing activities was $500,000 related to our redemption of our Series A Preferred Stock. In 2004, cash used in financing activities was $7,000 related to the net repayment of our promissory notes. In 2003, cash used in financing activities was $2.1 million related primarily to the repayments of $1.9 million to retire our subordinated debt and $191,000 under our revolving credit facility.

        We believe that our cash flow from operating activities and borrowings available to us under our revolving credit facility, together with the net proceeds from this offering, will be adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months.

        Our ability to access these sources of liquidity may be negatively impacted by a decrease in demand for our products and the requirement that we meet certain borrowing conditions under our revolving credit facility, as well as the other factors described in "Risk Factors."

Revolving Credit Facility

        On August 20, 2004, we entered into a $3.0 million revolving credit facility with a predecessor of JPMorgan Chase Bank, N.A. On August 28, 2006, we amended this revolving credit facility, increasing our maximum amount available to $25.0 million. The maximum amount available under our revolving credit facility will decrease to $10.0 million on January 1, 2007. Our amended revolving credit facility expires on June 30, 2007. Borrowings are subject to certain limitations, primarily based upon 85% of eligible accounts receivable and 50% of eligible inventory. As of October 31, 2006, there was $22.0 million outstanding under our revolving credit facility. Accounts receivable, inventory and general intangibles other than our patents and trademarks are pledged as collateral for our revolving credit facility and we are subject to compliance with certain covenants, including maintaining a minimum level of net worth of at least $7.0 million as of the end of each fiscal quarter and a minimum interest coverage ratio of 2.5 to 1.0. Our revolving credit facility also prohibits us from, among other things, incurring indebtedness for borrowed money, guaranteeing the obligations of another person or entity, creating or permitting any liens on our assets, paying dividends or making other distributions to our stockholders. Currently, we are in compliance with these covenants. Indebtedness under our revolving credit facility bears interest at a floating rate of interest based on either the prime rate quoted by JPMorgan Chase Bank, N.A. or an adjusted LIBOR rate. At October 31, 2006, the applicable interest rate under our revolving credit facility was 8.0% per annum. We are also required to pay quarterly non-usage fees, at a rate of 0.25% per annum, based on the average daily unused portion of our revolving credit facility. An irrevocable standby letter of credit in the amount of $50,000 is outstanding under our revolving credit facility in favor of the landlord for our corporate headquarters. The landlord may draw upon this letter of credit if we are in default under the lease. The letter of credit expires on March 1, 2008.

Line of Credit Note

        On April 18, 2006, we executed a $5.0 million line of credit note with JPMorgan Chase Bank, N.A. In May 2006, we borrowed $4.0 million under this note. This line of credit note was repaid in October 2006 and was canceled.

Contractual Obligations and Commercial Commitments

        The following table summarizes our significant contractual cash obligations as of December 31, 2005:

		Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Debt obligations	$96	$96	$—	$—	$—
Operating lease obligations(1)	1,888	163	567	407	751

Total obligations	$1,984	$259	$567	$407	$751

(1)
Our office lease provides that if we are in default of the lease, we must pay certain damages to the landlord, and the landlord may elect to require us to continue to pay rent through the end of the lease term or to pay the present value of the excess, if any, of the aggregate rent otherwise payable through the end of the lease over the aggregate fair market value of the premises for the lease period.

        We lease our corporate headquarters, a 50,000 square foot facility located in Carrollton, Texas, consisting of 42,000 square feet of warehouse space and 8,000 square feet of office space. Our lease expires in August 2015, but we have two five-year extension options. The information in the table above does not include these lease extensions. We believe this facility has sufficient capacity to meet our anticipated growth for the foreseeable future.

        We pay monthly royalties related to a feature incorporated in our grind-and-roll HEELYS-wheeled footwear equal to a percentage of the purchase price we pay to our manufacturers, net of the costs of the wheels and any other skating apparatus. Because the royalty is calculated in this manner, we cannot quantify the future royalty payments. In 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006, we expensed $188,000, $143,000, $179,000, $120,000 and $217,000, respectively, in royalties. Our payment obligation for these royalties will terminate on December 31, 2008.

Seasonality and Quarterly Results

        The following table sets forth certain financial information for the periods indicated. The data is prepared on the same basis as the audited consolidated financial statements. All recurring, necessary adjustments are reflected in the data below.

	Three months ended
	3/31/04	6/30/04	9/30/04	12/31/04	3/31/05	6/30/05	9/30/05	12/31/05	3/31/06	6/30/06	9/30/06
	(in thousands)
Consolidated Statements of Operations Data:
Net sales	$4,354	$5,871	$4,731	$6,354	$5,432	$10,656	$12,964	$14,898	$13,669	$30,927	$72,511
Cost of sales	3,007	4,004	3,111	4,407	3,472	7,003	8,668	9,808	8,749	20,237	47,584

Gross profit	1,347	1,867	1,620	1,947	1,960	3,653	4,296	5,090	4,920	10,690	24,927
Selling, general and administrative expenses
Sales and marketing	803	796	764	828	624	1,082	1,556	1,986	1,381	2,954	4,639
General and administrative	531	588	510	739	575	855	703	853	931	1,220	1,883

Total selling, general and administrative expenses	1,334	1,384	1,274	1,567	1,199	1,937	2,259	2,839	2,312	4,174	6,522

Income from operations	13	483	346	380	761	1,716	2,037	2,251	2,608	6,516	18,405
Other expense (income)	(1)	1	3	(2)	(4)	2	78	55	1	77	324

Income before income taxes	14	482	343	382	765	1,714	1,959	2,196	2,607	6,439	18,081
Income taxes	5	165	117	131	264	591	675	757	912	2,254	6,294

Net income	$9	$317	$226	$251	$501	$1,123	$1,284	$1,439	$1,695	$4,185	$11,787

Other Data:
Unit sales of wheeled footwear:
Pairs, domestic	65	105	93	160	127	253	347	418	375	878	2,004
Pairs, international	88	86	60	40	40	87	73	66	59	132	410

Total	153	191	153	200	167	340	420	484	434	1,010	2,414
Net sales, domestic	$2,107	$3,547	$3,010	$5,171	$4,336	$8,391	$10,796	$13,050	$12,034	$27,201	$61,387
Net sales, international	2,247	2,324	1,721	1,183	1,096	2,265	2,168	1,848	1,635	3,726	11,124
Depreciation and amortization	93	95	90	176	92	94	90	120	93	95	102

        Similar to other vendors of footwear products, sales of our products are subject to seasonality. There are three major buying seasons in footwear: spring/summer, back-to-school and holiday. Shipments for spring/summer take place during the first quarter and early weeks of the second quarter, shipments for back-to-school generally occur over the summer and shipments for the holiday season begin in October and finish in early December. Historically, we have experienced greater revenues in the second half of the year than those in the first half due to a concentration of shopping around the back-to-school and holiday seasons. Our first quarter has typically been our lowest sales quarter. Although weather is a factor in our seasonality, it is difficult to measure its impact. Results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Internal Controls

        Prior to this offering, we plan to commence a program to comprehensively document and analyze our system of internal controls sufficient to satisfy our reporting obligations as a public company. We plan to continue this program as well as prepare for our first management report on internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, for the year ending December 31, 2007. We expect to contract with an independent public accounting firm to assist us with these efforts. We believe this added expertise and experience will augment our internal resources. We believe adequate resources and expertise, both internal and external, will be committed to meet the Sarbanes-Oxley Act of 2002 Section 404 requirements.

Backlog

        We typically receive most of our orders three to four months prior to the date the products are shipped to customers. Generally, these orders are not subject to cancellation prior to the date of shipment. At September 30, 2006, our backlog was approximately $69.0 million, compared to approximately $13.0 million at September 30, 2005. At December 31, 2005, our backlog was approximately $10.7 million, compared to approximately $3.6 million at December 31, 2004. For a variety of reasons, including the timing of release dates for our product offerings, shipments, order deadlines and receipt of orders, backlog may not be a reliable measure of future sales and may not be comparable from one period to another.

Vulnerability Due to Customer Concentration

        In 2003, AG Corp Japan, our distributor in Japan, accounted for 19.9% of our net sales, Boss Technical Services, our distributor in South Korea at that time, accounted for 27.5% of our net sales and Journeys represented 12.0% of our net sales. In 2004, AG Corp Japan accounted for 19.4% of our net sales and Big 5 Sporting Goods represented 15.8% of our net sales. In 2005, Big 5 Sporting Goods, Journeys and The Sports Authority represented 12.3%, 11.3% and 10.6% of our net sales, respectively. For the nine months ended September 30, 2006, Journeys and The Sports Authority accounted for 11.6% and 11.0%, respectively, of our net sales. No other retail customer or independent distributor accounted for 10% or more of our net sales in any of these periods. We anticipate that our net sales may remain concentrated for the foreseeable future. If any of our significant retail customers or independent distributors decreases its purchases of our products or stops purchasing our products our net sales and results of operations could be adversely affected.

Critical Accounting Policies and Estimates

        Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosure at the date of our financial statements. We continually evaluate our estimates and judgments, including those related to net sales, intangible assets and stock compensation. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results or changes in the estimates or other judgments of matters inherently uncertain that are included within these accounting policies could result in a significant change to the information presented in the consolidated financial statements. We believe that the following discussion addresses the critical accounting policies that are necessary to understand and evaluate our reported consolidated financial results.

        Revenue Recognition.    Revenues are recognized when merchandise is shipped and the customer takes title and assumes risk of loss, collection of relevant receivables are probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Title passes upon shipment or upon receipt by the customer depending on the agreement with the customer. Revenues are stated net of estimated returns and other allowances, including permitted returns of damaged or defective merchandise and markdowns. Other allowances include funds for promotional and marketing activities and a volume-based incentive program.

        Reserve for Uncollectible Accounts Receivable.    We continually make estimates relating to the collectability of our accounts receivable and maintain a reserve for estimated losses resulting from the failure of our customers to make required payments. In determining the amount of the reserve, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers. Because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger reserve might be required. If we determined that a smaller or larger reserve was appropriate, we would record a benefit or charge to general and administrative expense in the period in which we made such a determination.

        Inventory Write-Downs.    We also continually make estimates relating to the net realizable value of our inventories, based on our assumptions about future demand and market conditions. If we estimate that the net realizable value of our inventory is less than the cost of the inventory recorded on our books, we record a write-down equal to this difference. This write-down is recorded as a charge to cost of sales.

        Long-Lived Assets.    Long-lived assets, including furniture and fixtures, office equipment, plant equipment, leasehold improvements, computer hardware and software and certain intangible assets, are recorded at cost and this cost is depreciated over the asset's estimated useful life. We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets and certain intangible assets may warrant revision or that the remaining balance may not be recoverable. These factors may include a significant deterioration of operating results, changes in business plans or changes in anticipated cash flow. When factors indicate that a long-lived asset or certain intangible property should be evaluated for possible impairment, we review the asset or property to assess recoverability from future operations using the undiscounted pre-tax future net cash flows expected to be generated by that asset or property. Impairments are recognized in earnings to the extent that the carrying value exceeds fair value.

        Income Tax.    We estimate what our effective tax rate will be for the full year and record a quarterly income tax expense in accordance with the anticipated effective annual tax rate. As the year progresses, we continually refine our estimate based upon actual events and income before income taxes by jurisdiction during the year. This process may result in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax expense during the quarter in which the change in estimate occurs so that the year-to-date expense equals the expected annual rate. Texas recently passed legislation overhauling its franchise tax law. As a result, effective January 1, 2007, we expect our effective tax rate to increase by up to 0.5%.

        Stock-Based Compensation.    We will recognize additional stock-based compensation expense in 2006 based on the fair value of any additional stock-based awards made in 2006. The amount of compensation expense recognized will depend upon numerous factors and estimates, including the number and vesting period of option grants, the publicly traded price of our common stock, the estimated volatility of our common stock price, estimates of the timing and volume of exercises and forfeitures of the options and fluctuations in future interest and income tax rates.

        In connection with options granted on June 23, 2006 under our 2006 Stock Incentive Plan, our board of directors determined the fair value of our common stock and engaged an independent third party appraiser to perform a contemporaneous valuation of our common stock as of such date. Utilizing the methodologies and procedures set forth in the AICPA Practice Aid for the Valuation of Privately-Held Company Equity Securities Issued as Compensation, the independent appraiser determined the value of our common stock based upon a number of significant factors, assumptions and methodologies. These factors included recent sales and negotiations for sales of our common stock, the timing of such transactions, the discounted value of our estimated future cash flows, valuations of comparable companies and transactions and our expected value as a public company. The independent appraiser correlated the value indications derived from the various methodologies to a single value by "weighting" each value indication, applied a lack of marketability discount and further decreased the value per share by the dilution to the value that would be realized by one of our stockholders by virtue of the June 23, 2006 option issuances. Between June 23, 2006 and the date of the offering contemplated by this prospectus, several events have occurred that we believe have contributed to the increase in the fair value of our common stock. These events include, among others, our increased earnings, ability to exceed internally projected sales targets after July 2006 and the filing of the registration statement relating to this prospectus which increases the likelihood of a trading market for our common stock.

        Based upon an assumed initial public offering price of $17.00, the mid-point of the price range set forth on the cover page of this prospectus, the intrinsic value of the options outstanding at September 30, 2006 was $26.5 million, of which $1.7 million related to vested options and $24.8 million related to unvested options. Although it is reasonable to expect that the completion of this offering will add value to the shares because they will have increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty.

Quantitative and Qualitative Disclosures About Market Risk

        We have a $25.0 million revolving credit facility with JPMorgan Chase Bank, N.A. that will expire on June 30, 2007. The maximum amount available under this facility will decrease to $10.0 million on January 1, 2007. As of December 31, 2005, there were no outstanding borrowings under this facility, and as of October 31, 2006, we had borrowed $22.0 million. To the extent we borrow under our revolving credit facility, which bears interest at floating rates based either on the prime rate quoted by JPMorgan Chase Bank, N.A. or an adjusted LIBOR rate, we are exposed to market risk related to changes in interest rates. At October 31, 2006, the applicable interest rate on borrowings outstanding under our revolving credit facility was 8.0% per annum. If applicable interest rates were to increase by 100 basis points, for every $1.0 million outstanding under our revolving credit facility, our income before income taxes would be reduced by approximately $10,000 per year. We are not party to any derivative financial instruments.

        We pay our independent sourcing agent and our independent distributors pay us in U.S. dollars. Because our independent manufacturers buy materials and pay for manufacturing expenses in their local currencies, to the extent the U.S. dollar weakens compared to such local currencies, our operating results may be adversely affected. Conversely, to the extent the U.S. dollar strengthens compared to local currencies in foreign markets where our products are sold, our products may be more expensive.

  Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets — an amendment of APB Opinion No. 29, or SFAS 153. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. Our adoption of SFAS 153 did not have an impact on our financial position, cash flow or results of operations.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4, or SFAS No. 151. SFAS No. 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Our adoption of SFAS 151 did not have an impact on our financial position, results of operations or cash flows.

        In December 2004, the FASB issued a revision to SFAS No. 123, Accounting for Stock-Based Compensation, which requires the calculation of the fair value of stock-based compensation, estimation of future forfeitures and income taxes and recognition of the fair value as a non-cash expense over the vesting period of the underlying instruments. SFAS No. 123(R), Share-Based Payment. We will incur approximately $343,000, net of tax, in non-cash stock-based compensation expense during fiscal 2006 based on the number of stock options outstanding as of September 30, 2006.

        In March 2005, the FASB issued Statement No. 47, Accounting for Conditional Asset Retirement Obligations, or FIN 47. FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditioned on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). Our adoption of FIN 47 did not have an impact on our financial position, cash flow or results of operations.

        In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections: a replacement of APB Opinion No. 20 and FASB Statement No. 3, or SFAS 154. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principles. This statement applies to all voluntary changes in accounting principles and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to do so. The requirements for SFAS 154 are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Our adoption of SFAS 154 did not have an impact on our financial position, cash flow or results of operations.

        In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments, or SFAS 155, an amendment of FASB Statements No. 133 and 140. SFAS 155 establishes, among other things, the accounting for certain derivatives embedded in other financial instruments. This combination is referred to as a hybrid financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. We do not believe our adoption of SFAS 155 will have a significant impact on our financial position, cash flow or results of operations.

        In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets, or SFAS 156, an amendment of FASB Statements No. 140. SFAS 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and to choose the subsequent measurement method. SFAS 156 is effective for us as of January 1, 2007. Early adoption is permitted as of the beginning of our fiscal year provided we have not yet issued financial statements, including interim financial statements, for any period of that fiscal year. We do not believe our adoption of SFAS 156 will have a significant impact on our financial position, cash flow or results of operations.

        In July 2006, the FASB issued Statement No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48. FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We are required to adopt FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. We are currently evaluating the impact FIN 48 will have on our future results of operations and financial position.

        In September 2006, the FASB issued Statement No. 157, Fair Value Measurements, or SFAS No. 157. SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet determined the impact that the implementation of SFAS 157 will have on our results of operations or financial condition.

        In September 2006, the FASB issued Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R), or SFAS No. 158. SFAS 158 requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in the employer's statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of the employer's year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The new measurement date requirement applies for fiscal years ending after December 15, 2008. We are currently evaluating the impact that the implementation of SFAS 158 will have on our financial statements.

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," or SAB 108. SAB 108 addresses quantifiying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 does not amend or change the SEC Staff's previous positions in Staff Accounting Bulletin No. 99, "Materiality," regarding qualitative considerations in assessing the materiality of misstatements. SAB 108 is effective for fiscal years beginning after November 15, 2006. We do not expect the adoption of SAB 108 to have a material impact on our consolidated financial position, results of operations or cash flows.

BUSINESS

Introduction

        We are a designer, marketer and distributor of innovative, action sports-inspired products under the HEELYS brand targeted to the youth market. Our primary product, HEELYS-wheeled footwear, is patented, dual-purpose footwear that incorporates a stealth, removable wheel in the heel. HEELYS-wheeled footwear allows the user to seamlessly transition from walking or running to skating by shifting weight to the heel. Users can transform HEELYS-wheeled footwear into street footwear by removing the wheel. Our distinctive product offering has driven our growth, and we believe that our HEELYS brand is becoming synonymous with an increasingly popular lifestyle activity. We believe that the growing exposure of our HEELYS brand will allow us to selectively introduce additional product categories in the future by taking advantage of our expertise in product development and sourcing, strong retail relationships and knowledge of our target consumer.

        We believe that HEELYS-wheeled footwear provides users with a unique combination of fun and style that differentiates it from other footwear and wheeled sports products. Our HEELYS brand message emphasizes individuality and independence and is represented by our marketing slogan, "Freedom is a wheel in your sole." We believe that our HEELYS brand has developed broad appeal among boys and girls between six and fourteen years of age, particularly those who associate themselves with the action sports youth lifestyle. We employ a grass-roots marketing program designed to promote our HEELYS brand image, stimulate demand for our products, maintain a connection with our target consumer and capture consumer feedback on our products.

        We currently offer HEELYS-wheeled footwear in a wide variety of styles and colors at domestic retail price points ranging from $59.99 to $99.99 depending upon performance features, comfort and materials. HEELYS-wheeled footwear is protected by numerous patents and trademarks, enabling us to capture the emerging demand for our unique offering in the United States and other countries where we can enforce our patents. In 2005, approximately 95% of our net sales was derived from the sale of our HEELYS-wheeled footwear. We also sell branded accessories, such as replacement wheels, helmets and other protective gear.

        We sell our products through distribution channels that merchandise our products in a manner that we believe enhances and protects our HEELYS brand image. Domestically, our products can be purchased from full-line sporting goods retailers such as The Sports Authority, Modell's and Dick's Sporting Goods, specialty apparel and footwear retailers, such as Journeys and Bob's Stores, and select department stores, such as Nordstrom and Mervyn's. Our products can also be purchased from select online retailers such as Zappos.com. In 2005, 83.2% of our net sales were derived from retailers in the United States. Internationally, our products are sold to independent distributors with exclusive rights to specified international territories.

        We were founded in May 2000 by Roger R. Adams, the inventor of HEELYS-wheeled footwear. Michael G. Staffaroni joined our team in August 2000 and became our Chief Executive Officer in January 2001. Mr. Staffaroni brings significant management experience in both the branded athletic footwear and action sports industries. Since our inception, our management team has carefully cultivated the HEELYS brand name, enhanced our product offering and developed our infrastructure to meet the rapidly increasing demand for our products.

Target Market

        The growth and longstanding popularity of skateboarding, inline skating, roller skating and scooter riding in the United States reflect consumers' interest in wheeled sports activities. For example, skateboarding and inline skating have remained a part of youth culture for over 40 and 25 years, respectively. Our HEELYS-wheeled footwear, which we believe has broad patent protection relative to other wheeled sports products, appeals to many of these same consumers. While the market for HEELYS-wheeled footwear has grown significantly since our first product was introduced in 2000, we believe this market has substantial growth potential.

        Our products appeal to a broad range of young, active consumers around the world who enjoy wheeled sports activities. Our primary market is six to fourteen year old boys and girls, an age group in the United States that the U.S. Census Bureau estimated to be 36.4 million people in 2005 and projected to grow to 38.2 million people by 2015. Based on our sales of more than 3.2 million pairs of HEELYS-wheeled footwear in the United States in the nine months ended September 30, 2006, we believe that our target market offers significant growth potential for both HEELYS-wheeled footwear and future product introductions. In addition, we believe we benefit from greater repeat purchases by our consumers relative to other wheeled sports products, driven by the natural replacement cycle of children's footwear and the new styles that we offer each season.

        We believe that our products have become more popular in recent years due to the trend among young people away from traditional team sports and toward individual, action sports. For example, SGMA International, a sporting goods industry trade group, estimated that from 1998 to 2005, U.S. participation in basketball, baseball and soccer declined 24.6%, 16.7% and 6.4%, respectively, while U.S. participation in snowboarding, skateboarding and surfing increased 33.7%, 58.3% and 90.5%, respectively. We believe events such as the X Games, the inclusion of snowboarding medal events in the Winter Olympics and the national recognition of leading boardsport athletes have broadened general awareness and increased the popularity of the action sports youth lifestyle. The trend towards individual, action sports has influenced the styles and performance features of our products and our marketing strategies.

Business Strengths

        We attribute our success to the following business strengths:

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  Strong Brand Recognition.    We believe that our brand awareness is a significant competitive strength and has positioned us for continued growth. We have positioned the HEELYS brand to represent a fun, youthful and active image and we believe it now defines an emerging lifestyle activity with a following among consumers in our target market. For the quarter ended September 30, 2006, HEELYS-wheeled footwear had a 17.0% market share in retail sales dollars for skateboard-related footwear brands, behind only Vans, according to data collected by NPD, a retail and apparel industry research group.

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  Appealing, High Quality Products.    We strive to provide high quality, stylish products. We carefully select our independent manufacturers and diligently monitor their manufacturing process to ensure the quality of their finished goods. To stimulate demand for our products and encourage repeat purchases by consumers, we endeavor to consistently offer a line of wheeled footwear that combines style, comfort and high quality components including ABEC-rated bearings, specially formulated polyurethane wheels and abrasion-resistant outsoles and upper materials. We have generally introduced more than 20 standard styles each year in an attempt to respond to changing consumer tastes and preferences.

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  Focus on Innovation with Intellectual Property Protection.    Our innovative HEELYS-wheeled footwear is highly differentiated from other wheeled sports products and athletic footwear. We believe that our patents and pending patent applications enable us to maintain this differentiation. We own more than 77 issued patents and pending patent applications in more than 25 countries, 49 of which are related to our HEELYS-wheeled footwear. We also have more than 75 registered trademarks and pending trademark applications in more than 30 countries. We believe that our experience introducing HEELYS-wheeled footwear to the market and our growing brand awareness will allow us to successfully develop and introduce additional products incorporating innovative designs and technologies that appeal to our target consumers.

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  In-Depth Understanding of Our Target Market.    We employ a grass-roots marketing model that enables us to regularly interact with and maintain an in-depth understanding of our target market. Our event marketing managers, or EMMs, coordinate over 3,000 in-store clinics and demonstrations annually, allowing us to communicate our brand message in an interactive, fun environment. In addition, our EMMs use online marketing techniques such as hosting message boards and contributing to skate-oriented chat rooms. We also sponsor "team riders" to showcase HEELYS-wheeled footwear in high-traffic, public areas. Through these multi-faceted interactions with our target consumers, we continually refine our understanding of their evolving preferences. We intend to use this insight to develop new HEELYS-wheeled footwear models, strengthen and extend our HEELYS brand and offer additional product categories.

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  Compelling Value Proposition for Retail Customers.    We believe that our differentiated product offering and brand name represent a compelling value proposition for our retail customers. Our products have historically enabled our retail customers to achieve high sales volumes at or near our suggested retail prices, rapid inventory turns and attractive margins. These results have allowed us to develop strong relationships with our retail customers, expand our product offering with existing retail customers and add new retail customers.

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  Flexible and Efficient Sourcing Model.    By outsourcing manufacturing, we eliminate the need to purchase raw materials and limit the amounts we are required to spend on working capital, capital expenditures and overhead. This enables us to focus our resources on developing new products and brand-enhancing activities. We do not have any long-term manufacturing contracts, choosing instead to retain the flexibility to change our manufacturing sources if necessary. We have developed systems and procedures that enable us to actively monitor product quality, control product costs and facilitate timely product delivery.

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  Senior Management Team with Deep Industry Experience.    Our senior management team, which has overseen our company since its inception, has been instrumental in developing our HEELYS brand, establishing strong relationships with retail customers and international distributors and directing our growth. Our Chief Executive Officer has approximately 30 years of experience in the branded footwear and action sports industries and has held senior level positions at the Rollerblade division of Benetton S.p.A. and L.A. Gear. Our Senior Vice President — Global Sales has over 25 years of sales and marketing experience in the athletic apparel and footwear industries and has held executive level and sales positions at L.A. Gear, Kaepa, Nike, Stride-Rite and Wilson Sporting Goods.

Growth Strategy

        We plan to continue growing our net sales and earnings through the following strategies:

  •
  Increase Awareness and Popularity of our HEELYS Brand.    We plan to increase the awareness and popularity of our HEELYS brand, which we believe will fuel demand for our products. By conveying our brand message through word-of-mouth, grass-roots and traditional marketing, we seek to strengthen our understanding of and broaden our target market. We believe that enhanced brand awareness will allow us to expand sales of our current products and successfully offer new product categories.

  •
  Broaden Our Relationships with Existing Retail Customers.    Many of our retail customers do not initially sell our products in all of their stores, choosing to evaluate consumer acceptance of our products in a limited number of stores. As the demand for our products continues to grow and our relationships with our retail customers develop, we believe that certain of our retail customers will continue to increase the number of stores in which our products are sold and expand the selection of our products that they offer. Based on the success that these retailers have had selling our products, we believe that we will have opportunities to expand our sales with existing retail customers in the future. In addition, we encourage our independent distributors to pursue similar growth strategies with their customers.

  •
  Expand Our Customer Base.    We intend to increase our domestic distribution by adding new retail customers. In particular, we believe that there are a number of regions in the United States where we are just beginning to realize the sales potential for our products, and we intend to increase our distribution in these regions. We believe that international distribution also represents a significant growth opportunity for us. We intend to take advantage of this opportunity by encouraging our existing distributors to expand their market presence and by establishing relationships with distributors in new international markets.

  •
  Develop and Selectively Acquire New Products and Brands.    Our vision is to become an action-sports lifestyle company, consistently bringing innovative branded products to the global market. We intend to leverage our HEELYS brand and our reputation for innovation, quality, performance and comfort by expanding our apparel and accessories product offerings, entering new product categories and increasing the breadth of HEELYS branded products sold by our existing retail customers. In addition to continually updating our HEELYS-wheeled footwear offering with new colors, materials and textures to keep our style assortment fresh and developing related products and technologies, we believe opportunities exist to acquire complementary brands and products that appeal to our target market.

Products

        Our primary product is HEELYS-wheeled footwear, patented, dual-purpose footwear that incorporates a stealth, removable wheel in the heel. HEELYS-wheeled footwear allows the user to seamlessly transition from walking or running to skating by shifting weight to the heel. Users can remove the wheel to transform HEELYS-wheeled footwear into street footwear. HEELYS-wheeled footwear is offered in over 20 styles, incorporating various comfort and performance features and colors at five retail price points. We offer a new line of HEELYS-wheeled footwear twice each year for the spring/summer selling season and the back-to-school and holiday selling seasons.

        HEELYS-wheeled footwear can be classified into the following three categories:

Single-Wheel. Our single-wheel HEELYS-wheeled footwear have one detachable wheel and are available in various sizes for men, women and children. We offer wheels of various performance capabilities in order to appeal to beginners and advanced users. Single-wheel HEELYS-wheeled footwear represented approximately 80.4% of our net sales in 2005. Suggested domestic retail prices for our single-wheel HEELYS-wheeled footwear generally range from $59.99 to $99.99.

Two-Wheel. Our two-wheel HEELYS-wheeled footwear include two detachable wheels, are designed for novice users and are offered only in children's sizes. This category represented approximately 9.9% of our net sales in 2005. The suggested domestic retail price for our two-wheel HEELYS-wheeled footwear is generally $59.99.

Grind-and-Roll. Grind-and-roll HEELYS-wheeled footwear represent our highest performance category and are preferred by enthusiasts seeking a challenging and exciting action sports experience. This category features a single detachable wheel and a patented, hard nylon plate in the arch, enabling the consumer to slide, or "grind," on hand railings and other similar surfaces. Consumers can use our grind- and-roll HEELYS-wheeled footwear to perform distinctive maneuvers, similar to those performed by skateboarders and inline skaters. The grind-and-roll category represented approximately 4.9% of our net sales in 2005. The suggested domestic retail price for our grind-and-roll HEELYS-wheeled footwear is generally $89.99.

        In addition to offering our standard styles, we collaborate with certain of our retail customers to develop HEELYS-wheeled footwear styles that these retail customers have the exclusive rights to sell. This special make-up program enables these customers to differentiate their HEELYS-wheeled footwear product offering and allows us to broaden our product range. These exclusive products are made to order and shipped directly to our retail customers, thereby mitigating our inventory risk. In 2005, special make-up program products represented approximately 17.9% of our net sales.

        In the past, we sold less expensive wheeled footwear under the "Cruz" brand name exclusively to certain of our independent distributors. The Cruz brand represented approximately 12.3%, 17.7% and 3.3% of our net sales in 2003, 2004 and 2005, respectively. Although we have not sold any Cruz branded footwear since 2005, we may choose to re-launch this product line in the future.

        We also offer a selection of HEELYS branded accessories, including protective gear such as helmets and wrist, elbow and knee guards, heel plugs, wheel bags and replacement wheels. We plan to take advantage of growing consumer awareness of our brand name and our strong retail relationships to expand our HEELYS branded accessories offerings. In response to demand from certain of our retail customers, we began to offer HEELYS branded apparel and additional accessories in the third quarter of 2006.

Product Design and Development

        We continually update and refine our product offerings in response to evolving consumer preferences. For example, in 2002 we introduced the grind plate for our grind-and-roll HEELYS-wheeled footwear and the two-wheel HEELYS-wheeled footwear, and in 2003 we introduced specific styles for girls and the "sole saver" heel plug, which provides a finished look to the footwear by covering the wheel cavity when the wheel is removed. We believe that introducing new products, performance features and designs allows us to maintain premium price points, encourages repeat purchases and creates incremental consumer demand for our products. We monitor changing consumer trends and identify new product opportunities through close, interactive contact with our target consumers, frequent dialogue between our EMMs and our retail customers and input from our sponsored "team riders" who are paid to use and promote our products.

        Our product development efforts include both incremental improvements to our existing products and entirely new technologies and product categories. Incremental improvements to our existing products include introducing new styles, improving the materials used in our wheels and designing lighter shoes with greater durability and enhanced comfort and performance features. Innovative technologies for our HEELYS-wheeled footwear include a patent pending wheel suspension system featuring shock-absorbing springs in the wheel housing, providing a more comfortable walking, running and skating experience, that we introduced in July 2006.

        Our product design and development process is rigorous and highly collaborative, using input from our sales staff, product development professionals, retail customers, EMMs and consumers. We focus not only on the performance of our products, but also on production cost and efficiency. We outsource the aesthetic, non-technical aspects of our product design, such as color and style, to independent product designers, which allows us to concentrate on developing innovative performance technologies.

Sales

        We carefully control the distribution of our products to protect and enhance our HEELYS brand and maintain our ability to offer our products at premium price points. We sell our products domestically directly to retail customers, while internationally we sell through independent distributors. Currently, we do not sell our products to mass merchants or directly to consumers.

Domestic Sales

        As of September 30, 2006, our customer base of retail customers in the United States included over 800 accounts that operated more than 7,400 stores. Based on communications with those customers, we believe that as of September 30, 2006, our HEELYS-wheeled footwear was offered for sale in more than 5,000 of those stores. These retail customers include a variety of full-line sporting goods retailers, specialty apparel and footwear retailers and select department stores. Our products are also sold through select online retailers. We attempt to choose retail customers who appeal to our target market and who are able and willing to merchandise our products in a manner that we believe is consistent with our brand message and positioning. Big 5 Sporting Goods, Dick's Sporting Goods, Modell's, The Sports Authority, Journeys, Bob's Stores, Nordstrom, Mervyn's and Zappos.com are examples of our domestic retail customers. In 2003, 2004 and 2005 and the nine-month period ended September 30, 2006, our domestic net sales were $9.5 million, $13.8 million, $36.6 million and $100.6 million, respectively, representing 42.6%, 64.9%, 83.2% and 85.9% of our total net sales, respectively.

        We believe that there are numerous opportunities to expand our domestic distribution. We intend to increase our domestic distribution by expanding the number of stores in which HEELYS-wheeled footwear is sold by existing retail customers and by adding new retail customers. Due to our limited funding at our inception, we focused our marketing resources on specific regions of the country that we believed embraced wheeled sports and innovative products such as HEELYS-wheeled footwear. As the exposure of our products and brand name increased and our financial position improved, we expanded our focus to other regions of the country, where we believe we are just beginning to realize the sales potential for our products.

        We are committed to providing the highest levels of service to our retail customers. We maintain a national sales force of 16 independent sales representatives, each of whom is assigned an exclusive territory and is compensated on a commission basis, and who together are responsible for substantially all of our domestic sales. We believe that our product line represents a significant percentage of the sales made by these independent sales representatives. Our Senior Vice President — Global Sales, who oversees our independent sales representatives, and our independent sales representatives are supported by our eight-person sales and customer service department.

International Sales

        As of September 30, 2006, we offered our products internationally through more than 30 independent distributors, each of which has exclusive rights to a designated territory. In 2005, our largest international territories by net sales were Canada, Japan and Spain/Portugal. We select our independent distributors based on their relationships with appropriate retailers, their ability to effectively represent the HEELYS brand and their execution of our distribution strategy. In order to maintain a consistent brand image throughout the world, we provide marketing, distribution and product training support to our independent distributors. Each distributor must meet minimum sales goals and is responsible for funding its local marketing campaigns, maintaining its own inventory and providing sufficient sales, distribution and customer service infrastructure. In 2003, 2004 and 2005 and the nine-month period ended September 30, 2006, our international net sales were $12.8 million, $7.5 million, $7.4 million and $16.5 million, respectively, representing 57.4%, 35.1%, 16.8% and 14.1% of our total net sales, respectively. In 2003, Japan and South Korea accounted for 19.9% and 27.5% of our net sales, respectively, and in 2004, Japan accounted for 19.4% of our net sales. Since 2004, no country other than the United States has accounted for 10% or more of our net sales. We believe that international distribution represents a meaningful growth opportunity for us that we intend to take advantage of by encouraging our existing distributors to expand their market presence and by establishing relationships with distributors in new international markets.

Principal Customers

        In 2003, AG Corp Japan, our distributor in Japan, accounted for 19.9% of our net sales, Boss Technical Services, our distributor in South Korea at that time, accounted for 27.5% of our net sales and Journeys represented 12.0% of our net sales. In 2004, AG Corp Japan accounted for 19.4% of our net sales and Big 5 Sporting Goods represented 15.8% of our net sales. In 2005, Big 5 Sporting Goods, Journeys and The Sports Authority represented 12.3%, 11.3% and 10.6% of our net sales, respectively. For the nine months ended September 30, 2006, Journeys and The Sports Authority accounted for 11.6% and 11.0%, respectively, of our net sales. No other retail customer or independent distributor accounted for 10% or more of our net sales in any of these periods.

Marketing

        Our marketing strategy is to position our products and the HEELYS brand to represent a lifestyle that includes excitement, individuality and the unique culture of action sports. To promote awareness of our HEELYS brand, we utilize a multi-faceted strategy that includes event marketing activities, television advertising, point-of-purchase, or POP, displays and product placement and public relations opportunities. While we fund the cost of these activities domestically, our independent distributors are solely responsible for these costs in their markets.

Event Marketing Activities

        We employ a team of six EMMs that enables us to reach consumers at the grass-roots level and help drive foot traffic to our retail customers' locations. EMMs increase consumer awareness of our products by hosting in-store product clinics and demonstrations, teaching store personnel how to use our products, employing "guerrilla" marketing methods such as arranging for our sponsored "team riders" to skate in high traffic public areas and using online marketing techniques such as hosting message boards and contributing to skate-oriented chat rooms. EMMs educate retail sales personnel on techniques to maximize sell through of our products and to promote product awareness and safety.

Television Advertising

        Television advertisements have recently become a more important and highly effective tool for increasing awareness of our brand and products among our target consumers because these advertisements allow us to show consumers HEELYS-wheeled footwear in action. Advertisements air in selected regions of the United States during our primary selling seasons on cable channels such as ABC's Family Channel, Nickelodeon and The Cartoon Network. As part of our regional television advertising strategy, we feature the name of a local retail customer at the end of our television advertisements. This tactic is intended to drive consumers to specific retail customers and allows us to evaluate the effectiveness of our advertising. We ran our first national cable television advertising campaign in the fourth quarter of 2005. We expect to continue utilizing both regional and national television advertising campaigns in the future.

Point-of-Purchase Displays

        Certain of our retail customers have committed valuable floor space to POP displays we provide to enhance the presentation of our products. Through the use of these POP displays, we are able to present the HEELYS brand message to consumers in a consistent manner and increase our shelf space in our retail customers' locations. EMMs ensure our merchandise is effectively featured using POP displays.

Product Placement

        Because HEELYS-wheeled footwear is highly differentiated from other wheeled sports products and other footwear, we often receive requests from television shows, magazines and news organizations to review or highlight our products. While we have not paid for product placement, our products have been featured in numerous television and print spots, including television networks such as CNN and CNBC, television shows such as So You Think You Can Dance, Good Morning America, Radical Sabbatical, Livin' Large, CSI: Miami and Invent This, magazines and newspapers such as Time, People, The Wall Street Journal, In Style, Newsweek and Sports Illustrated and the World Book Encyclopedia and McGraw Hill school textbooks. HEELYS-wheeled footwear was used in the Miramax film Spy Kids 2 and has been featured in pop artist Usher's music videos and television specials. We believe that product placement activities enable us to build awareness of our products and our HEELYS brand in a cost-effective manner.

Manufacturing and Sourcing

        We do not own or operate any manufacturing facilities and we purchase our products as finished goods from independent manufacturers. We do not have any long-term manufacturing contracts, choosing instead to retain the flexibility to change our manufacturing sources if necessary. We believe that alternate manufacturing sources are available at comparable costs to those we currently experience.

        We carefully monitor all aspects of the production of our HEELYS-wheeled footwear, including the development and manufacturing of prototypes, initial production runs and final product manufacturing. We perform an array of inspection procedures at various stages of the production process, including examination and testing of raw materials and components prior to manufacture, work-in-process at various stages of production and finished goods prior to shipment. Historically, our defective return rate has been less than 0.5% of our net sales. We also regularly conduct on-site visits to our manufacturers' facilities to confirm they engage in ethical business practices.

        Boss Technical Services, our independent sourcing agent, helps us identify and develop relationships with manufacturers of our footwear products and provides quality inspection, testing, logistics and product development and design assistance. We pay for these services on a commission basis.

        Bu Kyung Industrial, which is owned by one of the owners of Boss Technical Services, has manufactured HEELYS-wheeled footwear since our inception and until recently was responsible for manufacturing substantially all of our HEELYS-wheeled footwear. Due to rapid growth in demand for our HEELYS-wheeled footwear, in 2006 we began using a number of other manufacturers to supply our products. We expect Bu Kyung Industrial to continue to manufacture a significant portion of our footwear products, but we expect to develop relationships with additional manufacturers in order to secure additional capacity and mitigate the risk associated with using a limited number of manufacturers.

Order Fulfillment and Inventory Management

        Our products are inspected, bar coded and packaged by our independent manufacturers and transported by container ship typically to Long Beach, California. Our independent manufacturers mark, label and pre-ticket our products for certain of our larger retail customers. For products sold in the United States, after the products clear U.S. customs, we use an independent freight forwarder and customs broker to ship them via rail by container either to our distribution center located in Carrollton, Texas or directly to our retail customers. In 2005, approximately 67.4% of our products in the United States were shipped directly to our retail customers. Upon receipt at our warehouse, merchandise is inspected and recorded in our management information systems and packaged for delivery. We maintain electronic data interchange, or EDI, connections with many of our larger retail customers in order to automate order tracking and inventory management. Substantially all of our products destined for international distribution are sent directly by our independent manufacturers to our independent distributors.

        To allow us to better plan our production volume with our manufacturers, we offer our retail customers discount incentives to place advance orders. We typically receive most of our orders, which are not subject to cancellation, three to four months in advance of the scheduled delivery dates. To manage our inventory risk, we regularly monitor available sell through data and seek input on anticipated consumer demand from our retail customers.

Intellectual Property — Patents and Trademarks

        We have both domestic and international patent coverage for the technology incorporated in our HEELYS-wheeled footwear and own more than 77 patents issued or pending in more than 25 countries. Our first patent was a method patent that was issued in June 2002 and includes coverage for wheeled footwear, including HEELYS-wheeled footwear, with a wheel in the heel that allows the user to transition from walking or running to skating by shifting weight to at least one wheel in the heel. We also own a variety of trademarks, with more than 75 registered and pending trademarks in more than 30 countries.

        We have vigorously enforced and expect to continue to vigorously enforce our intellectual property rights against infringers around the world. Despite the challenges inherent in combating infringers in international jurisdictions that may not protect intellectual property rights to the same extent as the United States, we have cooperated with the appropriate authorities and they have conducted successful raids, customs seizures and product confiscations of products that infringe our intellectual property rights in various countries. We have obtained agreements from importers and retailers to cease and desist all infringing activities and, in some cases have been paid monetary compensation. We have also successfully asserted our patent rights against manufacturers of infringing products.

        We have an exclusive worldwide license to use intellectual property related to the technology used in our grind-and-roll HEELYS-wheeled footwear. We pay a royalty of 12.0% of our cost on certain products, $1.00 per unit on certain styles of footwear and 25% of any sublicensed revenue of any non-footwear products, apparel and accessories or similar items that absent our license would infringe the trademarks relating to such products under the license agreement. Provided we make the required minimum payments of $10,000 per month through January 2007, at December 31, 2008 title to this intellectual property automatically transfers to us without any further payment. The licensor has the right to reacquire the intellectual property if we fail to make the required royalty payments.

Employees

        As of October 31, 2006, we employed a total of 38 full-time employees, 33 of whom work in our Carrollton, Texas headquarters. Our full-time employees include 11 in sales and customer service, eight in marketing, seven in executive and administration, one in information technology, five in finance and six in warehousing operations. We also employ temporary warehouse employees during peak shipment periods. We are not party to any labor agreements and none of our employees is represented by a labor union. We consider our relationships with our employees to be excellent and have never experienced a work stoppage.

        In September 2004, we entered into an agreement with an affiliate of Gevity HR, Inc. a professional employer organization, or PEO, under which Gevity provides payroll and employee benefit services and acts as a co-employer of our employees. We believe this arrangement allows us to provide our employees with competitive benefits in a cost-effective manner.

Insurance and Product Liability

        We purchase insurance to cover standard risks associated with our business, including policies to cover commercial general liability and other casualty and property risks. Our insurance rates depend upon our safety record as well as trends in the insurance industry. Through our PEO, our employees are also covered by workers compensation insurance, the cost of which is retrospective and varies depending upon the frequency and severity of claims during the policy year.

        We face an inherent risk of exposure to personal injury or product liability claims if, among other things, use of our products results in injury, disability or death. We believe our insurance coverage is sufficient for the risks relating to our products. Our coverage involves retentions with primary and excess liability coverage above the retention amount.

        We retain certain property and casualty risks based on our analysis of the risk, the frequency and severity of a loss and the cost of insurance for the risk. We believe that the risk we have assumed through retention is not significant and payments of retained claims will not have an adverse impact on our performance.

Information Technology Systems

        Our information technology systems are designed to provide us with, among other things, comprehensive order processing, production, accounting and management information for the sourcing, importing, distribution and marketing aspects of our business. We use the Microsoft Dynamics SL version 6.0 software, with several customizations that enhance this package for our purposes. We also maintain an EDI system that provides a computer link between us and certain of our customers that enables us to monitor purchases, inventory and retail sales and also improves our efficiency in responding to customer needs. Prior to May 1, 2006, when we hired a Director of Information Technology, we outsourced all of our information technology functions.

        We intend to expand and upgrade our information technology systems to support recent and expected future growth. Specifically, we plan to add servers and data warehousing machines and enhance our order management, inventory and EDI modules. We will also evaluate and may implement a new warehouse management system, a new customer-relationship management tool that will integrate with our website for improved customer service and an online and off-site backup system with full data recovery and redundancy capability. Although we do not have an enterprise resource planning system, after making these upgrades, we believe our information technology systems will be sufficient to meet our anticipated growth for the foreseeable future.

Properties

        We lease our corporate headquarters, a 50,000 square foot facility located in Carrollton, Texas, consisting of 42,000 square feet of warehouse space and 8,000 square feet of office space. Our lease expires in August 2015, but we have two five-year extension options. We believe this facility has sufficient capacity to meet our anticipated growth for the foreseeable future.

Competition

        We compete with companies that focus on the young consumer across a number of markets, including footwear, sporting goods and recreational products. Many of these companies have substantially greater financial, distribution and marketing resources than we have. Product design, performance, styling, comfort, quality, brand awareness, timeliness of product delivery and pricing are all important elements of competition in the markets for our products. We believe that the strength of our HEELYS brand, the intellectual property related to the design of HEELYS-wheeled footwear, the quality of our products and our relationships with retailers and distributors allows us to compete effectively in the markets we serve. In certain international markets where enforcing our intellectual property rights is more difficult than in the United States, we compete against counterfeit, knockoff and infringing products, which typically are offered at lower prices.

Legal Matters

        Due to the nature of our products, from time to time we have to defend against personal injury and product liability claims arising out of personal injuries that allegedly are suffered using our products. To date, none of these claims has had a material adverse effect on us. We are also engaged from time to time in various claims and legal proceedings relating to intellectual property matters and because of the recent increasing number of infringing and knockoff products being sold domestically, we have an increased number of claims and legal proceedings relating to intellectual property matters. We believe that none of our pending legal matters will have a material adverse effect upon our liquidity, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors, and their ages as of October 31, 2006, are as follows:

Name	Age	Position
Michael G. Staffaroni	49	Chief Executive Officer, President and Director
Roger R. Adams	52	Director
Michael W. Hessong	41	Vice President — Finance, Chief Financial Officer, Treasurer and Secretary
Charles D. Beery	54	Senior Vice President — Global Sales
Patrick F. Hamner	50	Chairman of the Board
James S. Peliotis	39	Vice President — Marketing
Robert W. Byrne	42	Vice President — Design and Development
Samuel B. Ligon(1)(2)	67	Director
Richard E. Middlekauff(1)(2)	64	Director
William R. Thomas	78	Director
James T. Kindley(1)(2)	59	Director

(1)
Member of the compensation committee

(2)
Member of the audit committee

        Mr. Staffaroni has served as our Chief Executive Officer since January 2001, as our President since May 2006 and as one of our directors since August 2006. Before joining us as Chief Executive Officer, Mr. Staffaroni served as our full-time consultant from August 2000 to January 2001. From September 1995 to February 2000, Mr. Staffaroni was Vice President of the Rollerblade division of Benetton Group, S.p.A., a worldwide design, marketing, manufacturing and distribution company. From May 1992 to September 1995, Mr. Staffaroni served as Vice President of Research, Design and Development at L.A. Gear, an athletic footwear company. Mr. Staffaroni began his footwear career in 1976 and during his career has been involved in product development, marketing, operations and general management. Mr. Staffaroni attended the University of Wisconsin-Milwaukee.

        Mr. Adams is the inventor of HEELYS-wheeled footwear. Mr. Adams has been one of our directors since he founded our company in 2000, and served as our President and Secretary until May 2006, when he became our Director of Research and Development. Before inventing HEELYS-wheeled footwear and founding our company, Mr. Adams served as a crisis associate, mental health counselor, mental health supervisor and regional coordinator for the State of Oregon from 1990 to 1995. Mr. Adams has extensive industry experience and has been involved in the skate industry for over 40 years, including operating his family's skate centers and working in his family's skate distribution company and skate-related manufacturing company. Mr. Adams received a Bachelor of Arts degree in psychology and a graduate degree in clinical counseling and independent studies from Pacific Lutheran University. Mr. Adams is the first cousin of Richard E. Middlekauff, one of our directors.

        Mr. Hessong has served as our Chief Financial Officer since December 2000 and as our Vice President — Finance, Treasurer and Secretary since May 2006. Mr. Hessong served as Vice President — Finance of the Marketing Continuum, a promotional marketing company, from May 1998 to December 2000. He also served as Vice President — Finance of Firstcom Music, a licensor of production music, from August 1997 to May 1998, and was the Controller and Director of Operations for Jokari/US, Inc., a consumer product company from May 1993 to August 1997. Mr. Hessong is a licensed certified public accountant in the State of Texas and received a Bachelor of Science in accounting from Oklahoma State University.

        Mr. Beery has served as our Senior Vice President — Global Sales since March 2001. Mr. Beery has over 25 years of athletic footwear sales and marketing experience. He has held executive level and sales positions at L.A. Gear, Nike, Stride-Rite, Kaepa and Wilson Sporting Goods. Mr. Beery received a Bachelor of Science in physical education from Texas Tech University.

        Mr. Hamner has served as one of our directors and our Chairman of the Board since May 2000, and became a full-time employee of our company in May 2006. Prior to May 2006, Mr. Hamner was a Senior Vice President of Capital Southwest Corporation, a publicly traded venture capital investment company, and its subsidiary CSVC. Mr. Hamner has over 24 years of venture capital experience and business start-up and development activities. Mr. Hamner currently serves on the board of directors of Blue Magic, Inc., Jet-Lube, Inc., The RectorSeal Corporation and The Whitmore Manufacturing Company, all of which are chemical or lubricant manufacturing companies and are wholly owned by Capital Southwest Corporation. From October 2001 to October 2002, Mr. Hamner served as Chairman of the National Association of Small Business Investment Companies. Mr. Hamner received a Bachelor of Science in mechanical engineering, cum laude, from Southern Methodist University and a Masters of Business Administration from the University of Texas.

        Mr. Peliotis has served as our Vice President — Marketing since October 2006. Mr. Peliotis has over 17 years of experience with consumer products companies. From August 2002 through September 2006, Mr. Peliotis served as a Business Unit Manager for Easton-Bell Sports, a sports products company. From July 2000 through July 2002, Mr. Peliotis served as a Director of Brand Marketing for Diageo, a liquor manufacturer, and from August 1989 through June 2000, Mr. Peliotis served in various marketing and product manager positions at Kimberly-Clark Corporation, a worldwide consumer products company. Mr. Peliotis has a Bachelor of Arts from Lakeland College and a Masters of Business Administration from the University of Nevada, Las Vegas.

        Mr. Byrne has served as our Vice President — Design and Development since October 2006. Mr. Byrne has almost 20 years experience in product design and development. Before joining us, Mr. Byrne worked from August 1998 through May 2005 as a product designer and developer at Skechers USA, Inc., an international footwear company. From December 1993 through August 1998, Mr. Byrne served as Vice President at Edge Quest, a research and development footwear company, and from May 1989 through December 1993, he was in product design and development at L.A. Gear, an athletic footwear company. Mr. Byrne received a Bachelor of Arts in Art Communication from Roanoke College.

        Mr. Ligon has served as one of our directors since June 2000. Mr. Ligon has more than 31 years of experience with various consumer product companies. Mr. Ligon served as Chairman of the Board of Jokari/US, Inc., a consumer products company, from 1975 through July 2006, and has served as Chairman of the Board and CEO of Smith Abrasives, Inc., a consumer products company since 1993. Mr. Ligon has served since September 2003 as a director and since July 2005 as a member of the audit committee of the board of directors of Capital Southwest Corporation. Mr. Ligon has a Bachelor of Science from Auburn University and a Masters of Business Administration from Harvard Business School.

        Mr. Middlekauff has served as one of our directors since our inception in 2000. Since June 1977, Mr. Middlekauff has owned a Ford car dealership in Dallas, Texas. Mr. Middlekauff received a Bachelor of Science in business administration from Oregon State University and a Masters of Business Administration from Cal-State Long Beach. Mr. Middlekauff is the first cousin of Roger R. Adams.

        Mr. Thomas has served as one of our directors since August 2006. Mr. Thomas joined Capital Southwest Corporation in 1962 and has served as its President since 1980 and Chairman of the Board since 1982. His previous experience includes positions in the chemical industry and at a consulting firm. Mr. Thomas' education includes a Masters of Business Administration with distinction from Harvard Business School and a Bachelor of Science in chemical engineering from Texas A&M University. Mr. Thomas also serves on the board of directors of Alamo Group, Inc., which provides mowing equipment for agricultural, commercial and governmental users, Palm Harbor Homes, Inc., a manufactured housing company, and Encore Wire Corporation, a copper wire manufacturer.

        Mr. Kindley has served as one of our directors since August 2006. Mr. Kindley has over 35 years of consumer product experience. Currently, Mr. Kindley is a senior lecturer at the Cox Graduate School of Business at Southern Methodist University where he has taught in the marketing area since 1996. From 1996 to 1999, Mr. Kindley served as President of American Designer Pottery, a manufacturer of polyurethane garden containers, from 1990 to 1995 as Vice President of Marketing for Williamson-Dickie Mfg. Co., from 1988 to 1990 as Vice President of Marketing for Bissell, Inc. and from 1985 to 1988 as Group Product Manager for Newell Rubbermaid Inc. He is also engaged by several companies as a new product consultant and holds over ten patents. Mr. Kindley has served as a member of the board of directors of Williamson-Dickie Mfg. Co. since 2002. Mr. Kindley has a Bachelor of Science from Georgia Institute of Technology, a Masters of Science in product design from the Illinois Institute of Technology and a Masters of Business Administration from Harvard Business School.

Board of Directors; Committees

        Our board of directors consists of seven members. Under our By-Laws, each of our directors holds office for a one-year term or until his successor has been elected and qualified or until his earlier death, resignation, disqualification or removal. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors.

        The rules of The Nasdaq Global Market require that our board of directors has a majority of independent directors. Messrs. Ligon, Middlekauff, Thomas and Kindley are independent directors as defined by Rule 4200(a)(15) of the National Association of Securities Dealers listing standards. Our board of directors has established a compensation committee and an audit committee.

        Compensation Committee.    The compensation committee of our board of directors determines, or reviews and approves, forms of compensation provided to our executive officers and our directors, including stock compensation. In addition, the compensation committee administers, and oversees the administration of, the stock and other incentive compensation plans or programs for all of our other employees. As part of these responsibilities, the compensation committee administers our 2006 Stock Incentive Plan. The current members of the compensation committee are Messrs. Ligon, Middlekauff and Kindley, each of whom has been determined to be independent by our board of directors.

        Audit Committee.    The audit committee of our board of directors reviews and monitors (i) our corporate financial reporting and our internal and external audits, including our internal audit and control functions, the results and scope of our annual audit and other services provided by our independent registered public accounting firm and (ii) our compliance with legal matters that have a significant impact on our financial reports. The audit committee also consults with management and our independent registered public accounting firm before the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and appoint, and determine the services of and the fee arrangements with, our independent registered public accounting firm. The current members of the audit committee are Messrs. Ligon, Middlekauff and Kindley, each of whom has been determined to be independent by our board of directors. Our board of directors has determined that Mr. Ligon, the chairman of our audit committee, is an "audit committee financial expert" under applicable SEC rules and has the required financial sophistication pursuant to the rules of The Nasdaq Global Market.

Director Compensation

        Other than James T. Kindley, our directors do not receive any cash fees for their service on our board of directors but are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at board of directors and board committee meetings. We pay Mr. Kindley $12,000 per year for serving on our board of directors, $5,000 per year for chairing the compensation committee of our board of directors and, subject to an $8,000 per year maximum, $750 and $500 for each board meeting and committee meeting, respectively, attended in person.

Compensation Committee Interlocks and Insider Participation

        No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company, and no interlocking relationship has existed in the past.

Limitation of Liability and Indemnification

        Our Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  •
  for any transaction from which the director or officer derived an improper personal benefit.

        Our By-Laws provide that:

  •
  we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

  •
  we may indemnify our other employees and agents to the same extent that we indemnify our directors and officers; and

  •
  we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

        We have also entered into an indemnification agreement with each of our directors and officers containing provisions that require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

        In addition, shortly before consummation of this offering, we expect to purchase directors' and officers' liability insurance.

Executive Compensation

        The following table presents compensation information for services by our chief executive officer and our other highest-paid executive officers, whom we refer to as the named executive officers, whose total salary and bonus for such year exceeded $100,000:

Summary Compensation Table

		Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation(1)	Securities Underlying Options (#)
Michael G. Staffaroni Chief Executive Officer and President	2005	$230,808	$112,043		$—	330,000
Michael W. Hessong Vice President — Finance, Chief Financial Officer, Treasurer and Secretary	2005	129,503	30,543		6,000	415,000
Charles D. Beery Senior Vice President — Global Sales	2005	135,181	229,523	(2)	—	290,000
Roger R. Adams(3)	2005	145,688	37,493		—	—

(1)
Includes cash amounts received by the named executive officer for car allowance. In accordance with applicable SEC rules, any cash amount exceeding 25% of the total other annual compensation and any additional items not listed above are noted in this footnote. We have omitted perquisites and other personal benefits that do not exceed the lesser of $50,000 or 10% of the named executive officer's annual salary and bonus disclosed in this table.

(2)
Includes monthly commissions equal to 0.5% of our invoiced net sales, excluding net sales derived from certain specified independent distributors, or an aggregate of $203,017.

(3)
Mr. Adams served as our President and Secretary since our inception until May 2006, when he transitioned to his current position as our Director of Research and Development.

        The following table sets forth the options granted on June 23, 2006 to our named executive officers and Patrick F. Hamner under our 2006 Stock Incentive Plan. Except as noted, all options granted were non-qualified options. Each of the options granted vests and becomes exercisable in 48 equal monthly installments, beginning on July 31, 2006, and none of the options has been exercised.

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
	Individual Grants
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year(1)
Name			Exercise or Base Price ($/Share)	Expiration Date
					5% ($)	10% ($)
Michael G. Staffaroni(3)	330,000	16.16%	$4.05	06/23/2016	$6.60	$10.50
Patrick F. Hamner(4)	790,000	38.68%	$4.05	06/23/2016	$6.60	$10.50
Michael W. Hessong(5)	415,000	20.32%	$4.05	06/23/2016	$6.60	$10.50
Charles D. Beery(6)	290,000	14.20%	$4.05	06/23/2016	$6.60	$10.50

(1)
Based on 2,042,500 options granted to employees on June 23, 2006 under our 2006 Stock Incentive Plan.

(2)
In accordance with SEC rules, these columns show the gain that could accrue for the listed options, assuming that the market price per share of our common stock appreciates from the date of grant over a period of ten years at an assumed annual rate of 5% and 10%. Our actual stock price appreciation over the ten-year option term will likely differ from these assumed rates. If the stock price does not increase above the exercise price at the time of exercise, the realized value from these options will be zero.

(3)
Of his total options, 123,575 were granted as incentive stock options.

(4)
Of his total options, 123,575 were granted as incentive stock options.

(5)
Of his total options, 123,575 were granted as incentive stock options.

(6)
Of his total options, 123,575 were granted as incentive stock options.

2006 Stock Incentive Plan

        On June 23, 2006, our board of directors adopted and our stockholders approved our 2006 Stock Incentive Plan. We have reserved 2,272,725 shares of common stock for issuance under our 2006 Stock Incentive Plan pursuant to the exercise of options granted under our 2006 Stock Incentive Plan. If any options granted under our 2006 Stock Incentive Plan are forfeited or terminate for any other reason without having been exercised in full, then the shares subject to those options that are not purchased will become available for additional grants under our 2006 Stock Incentive Plan. As of November 1, 2006, options to purchase 2,042,500 shares of our common stock had been granted and were outstanding under our 2006 Stock Incentive Plan, options to purchase 100,000 shares of our common stock were to be granted effective upon the consummation of this offering and 130,225 additional shares were available for future option grants.

        Under our 2006 Stock Incentive Plan, all of our employees, including directors and officers and any independent contractor or advisor who performs services for us or one of our subsidiaries, are eligible to receive grants of nonqualified options, while our employees only are eligible to receive grants of incentive stock options, or ISOs, intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended. Our 2006 Stock Incentive Plan is administered by the compensation committee of our board of directors, which selects the persons to whom options will be granted, determines the number of shares to be subject to each grant and prescribes the other terms and conditions of each grant, including the amount and type of consideration to be paid to us upon exercise and the vesting schedule.

        The exercise price under nonqualified options and ISOs must be at least 100% of the fair market value of the common stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of our voting power, not less than 110% of such fair market value. The term of an option cannot exceed 10 years, and the term of an ISO granted to a holder of more than 10% of our voting power cannot exceed five years.

        If a change of control of our company (as defined in our 2006 Stock Incentive Plan) occurs, all of the options issued and outstanding under our 2006 Incentive Stock Plan will accelerate and become fully vested and exercisable.

        The stock option agreements provide that stock options that are not exercisable as of the date of termination of employment shall expire and options which are exercisable as of such date will remain exercisable for a three-month period, or one year after the option holder's death or total disability.

Employment Agreements

        We entered into an employment agreement with Mr. Adams in May 2000 and with each of Messrs. Staffaroni, Hessong and Beery in November 2005. Each of the agreements with Messrs. Staffaroni and Beery was amended and restated in September 2006, at which time we also entered into an employment agreement with Mr. Hamner. Each of the agreements with Messrs. Adams and Hessong was amended and restated in November 2006. The initial employment terms under the employment agreements expire on December 31, 2008 (December 31, 2007 for Mr. Adams). Each of the employment agreements is subject to an automatic annual one-year renewal, unless either we or the employee provides advance notice of termination. The employment agreements for Messrs. Staffaroni, Hessong, Beery, Hamner and Adams provide for annual base salaries of $238,000, $175,000, $139,236, $210,000 and $150,000, respectively. In addition, Mr. Beery's employment agreement provides that, subject to our compensation committee's determination on an annual basis, he will be entitled to be paid a commission not to exceed 0.5% of our invoiced net sales. Under the terms of the employment agreements, we pay bonuses based on an annual bonus plan adopted by our compensation committee.

        Under each employment agreement, if the executive is terminated without cause, including in connection with a change of control (as defined in the employment agreements), or if he is constructively terminated due to a reduction in his title or scope of his responsibilities or because he is required to relocate more than 50 miles from our company's headquarters, he is entitled to receive an amount equal to his annual base salary (for Mr. Staffaroni, two times his base salary) plus one month of base salary for each year of completed service in excess of five years. Such payments will be made in equal monthly installments over one year after termination (two years for Mr. Staffaroni). In addition, the executive will be reimbursed for the cost of the monthly health insurance premiums payable by such executive to maintain coverage for such executive and his dependents for up to 18 months after his termination without cause.

        Each employment agreement also provides that upon death or disability, the executive or his estate will be entitled to be paid an amount equal to the executive's then current annual base salary (two years for Mr. Staffaroni). Such payments will be made in equal monthly installments over one year after such executive's death or disability (two years for Mr. Staffaroni). Each employment agreement prohibits the executive from disclosing our confidential or proprietary information and contains certain non-competition and non-solicitation provisions which restrict the executive during the term of his employment and for a period of one year after the date of termination of employment.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since January 1, 2003, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than:

  •
  employment agreements and other compensation arrangements, which are described under "Management;" and

  •
  the transactions described below.

  Agreement Regarding Director Designations.

          In September 2006, we entered into an agreement with CSVC and certain of our other stockholders pursuant to which CSVC has the contractual right to designate (i) two persons to be included in management's slate of director nominees so long as it owns at least 15% of the outstanding shares of our common stock, and (ii) one such nominee so long as it owns at least 10%, but less than 15%, of the outstanding shares of our common stock. In May 2000, in connection with our formation and initial capitalization, our initial stockholders and investors entered into an Investor Rights Agreement giving the investors the right to designate directors, a right of first refusal to purchase shares of our common stock, a right of co-sale with respect to shares of our common stock and a right to purchase additional shares of our common stock. The September 2006 agreement provides that, upon consummation of this offering, the Investor Rights Agreement will terminate.

  Agreement with Roger R. Adams.

          In May 2006, we purchased 724,300 shares of our common stock owned by Roger R. Adams for a purchase price of $1,999,937, or $2.76 per share. Simultaneously with this sale and purchase, Mr. Adams also sold to Patrick F. Hamner, our Chairman of the Board, 362,150 shares of our common stock owned by Mr. Adams for a purchase price of $999,969, or $2.76 per share.

  Agreement with Richard E. Middlekauff.

          In April 2006, we purchased 724,325 shares of our common stock owned by Richard E. Middlekauff for a purchase price of $2,000,006, or $2.76 per share.

  Agreements with CSVC.

          In May 2000, we borrowed $1,800,000 from CSVC, which we repaid in August 2003, and sold to CSVC 1,745,455 shares of Series A Preferred Stock for a purchase price of $480,000 and 436,364 shares of our Series B Preferred Stock for a purchase price of $120,000.

          In May 2005, we redeemed all of our Series A Preferred Stock from CSVC for a purchase price of $480,000. In June 2006, each share of Series B Preferred Stock held by CSVC was converted into one share of our common stock, prior to giving effect to the 25-for-one stock split we effected in October 2006.

  Agreements with Samuel B. and Patricia P. Ligon.

          In May 2000, we borrowed $75,000 from Samuel and Patricia Ligon, which we repaid in August 2003, and sold Mr. and Mrs. Ligon 72,727 shares of Series A Preferred Stock for a purchase price of $20,000 and 18,181 shares of Series B Preferred Stock for a purchase price of $5,000.

          In May 2005, we redeemed all of our Series A Preferred Stock from Mr. and Mrs. Ligon for a purchase price of $20,000. In June 2006, each share of Series B Preferred Stock held by Mr. and Mrs. Ligon was converted into one share of our common stock, prior to giving effect to the 25-for-one stock split we effected in October 2006.

          Until the end of January 2005, we subleased office and warehouse space from Jokari/US, Inc., of which Mr. Ligon is a minority owner and chairman of the board. We paid Jokari/US, Inc. $142,000, $141,000 and approximately $14,000 in 2003, 2004 and 2005, respectively, for the subleased space and related warehouse services. Since that time, we have not subleased any property or purchased any warehouse services from Jokari/US, Inc.

        Indemnification.    We have entered into an indemnification agreement with each of our directors and officers. See "Management — Limitation of Liability and Indemnification" for a description of the indemnification available to our directors and officers under these agreements.

        Participation in Directed Share Program.    All members of our board of directors and executive officers will be eligible to purchase shares of our common stock under the directed share program described under "Underwriting."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of November 1, 2006, and after the sale of shares in this offering by:

  •
  each current director;

  •
  each of the named executive officers;

  •
  all of our directors and named executive officers as a group;

  •
  each person who is known by us to own beneficially more than 5% of our voting securities; and

  •
  each selling stockholder participating in this offering.

        Beneficial ownership is determined in accordance with the SEC's rules and includes voting or investment power with respect to securities and includes shares issuable under stock options that are exercisable within 60 days of November 1, 2006. Shares issuable under stock options exercisable within 60 days are deemed outstanding for computing the percentage of the person holding the options, but are not outstanding for computing the percentage of any other person.

        Percentage ownership calculations are based on 23,903,875 shares of common stock outstanding as of November 1, 2006.

        To our knowledge, except as indicated in the footnotes to the following table and under applicable community property laws, the persons or entities identified in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering
			Number of Shares to be Sold in the Offering
Name of Beneficial Owners†
	Shares	Percentage		Shares	Percentage
Directors and Named Executive Officers(1)
Michael G. Staffaroni(2)	1,291,250	5.4%	—	1,291,250	4.8%
Roger R. Adams(3)(4)	6,277,350	26.3%	815,656	5,324,919	19.7%
Michael W. Hessong(5)	426,875	1.8%	—	426,875	1.6%
Charles D. Beery(6)	536,250	2.2%	—	536,250	2.0%
Patrick F. Hamner(7)	460,900	1.9%	—	460,900	1.7%
James S. Peliotis	—	—	—	—	—
Robert W. Byrne	—	—	—	—	—
Richard E. Middlekauff(8)	3,025,750	12.7%	441,501	2,584,249	9.6%
Samuel B. Ligon(9)	454,525	1.9%	66,321	388,204	1.4%
William R. Thomas(10)	10,909,100	45.6%	1,591,790	9,317,310	34.5%
James T. Kindley	—	—	—	—	—
All directors and executive officers as a group (11 persons)	23,382,000	96.9%	2,915,268	20,329,957	74.6%
Beneficial Owners of 5% or More of Our Outstanding Common Stock
Capital Southwest Venture Corporation(10)	10,909,100	45.6%	1,591,790	9,317,310	34.5%
Other Selling Stockholders
Robert J. Ward(4)(11)	386,775	1.6%	136,775	250,000	*
Michael F. Gaines(12)	500,000	2.1%	72,957	427,043	1.6%
All Selling Stockholders			3,125,000

*
Less than 1% of the outstanding shares

†
The principal and selling stockholders acquired shares of our common stock and preferred stock in connection with our formation and through a private placement in May 2000, as compensation for services and pursuant to subsequent purchases and gifts between the stockholders.

(1)
The address of each director and executive officer, other than Mr. Thomas, is c/o Heelys, Inc., 3200 Belmeade Drive, Suite 100, Carrollton, Texas 75006.

(2)
Includes options to purchase an aggregate of 41,250 shares of common stock that are currently exercisable or exercisable within 60 days. If the underwriters exercise in full their option to purchase additional shares of our common stock, Mr. Staffaroni will sell 189,287 shares of our common stock.

(3)
Includes 113,625 shares of common stock owned by CYPO, Inc., a Texas corporation wholly owned by Mr. Adams. If the underwriters exercise in full their option to purchase additional shares of our common stock, Mr. Adams will sell an additional 307,925 shares of our common stock.

(4)
Prior to our formation, our intellectual property was owned by a limited partnership, Heeling Ltd., which was owned by Mr. Adams, Mr. Middlekauff and Mr. Ward. In connection with our formation, Mr. Adams, Mr. Middlekauff and Mr. Ward assigned their rights in Heeling Ltd. to the Company, from which Mr. Ward obtained shares equal to 1% of our fully diluted common stock and Mr. Adams and Mr. Ward entered into a Stockholders Agreement. The Stockholders Agreement provides that Mr. Adams is to protect Mr. Ward from dilution of Mr. Ward's ownership of our common stock by transferring additional shares of our common stock to Mr. Ward at any time Mr. Ward's ownership of our common stock would otherwise be diluted. The Stockholders Agreement provides that Mr. Adams' obligations terminate when Mr. Ward has received 1,281,469 shares, provided that Mr. Adams otherwise complies with all of his obligations under that Stockholders Agreement. On November 17, 2006, Messrs. Adams and Ward entered into an Agreement pursuant to which, subject to completion of this offering, Mr. Ward will exchange his rights under the Stockholders Agreement for 136,775 shares of our common stock owned by Mr. Adams. Such shares are reflected as beneficially owned by both Mr. Adams and Mr. Ward before this offering. The Agreement will be void if this offering does not close by June 30, 2007.

(5)
Includes options to purchase an aggregate of 51,875 shares of common stock that are currently exercisable or exercisable within 60 days. If the underwriters exercise in full their option to purchase additional shares of our common stock, Mr. Hessong will sell 94,644 shares of our common stock.

(6)
Includes options to purchase an aggregate of 36,250 shares of common stock that are currently exercisable or exercisable within 60 days. If the underwriters exercise in full their option to purchase additional shares of our common stock, Mr. Beery will sell 94,644 shares of our common stock.

(7)
Includes options to purchase an aggregate of 98,750 shares of common stock that are currently exercisable or exercisable within 60 days.

(8)
Includes 250,000 shares of common stock owned by The Middlekauff 2006 Children's Trust. Mr. Middlekauff is the trustee of the trust and exercises voting and investment power over these shares, but Mr. Middlekauff disclaims beneficial ownership of such shares. If the underwriters exercise in full their option to purchase additional shares of our common stock, Mr. Middlekauff will sell an additional 87,807 shares of our common stock.

(9)
All of Mr. Ligon's shares in the Company are owned jointly with Patricia Ligon, his spouse. If the underwriters exercise in full their option to purchase additional shares of our common stock, Mr. Ligon will sell an additional 13,189 shares of our common stock.

(10)
Mr. Thomas is one of our directors and is also President, Chairman of the Board and a director of Capital Southwest Corporation. As indicated in the table, CSVC, which is a wholly owned subsidiary of Capital Southwest Corporation, beneficially owns more than 5% of our outstanding common stock. Mr. Thomas may be deemed to share voting and investment power with respect to the 10,909,100 shares of common stock beneficially owned by CSVC. Mr. Thomas disclaims beneficial ownership of such shares. The address for Mr. Thomas and Capital Southwest Venture Corporation is 12900 Preston Road, Suite 700, Dallas, Texas 75230.

(11)
Mr. Ward is a partner at Gardere Wynne Sewell LLP, and we have capitalized or expensed $385,000, $242,000, $190,000, $112,000 and $894,000 during 2003, 2004, 2005 and for the nine months ended September 30, 2005 and September 30, 2006, respectively, to Mr. Ward's current and former law firms relating to legal services. If the underwriters exercise in full their option to purchase additional shares of our common stock, Mr. Ward will sell an additional 135,494 shares of our common stock.

(12)
Mr. Gaines received his shares of our common stock as compensation for consulting services rendered in 2002. In June 2006, Mr. Gaines performed consulting services for us. We paid him $2,400 for such services. If the underwriters exercise in full their option to purchase additional shares of our common stock, Mr. Gaines will sell an additional 14,510 shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

        Upon the consummation of this offering, we will be authorized to issue 75,000,000 shares of common stock, and 5,000,000 shares of undesignated preferred stock. The following is a summary description of our capital stock. Our Certificate of Incorporation and By-Laws provide further information about our capital stock.

Common Stock

        As of November 1, 2006, there were 23,903,875 shares of common stock outstanding held by 12 holders of record. There will be 27,028,875 shares of common stock outstanding, assuming no exercise after November 1, 2006 of outstanding options, after giving effect to the sale of the shares of common stock to the public offered in this prospectus.

        The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders, and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all of the directors standing for election (subject only to any special rights that may hereafter be granted to holders of preferred stock to elect one or more directors). Subject to preferences that may be applicable to shares of preferred stock then outstanding, if any, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividends. See "Dividend Policy." Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding, if any. Our common stock has no preemptive or conversion rights or other subscription rights, nor are there any redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and the shares of our common stock to be issued upon completion of this offering will be fully paid.

        In September 2006, we entered into an agreement with CSVC and certain of our other stockholders pursuant to which CSVC has the contractual right to designate (i) two persons to be included in management's slate of director nominees so long as it owns at least 15% of the outstanding shares of our common stock, and (ii) one such nominee so long as it owns at least 10%, but less than 15%, of the outstanding shares of our common stock.

Preferred Stock

        In May 2000, we sold 1,812,182 shares of Series A Preferred Stock for $500,000 and 454,545 shares of Series B Preferred Stock for $125,000. The Series A Preferred Stock was nonconvertible and redeemable, and in May 2005, we redeemed all of the shares of Series A Preferred Stock for $500,000. Each share of the Series B Preferred Stock was convertible into one share of our common stock, prior to giving effect to the 25-for-one stock split we effected in October 2006. In June 2006, all outstanding shares of Series B Preferred Stock were converted into shares of our common stock.

        The board of directors has the authority, without further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of such preferred stock, including dividend, conversion and voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. At present, we have no plans to issue any shares of preferred stock.

Registration Rights

        Beginning 180 days after this offering (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances), the holders of 14,916,808 shares of our common stock will be entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreements between us and these holders, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. Some of these holders also may demand that we file at our expense a registration statement under the Securities Act with respect to shares of our common stock owned by them, in which case we are required to use our best efforts to effect this registration, and if we are eligible to file a registration statement on Form S-3, some of these holders have the right to demand that we file a registration statement for such holder on Form S-3. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, By-Laws and Delaware Law

        Certificate of Incorporation and By-Laws.    Our Certificate of Incorporation provides that, effective upon the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. As described above, our Certificate of Incorporation permits our board of directors to issue preferred stock with voting or other rights without stockholder action. Our By-Laws provide that stockholder meetings may only be called by our board of directors or stockholders having a majority of the voting power of capital stock entitled to vote at such a meeting. These provisions, which require the vote of stockholders holding at least a majority of the voting power of the capital stock to amend, could discourage potential acquisition proposals and could delay or prevent a change in control of our company. Such provisions could also have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the trading price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

        Delaware Takeover Statute.    As a Delaware corporation, upon the consummation of this offering, we will be subject to Section 203 of the General Corporation Law of the State of Delaware. Section 203 provides that, subject to certain specified exceptions, a Delaware corporation shall not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder unless:

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  prior to such time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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  at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation's voting stock.

        Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may deem to be in their best interests.

        Election, Appointment and Removal of Directors.    Our board of directors is authorized to fill vacant director positions or increase the size of our board. Any vacancy created by the resignation, removal or other termination of a director nominated by CSVC must be filled in accordance with the agreement between CSVC and us.

        Special Meeting of Stockholders.    Our Certificate of Incorporation provides that, effective upon the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Our By-Laws provide that special meetings of our stockholders may be called only by our board of directors or by stockholders having a majority of the voting power of capital stock entitled to vote at such a meeting.

        Advance Notice Requirements for Stockholders Proposals and Director Nominations.    Our By-Laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders or a special meeting to elect directors, must provide us with timely written notice of their proposal. To nominate any candidate for election as a director at any annual meeting of stockholders to elect any directors, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the date in the current year that corresponds to the date that we released our proxy statement to stockholders for the previous year's annual meeting. If, however, no meeting was held in the prior year, no proxy statement was released to stockholders for the prior year's meeting or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder in order to be timely must be received no later than the close of business on the 90th day before the date of the annual meeting or on the tenth day following the day on which the date of the annual meeting is first publicly announced or disclosed (including by sending or transmitting notice of the meeting), whichever is earlier. To be timely to nominate any candidate for election as a director at any special meeting of stockholders to elect any directors, a stockholder's notice must be delivered to and received at our principal executive offices no later than the tenth day following the day on which the date of the special meeting and the number of directors to be elected at that meeting is first publicly announced or disclosed. Our By-Laws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders or a special meeting of stockholders to elect directors. Subject to the foregoing, our By-Laws specifically acknowledge CSVC's right to nominate directors in accordance with the agreement between CSVC and us.

        Authorized But Unissued Shares.    Our Board can approve the issuance of authorized but unissued shares of common stock and preferred stock without stockholder approval. We may use these shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of proxy contest, tender offer, merger or other transaction.

        Amendment of By-Laws.    Our directors are generally authorized to amend or replace our By-Laws, subject to exceptions regarding denying action by stockholder consent and calling special stockholders' meetings, and subject to the right of our stockholders to amend or replace our By-Laws. Our directors may not amend or repeal any amendment of our By-Laws adopted by the stockholders that specifies the votes necessary for the election of directors.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

The Nasdaq Global Market Listing

        We have applied to list our common stock on The Nasdaq Global Market under the symbol "HLYS."

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. As described below, none of the shares of our common stock currently outstanding will be available for sale immediately after this offering due to the existing contractual and legal restrictions on resale described below.

        Upon completion of this offering, we will have outstanding 27,028,875 shares of common stock, assuming no exercise of outstanding options prior to completion of this offering. Of these shares, the 6,250,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

        The remaining 20,778,875 shares of common stock held by existing stockholders will be "restricted shares" as that term is defined in Rule 144 under the Securities Act. These restricted shares are subject to lock-up agreements with the underwriters providing that, with certain limited exceptions, the existing stockholders will not offer, sell, contract to sell or otherwise dispose of any common stock or any securities that are convertible into common stock for a period of 180 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances) without the prior written consent of Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701 under the Securities Act, none of these shares may be sold until the expiration of 180 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances). Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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  1% of the number of shares of our common stock then outstanding, which will equal 270,289 shares immediately after this offering; or

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  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for a least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Any of our employees, officers, directors or consultants who purchased shares of our common stock under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that nonaffiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. However, all Rule 701 shares held by our directors, officers and affiliates are subject to lock-up agreements and will only become eligible for sale upon the expiration of the lock-up agreements. Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to lock-up agreements.

        Following the effectiveness of this offering, we will file a Registration Statement on Form S-8 registering 2,272,725 shares of common stock subject to then outstanding options or available for issuance upon exercise of options not yet granted under our 2006 Stock Incentive Plan. As of November 1, 2006, options to purchase a total of 2,042,500 shares were outstanding, options to purchase 100,000 shares were to be granted effective as of the consummation of this offering and 130,225 additional shares were available for issuance upon exercise of options not yet granted under our 2006 Stock Incentive Plan. Shares of our common stock issued upon exercise of outstanding vested options are available for immediate resale in the open market, subject to compliance by our affiliates with the requirements of Rule 144 and their respective lock-up agreements.

Registration Rights

        Beginning 180 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances), holders of 14,916,808 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock — Registration Rights." Registration of such shares under the Securities Act would result in such shares, except for shares purchased by affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

UNDERWRITING

        We and the selling stockholders intend to offer the shares of our common stock through the underwriters. Subject to the terms and conditions in an underwriting agreement among us, the selling stockholders and Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC, acting as representatives of the underwriters named below and joint book-running managers for this offering, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Wachovia Capital Markets, LLC
J.P. Morgan Securities Inc.
CIBC World Markets Corp.

Total	6,250,000

        The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Other Relationships

        The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. We have a $25.0 million revolving credit facility from JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc. The maximum amount available under our revolving credit facility will decrease to $10.0 million on January 1, 2007, and on June 30, 2007 this facility will expire. At our request, JPMorgan Chase Bank, N.A. has also issued to our landlord a $50,000 letter of credit under our revolving credit facility, which is held as security for our obligations under the lease for our corporate headquarters. JPMorgan Chase Bank, N.A. has received customary interest, non-usage and other fees and expenses for the revolving credit facility and the letter of credit.

        Under Rule 2710(h)(1) of the Conduct Rules of the National Association of Securities Dealers, Inc., or NASD, if more than 10% of the net proceeds of a public offering of equity securities are to be paid to members of the NASD that are participating in the offering, or affiliated or associated persons, the price of the equity securities distributed to the public must be no higher than that recommended by a "qualified independent underwriter," as defined in Rule 2720 of the Conduct Rules of the NASD. Because affiliates of certain of the underwriters of this offering may receive repayments of amounts outstanding under our $25.0 million revolving credit facility from the net proceeds of this offering that are, in the aggregate, more than 10% of our net proceeds of this offering, Bear, Stearns & Co. Inc. will act as a qualified independent underwriter in connection with this offering. In its role as qualified independent underwriter, Bear, Stearns & Co, Inc. has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part. Bear, Stearns & Co. Inc. will not receive a fee for serving as a qualified independent underwriter in connection with this offering. The price of the shares of our common stock sold to the public will be no higher than that recommended by the qualified independent underwriter.

        We have agreed to indemnify Bear, Stearns & Co. Inc., in its role as qualified independent underwriter, against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments Bear, Stearns & Co. Inc. may be required to make in respect of those liabilities.

Commissions and Discounts

        The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Heelys, Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

        The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $2.1 million and are payable by us.

Over-Allotment Option

        The selling stockholders have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to 937,500 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter's initial commitment amount reflected in the above table.

        If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position would be created that can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Directed Share Program

        The underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our common stock being offered for sale in this offering for our employees and their families and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

No Sales of Similar Securities

        We, each of our executive officers and directors and all of the holders of our common stock, subject to limited exceptions, have agreed not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances) without first obtaining the written consent of Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC.

        The 180-day period described in the preceding paragraph will be automatically extended if: (i) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event; or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in either of which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        Notwithstanding the foregoing, parties who have agreed not to sell or transfer shares of our common stock during such period of time may transfer shares during such period, without the prior written consent of Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC:

          (i)    as a bona fide gift or gifts;

          (ii)   to any trust for the direct or indirect benefit of such party or his or her immediate family; or

          (iii)  by will or intestate succession;

provided, however, it is a condition to any such transfer that the transferee (or trustee in the case of clause (ii) above) execute an agreement stating that such transferee (or trustee) is receiving and holding shares of our common stock subject to the provisions of the agreement pursuant to which these persons agreed not to sell or transfer shares of our common stock and there shall be no further transfer of shares of our common stock except in accordance with the terms of such agreement; provided, further, that in the case of any such transfer, no filing by any party under the Securities Act or the Securities Exchange Act of 1934 is required in connection with such transfer (other than a filing on Form 5 made after the expiration of the lock-up period in connection with a donation or transfer pursuant to clause (i)). For this purpose, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

Offering Price Determination

        Before this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between the underwriters and us. The principal factors to be considered in determining the public offering price include: the information set forth in this prospectus and otherwise available to the underwriters; the history and the prospects for the industry in which we will compete; the ability of our management; the prospects for our future earnings; the present state of our development and our current financial condition; the general condition of the securities markets at the time of this offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

Stabilization, Short Positions and Penalty Bids

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

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  Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

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  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

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  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

        Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

The Nasdaq Global Market Listing

        We have applied to list our common stock on The Nasdaq Global Market under the symbol "HLYS."

Discretionary Shares

        In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect to allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.

Sales in Other Jurisdictions

        Each of the underwriters may arrange to sell shares in certain jurisdictions outside the United States through affiliates, either directly where they are permitted to do so or through affiliates. In that regard, Wachovia Capital Markets, LLC may arrange to sell the shares in certain jurisdictions through an affiliate, Wachovia Securities International Limited or WSIL. WSIL is a wholly-owned indirect subsidiary of Wachovia Corporation and an affiliate of Wachovia Capital Markets, LLC. WSIL is a UK incorporated investment firm regulated by the Financial Services Authority. Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its affiliates, including Wachovia Capital Markets, LLC and WSIL.

        Each of the underwriters has represented and agreed that:

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  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

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  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

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  it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

        The shares (i) will not be offered or sold, directly or indirectly, to the public (appel public à l'épargne) in the Republic of France and (ii) offers and sales of shares in the Republic of France (a) will only be made to qualified investors (investisseurs qualifiés) as defined in, and in accordance with, Articles L 411-1, L 411-2 and D 411-1 to D 411-3 of the French Code monétaire et financier or (b) will be made in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article L 411-2 of the Code monétaire et financier and Article 211-2 of the Règlement Général of the Autorité des marchés financiers.

        Investors are informed that this prospectus has not been admitted to the clearance procedures of the Autorité des marchés financiers, and that any subsequent direct or indirect circulation to the public of the shares so acquired may not occur without meeting the conditions provided for in Articles L 411-1, L 411-2, L 412-2 and L 621-8 to L 621-8-2 of the Code Monétaire et Financier.

        In addition, the issuer represents and agrees that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, this prospectus or any other offering material relating to the shares other than to those investors (if any) to whom offers and sales of the shares in the Republic of France may be made as described above.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

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  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

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  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

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  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

        The validity of the common stock being offered will be passed upon for us by Gardere Wynne Sewell LLP, Dallas, Texas and for the underwriters by Latham & Watkins LLP, New York, New York. As of the date of this prospectus, Robert J. Ward, a partner of Gardere Wynne Sewell LLP, beneficially owns an aggregate of 250,000 shares of our common stock prior to the offering and will be selling up to 43,733 shares of our common stock in this offering. A Stockholders Agreement between Mr. Adams and Mr. Ward entered into in May 2000 provides that Mr. Adams is to protect Mr. Ward from dilution of Mr. Ward's ownership of our common stock by transferring additional shares of common stock to Mr. Ward at any time that Mr. Ward's ownership of our common stock would otherwise be diluted. The Stockholders Agreement provides that Mr. Adams' obligations terminate when Mr. Ward has received 1,281,469 shares, provided that Mr. Adams otherwise complies with all of his obligations under that Agreement. On November 17, 2006, Messrs. Adams and Ward entered into an Agreement pursuant to which, subject to completion of this offering, Mr. Ward will exchange his rights under the Stockholders Agreement for 136,775 shares of our common stock owned by Mr. Adams. Such shares are reflected as beneficially owned by both Mr. Adams and Mr. Ward before this offering. The Agreement will be void if this offering does not close by June 30, 2007.

EXPERTS

        The consolidated financial statements as of September 30, 2006 and December 31, 2005 and 2004, for each of the three years in the period ended December 31, 2005 and for the nine months ended September 30, 2006, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the retroactive adjustment of all common shares and per common share amounts for all periods presented to reflect the October 23, 2006 stock split), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock being offered by this prospectus. This prospectus does not contain all of the information presented in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock we are offering, reference is made to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to may be only summaries of these documents. The exhibits to this registration statement should be referenced for the complete contents of these contracts and documents. Each statement is qualified in all respects by reference to the exhibits.

        Upon completion of this offering, we will be subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC's offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is www.sec.gov.

HEELYS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2004 and 2005 and September 30, 2006
Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005 and the Nine Months Ended September 30, 2005 (unaudited) and 2006
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2003, 2004 and 2005 and the Nine Months Ended September 30, 2005 (unaudited) and 2006
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005 and the Nine Months Ended September 30, 2005 (unaudited) and 2006
Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Heelys, Inc.
Carrollton, TX

We have audited the accompanying consolidated balance sheets of Heelys, Inc. and subsidiaries (the "Company") as of September 30, 2006, December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 and for the nine months ended September 30, 2006. Our audits also included the financial statement schedule listed in the Index at II-8. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Heelys, Inc. and subsidiaries as of September 30, 2006 and December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 and for the nine months ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 15 to the financial statements, all common share and per common share amounts in the consolidated financial statements have been retroactively adjusted for all periods presented, to give effect to the stock split that occurred on October 23, 2006.

/s/ Deloitte & Touche LLP

Dallas, Texas

November 24, 2006

HEELYS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005 AND SEPTEMBER 30, 2006

(In thousands, except share data)

	December 31,
			September 30, 2006
	2004	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,628	$738	$3,269
Accounts receivable, net of allowances of $324, $704, and $1,312, respectively	2,520	8,286	44,828
Inventories	937	1,479	12,754
Deferred income tax benefits	89	235	460
Prepaid and deferred expenses	222	300	2,131

Total current assets	5,396	11,038	63,442
PROPERTY, PLANT AND EQUIPMENT, Net of accumulated depreciation of $661, $760, and $869, respectively	146	240	363
PATENTS AND TRADEMARKS, Net of accumulated amortization of $574, $779, and $958, respectively	616	534	486
DEFERRED INCOME TAX BENEFITS	163	178	225

TOTAL ASSETS	$6,321	$11,990	$64,516

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$228	$218	$138
Commissions payable	47	153	1,273
Accrued bonus	274	612	639
Accrued expenses	334	1,508	8,155
Income taxes payable	141	350	4,832
Debt	91	96	26,499

Total current liabilities	1,115	2,937	41,536

COMMITMENTS AND CONTINGENCIES (Note 8)
SERIES A REDEEMABLE PREFERRED STOCK, $0.001 par value, 1,818,182 shares issued and outstanding as of December 31, 2004(1)	500	—	—
SERIES B CONVERTIBLE, REDEEMABLE PREFERRED STOCK, $0.001 par value, 454,545 shares issued and outstanding as of December 2004 and 2005(1)	125	125	—

Total mezzanine financing	625	125	—

STOCKHOLDERS' EQUITY:
Common stock, $0.001 par value, 75,000,000 shares authorized; 13,988,875 shares issued and outstanding as of December 31, 2004 and 2005 and 23,903,875 shares issued and outstanding as of September 30, 2006	14	14	24
Additional paid-in capital	140	140	515
Retained earnings	4,427	8,774	22,441

Total stockholders' equity	4,581	8,928	22,980

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,321	$11,990	$64,516

(1)
Does not give effect to the 25-for-one stock split effected in October 2006.

See notes to consolidated financial statements.

HEELYS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND

THE NINE MONTHS ENDED SEPTEMBER, 2005 (UNAUDITED) AND 2006

(In thousands, except per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(Unaudited)
NET SALES	$22,215	$21,310	$43,950	$29,052	$117,107
COST OF SALES	15,583	14,529	28,951	19,143	76,570

GROSS PROFIT	6,632	6,781	14,999	9,909	40,537
SELLING, GENERAL AND ADMINISTRATIVE EXPENSE
Sales and marketing	2,739	3,191	5,247	3,262	8,974
General and administrative	2,184	2,368	2,987	2,133	4,034

Total selling, general and administrative expense	4,923	5,559	8,234	5,395	13,008

INCOME FROM OPERATIONS	1,709	1,222	6,765	4,514	27,529
OTHER (INCOME) EXPENSE
Interest expense	51	11	51	42	383
Interest income	(18)	(3)	(15)	(11)	(47)
Other (income) expense	—	(7)	95	45	66

Total other (income) expense	33	1	131	76	402

INCOME BEFORE INCOME TAXES	1,676	1,221	6,634	4,438	27,127
INCOME TAXES	575	418	2,287	1,530	9,460

NET INCOME	$1,101	$803	$4,347	$2,908	$17,667

EARNINGS PER SHARE:
Basic	$0.08	$0.06	$0.31	$0.21	$0.99
Diluted	$0.04	$0.03	$0.17	$0.11	$0.70
WEIGHTED AVERAGE SHARES
OUTSTANDING:
Basic	13,989	13,989	13,989	13,989	17,812
Diluted	25,353	25,353	25,353	25,353	25,329

See notes to consolidated financial statements.

HEELYS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, AND 2005 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2006

(In thousands)

	Common Stock
			Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount
BALANCE—January 1, 2003	13,989	$14	$140	$2,523	$2,677
Net income	—	—	—	1,101	1,101

BALANCE—December 31, 2003	13,989	14	140	3,624	3,778
Net income	—	—	—	803	803

BALANCE—December 31, 2004	13,989	14	140	4,427	4,581
Net income	—	—	—	4,347	4,347

BALANCE—December 31, 2005	13,989	14	140	8,774	8,928
Net income	—	—	—	17,667	17,667
Purchase of treasury stock	1,449	—	—	(4,000)	(4,000)
Conversion of Series B redeemable preferred stock to common stock	11,364	10	115	—	125
Amortization of stock compensation	—	—	260	—	260

BALANCE—September 30, 2006	23,904	$24	$515	$22,441	$22,980

See notes to consolidated financial statements.

HEELYS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED) AND 2006

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(Unaudited)
OPERATING ACTIVITIES:
Net income	$1,101	$803	$4,347	$2,908	$17,667
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	548	454	396	276	290
Deferred income tax expense (benefit)	14	(55)	(161)	—	(272)
Stock-based compensation expense	—	—	—	—	260
Loss (gain) on sale of equipment	—	—	9	(1)	1
Changes in operating assets and liabilities:
Accounts receivable	2,761	(778)	(5,767)	(2,772)	(36,542)
Inventory	476	279	(542)	(2,077)	(11,275)
Prepaid and deferred expenses	31	32	(77)	(150)	(1,831)
Accounts payable	(299)	(130)	(9)	665	(81)
Commissions payable	31	(56)	106	210	1,120
Accrued bonus	56	(9)	338	184	27
Accrued expenses	(517)	56	1,172	149	6,649
Income taxes payable	(585)	115	209	292	4,482

Net cash provided by (used in) operating activities	3,617	711	21	(316)	(19,505)

INVESTING ACTIVITIES:
Change in cash on deposit held under line of credit	(1,139)	1,139	—	—	—
Purchase of equipment	(84)	(84)	(236)	(192)	(235)
Increase in patents and trademarks	(268)	(209)	(180)	(118)	(132)
Proceeds from sale of equipment	—	17	—	—	—

Net cash (used in) provided by investing activities	(1,491)	863	(416)	(310)	(367)

FINANCING ACTIVITIES:
Purchase of treasury stock	—	—	—	—	(4,000)
Redemption of preferred stock	—	—	(500)	(500)	—
Net (payments) borrowings on revolving credit facility	(191)	—	—	—	21,967
Proceeds from issuance of short-term debt	518	497	508	433	4,958
Principal payments on short-term debt	(2,446)	(504)	(503)	(236)	(522)

Net cash (used in) provided by financing activities	(2,119)	(7)	(495)	(303)	22,403

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7	1,567	(890)	(929)	2,531
CASH AND CASH EQUIVALENTS, beginning of period	54	61	1,628	1,628	738

CASH AND CASH EQUIVALENTS, end of period	$61	$1,628	$738	$699	$3,269

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$195	$8	$48	$37	$223

Income taxes	$1,148	$357	$2,238	$1,238	$5,250

SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION:
Conversion of Series B redeemable preferred stock into common stock	—	—	—	—	$125

See notes to consolidated financial statements.

HEELYS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY BACKGROUND

        Heelys, Inc. and subsidiaries (the "Company" or "Heelys") is a designer, marketer and distributor of innovative, action sports-inspired products under the HEELYS brand targeted to the youth market. The primary product, HEELYS-wheeled footwear, is patented, dual-purpose footwear that incorporates a stealth, removable wheel in the heel. HEELYS are distributed primarily through retail stores in the United States and international wholesale distributors.

        The Company initially incorporated as Heeling, Inc. in Nevada in 2000. The Company was reincorporated in Delaware in August 2006 and changed its name to Heelys, Inc. Through its general and limited partner interests, Heelys, Inc. owns 100% of Heeling Sports Limited ("HSL"), a Texas limited partnership, which was formed in May 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Consolidated Financial Statements—Consolidated financial statements include the accounts of Heelys, Inc. and its subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation.

        Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period. Management's significant estimates are as follows: allowances for doubtful accounts, inventory reserves, long-lived assets, income taxes, sales return allowance and legal reserves. Actual results could differ from these estimates and are reported in the period they become known.

        Unaudited Interim Financial Information—The interim financial information for the nine months ended September 30, 2005 is unaudited and has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited information includes all adjustments, consisting of normal recurring adjustments, necessary for fair presentation of the interim financial information. Operating results for the interim periods are not necessarily indicative of results for any subsequent periods. Certain information in the footnote disclosure normally included in annual financial statements has been condensed or omitted for the interim periods presented, in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial statements.

        Segment Reporting—The Company operates in one segment although it sells different types of products in both the domestic and international markets. The gross margin in these markets is consistent and comparable. The Company does not create separate statements of operations for these products or markets.

        Cash Equivalents—Cash equivalents consist of highly liquid investments with original maturity dates of three months or less when purchased.

        Concentration of Risk—The Company's cash and cash equivalents are maintained in one financial institution in amounts that typically exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

        Inventories—Inventories are stated at the lower of cost or market. Inventories are valued on a first-in first-out ("FIFO") basis. Inventory costs include inbound freight. All other purchasing and distribution costs associated with ending inventories are expensed.

        Property and Equipment—Property and equipment, such as leasehold improvements, furniture and fixtures, equipment and product molds and designs, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets.

        Patents and Trademarks—These intangibles are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the estimated useful lives of five years of these assets. These assets are amortized beginning when products incorporating these intangibles are initially distributed or the patent or trademark application is granted, whichever is earlier.

        Long-Lived Assets—The Company reviews its long-lived assets and certain intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is generally measured by a comparison of the carrying amount of an asset to undiscounted pretax future net cash flows expected to be generated by that asset. An impairment loss is recognized if the estimated undiscounted future cash flows are less than the carrying value of the related assets. There were no impairments identified in the periods reported.

        Accrued Expenses—Accrued expenses include amounts accrued by the Company for expenses incurred but not yet realized. Such expenses may include marketing, professional fees, property taxes, liability insurance premiums, interest expense, royalties, inventory received but not invoiced and amounts received from customers or credits due to customers in excess of invoices they owe to the Company.

        Deferred Income Taxes—Deferred income taxes are provided using the asset and liability method for temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements.

        Recognition of Revenues—Revenues are recognized when merchandise is shipped, title passes to the customer, the customer assumes risk of loss, the collection of relevant receivables is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Title passes upon shipment or upon receipt by the customer depending on the agreement with the customer. The Company records reductions to revenue for estimated returns, including permitted returns of damaged or defective merchandise, and for all other allowances and markdowns, in accordance with Emerging Issues Task Force Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product" at the time of revenue recognition. Accordingly, the Company provided total allowances of $265,000, $329,000, $733,000, $371,000 (unaudited) and $2.0 million during 2003, 2004, 2005 and for the nine months ended September 30, 2005 and 2006, respectively.

        Advertising Costs—Advertising production costs are expensed the first time the advertisement is run. Media (TV and print) placement costs are expensed in the month the advertising appears. Through cooperative advertising programs, the Company reimburses its retail customers for certain of their costs of advertising the Company's products. The Company records these costs in selling and administrative expense at the point in time when it is obligated to its customers for the costs, which is when the related revenues are recognized. This obligation may arise prior to the related advertisement being run. Total advertising and promotion expenses were $997,000, $1.1 million, $1.6 million, $905,000 (unaudited) and $1.9 million during 2003, 2004, 2005 and for nine months ended September 30, 2005 and 2006, respectively. Prepaid advertising and promotion expenses recorded as appropriate in prepaid and deferred expenses totaled $15,000, $62,000 and $22,000 at December 31, 2004 and 2005 and September 30, 2006, respectively.

        Shipping and Handling Costs—Shipping and handling costs are expensed as incurred and included in costs of sales.

        Insurance—The Company's insurance retention is $25,000 per claim for claims incurred through May 31, 2006, and is $50,000 per claim for claims after May 31, 2006. An estimated liability is provided for current pending claims and estimated incurred-but-not-reported claims due to this retention risk. A liability for unpaid claims in the amount of $50,000, $75,000 and $125,000 as of December 31, 2004 and 2005 and September 30, 2006, respectively, is reflected in the balance sheet as an accrued expense.

        Net Income per Share—The Company calculates net income per share in accordance with SFAS No. 128, Earnings Per Share. Under SFAS No. 128, basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding during all periods presented. Diluted net income per common share reflects the effects of potentially dilutive securities, which consists of preferred stock and stock options. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share is as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(Unaudited)
Numerator—net income applicable to common stockholders	$1,101	$803	$4,347	$2,908	$17,667
Denominator:
Weighted average common stock outstanding for basic earnings per share	13,989	13,989	13,989	13,989	17,812
Effect of dilutive securities:
Weighted average stock options and restricted stock	—	—	—	—	749
Preferred stock	11,364	11,364	11,364	11,364	6,768

Adjusted weighted average common stock and assumed conversions for diluted earnings per share	25,353	25,353	25,353	25,353	25,329

        Fair Value of Financial Instruments—Management estimates that, as of December 31, 2004 and 2005, the fair value of cash and cash equivalents, receivables, inventories, accounts payable and accrued expenses are carried at amounts that reasonably approximate their fair value.

        Other Comprehensive Income—The Company has no components of comprehensive income other than net income.

        Recent Accounting Pronouncements—In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, Exchange of Nonmonetary Assets—an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The Company adopted SFAS 153 on January 1, 2006 and the adoption of

SFAS 153 did not have an impact on the Company's financial position, cash flows or results of operations.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4 ("SFAS 151"). SFAS 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company adopted SFAS 151 on January 1, 2006 and the adoption of SFAS 151 did not have an impact on the Company's financial position, results of operations or cash flows.

        In December 2004, the FASB issued a revision to SFAS No. 123, Accounting for Stock-Based Compensation, which requires the calculation of the fair value of stock-based compensation, estimation of future forfeitures and income taxes and recognition of the fair value as a non-cash expense over the vesting period of the underlying instruments. SFAS No. 123(R), Share-Based Payment. The Company adopted SFAS No. 123(R) effective as of January 1, 2006. The Company will incur approximately $343,000, net of tax, in non-cash stock-based compensation expense during fiscal 2006 based on the number of stock options outstanding as of September 30, 2006.

        In March 2005, the FASB issued Statement No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). The Company adopted FIN 47 on January 1, 2006 and the adoption of FIN 47 did not have an impact on the Company's financial position, cash flows or results of operations.

        In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections: a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principles. This statement also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to do so. The requirements for SFAS 154 are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS 154 on January 1, 2006 and the adoption of SFAS 154 did not have an impact on the Company's financial position, cash flows or results of operations.

        In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 ("SFAS 155"). SFAS 155 establishes, among other things, the accounting for certain derivatives embedded in other financial instruments. This combination is referred to as a hybrid financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not believe the adoption of SFAS 155 will have a significant impact on the Company's financial position, cash flows or results of operations.

        In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statements No. 140 ("SFAS 156"). SFAS 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and to choose the subsequent measurement method. SFAS 156 is effective for the Company as of the beginning of its fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of the Company's fiscal year, provided it has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not believe the adoption of SFAS 156 will have a significant impact on the Company's financial position, cash flows or results of operations.

        In July 2006, the FASB issued Statement No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The Company is required to adopt FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. The Company is currently evaluating the impact FIN 48 will have on its future results of operations and financial position.

        In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet determined the impact that the implementation of SFAS 157 will have on our results of operations or financial condition.

        In September 2006, the FASB issued Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). SFAS 158 requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in the employer's statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of the employer's year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The new measurement date requirement applies for fiscal years ending after December 15, 2008. We are currently evaluating the impact that the implementation of SFAS 158 will have on our financial statements.

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"

("SAB 108"). SAB 108 addresses quantifiying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 does not amend or change the SEC Staff's previous positions in Staff Accounting Bulletin No. 99, "Materiality," regarding qualitative considerations in assessing the materiality of misstatements. SAB 108 is effective for fiscal years beginning after November 15, 2006. We do not expect the adoption of SAB 108 to have a material impact on our consolidated financial position, results of operations or cash flows.

3. SIGNIFICANT CUSTOMERS

        Customers of the Company consist principally of domestic retail stores and international independent distributors. The customers, individually or considered as a group under common ownership, which accounted for greater than 10% of accounts receivable or 10% of net sales during the periods reflected were as follows:

				Net Sales
	Accounts Receivable
				Years Ended December 31,			Nine Months Ended September 30,
	December 31,
			September 30, 2006
	2004	2005		2003	2004	2005	2005	2006
							(Unaudited)
Customer A	1%	2%	5%	10%	7%	11%	11%	12%
Customer B	—	—	—	20	19	3	5	—
Customer C	48	24	6	7	16	12	11	4
Customer D	11	16	6	7	6	8	7	4
Customer E	10	14	14	27	5	11	12	11

4. PROPERTY AND EQUIPMENT

        Property and equipment included the following (in thousands):

		December 31,
	Lesser of terms of lease or estimated useful lives			September 30, 2006
		2004	2005
Leasehold improvements	1-10 years	$10	$45	$49
Furniture and fixtures	7 years	19	56	68
Computer equipment	5 years	144	163	213
Equipment	5 years	48	61	113
Product molds and designs	2 years	586	675	789

Total		807	1,000	1,232
Less accumulated depreciation and amortization		(661)	(760)	(869)

Property and equipment—net		$146	$240	$363

        Depreciation expense related to property and equipment was $202,000, $159,000, $134,000, $98,000 (unaudited) and $110,000 in 2003, 2004, 2005 and for the nine months ended September 30, 2005 and 2006, respectively.

5. PATENTS AND TRADEMARKS

        Patents and trademarks included the following (in thousands):

	December 31,		September 30,
	2004	2005	2006
Patents	$807	$834	$855
Trademarks	97	101	117
Patents in progress	260	353	415
Trademarks in progress	26	25	32
Other	—	—	25

Total patents and trademarks	1,190	1,313	1,444
Less accumulated amortization:
Patents	434	597	698
Trademarks	51	68	81
Patents in progress	81	103	159
Trademarks in progress	8	11	16
Other	—	—	4

Total accumulated amortization	(574)	(779)	(958)

Patents and trademarks—net	$616	$534	$486

        Amortization expense related to patents and trademarks was $346,000, $295,000, $262,000, $177,000 (unaudited) and $180,000 in 2003, 2004, 2005 and for the nine months ended September 30, 2005 and 2006, respectively. The amortization amounts include write-offs of $124,000, $37,000, $27,000, $0 (unaudited) and $0 in 2003, 2004, 2005 and for the nine months ended September 30, 2005 and 2006, respectively, for patents that were evaluated as having no future benefits. Amortization expense from 2006 through 2010 is expected to be $228,000, $149,000, $79,000, $40,000, and $12,000, respectively.

        In September 2002, the Company entered into an Intellectual Property Exclusive License Agreement (the "License Agreement"), which granted the Company an exclusive worldwide license to use various marks, trademarks, URLs, patents and patent applications related to the technology used in the Company's grind-and-roll HEELYS-wheeled footwear (collectively, the "Intellectual Property"). In January 2006, the Company converted the License Agreement into an Intellectual Property Purchase Agreement (the "Purchase Agreement"). Upon the conversion, the Company paid a non-compete fee of $25,000, which is included in other intangible assets and is being amortized over five years, and became subject to a minimum royalty payment of $10,000 per month for the next 12 months.

        At December 31, 2002, the Company capitalized, as patents in progress, an escrow deposit of $100,000 required under the License Agreement that converted to the purchase price of the Intellectual Property upon execution of the Purchase Agreement. The Company has also capitalized $102,000 in brokerage and legal fees related to these agreements as patents in progress at December 31, 2004. Upon the initial distribution of products incorporating the Intellectual Property in 2003, the Company began to amortize these patents in progress over their estimated useful life.

        Royalty payments of 12% of the Company's cost of certain products, $1.00 per footwear unit for certain styles and 25% of any sublicense revenue of any non-footwear products, apparel, accessories, or similar products that would infringe the trademarks for such products absent the Company's agreements with respect to such trademarks are expensed as incurred under the License Agreement. This royalty expense was $188,000, $143,000, $179,000, $120,000 (unaudited) and $217,000 in 2003, 2004, 2005 and for the nine months ended September 30, 2005 and 2006, respectively.

        The Company is contingently obligated to maintain and/or prosecute, if considered necessary, the Intellectual Property under both the License Agreement and the Purchase Agreement until the total payments under the License Agreement and Purchase Agreement exceed $650,000. The licensor has the option to reacquire the Intellectual Property for certain fixed prices if the minimum royalty payments are not made throughout the term of the Purchase Agreement.

6. ACCRUED EXPENSES

        Accrued expenses consisted of the following (in thousands):

	December 31,
			September 30, 2006
	2004	2005
Inventory received but not invoiced	$—	$51	$4,846
Marketing costs	52	650	468
Customer prepayments	5	339	763
Liability insurance	—	81	312
Professional fees	132	175	916
Other	145	212	850

Total accrued expenses	$334	$1,508	$8,155

7. DEBT

        Revolving Credit Facility—At December 31, 2005, the Company had an aggregate $3,000,000 revolving credit facility (the "Financing Agreement"). Borrowings were subject to certain limitations, primarily based upon 85% of eligible accounts receivable and 50% of eligible inventory. The 50% of eligible inventory calculation was limited to $1,500,000. During 2005, the Company had total borrowings of $7,500,000 and total payments of $7,500,000 related to this facility. There were no outstanding borrowings at December 31, 2004 and 2005. In August 2006, the Company amended the Financing Agreement, increasing the maximum amount available to $25.0 million. This maximum amount will decrease to $10.0 million on January 1, 2007 and the facility will expire in June 2007. Borrowings are subject to certain limitations, primarily based upon 85% of eligible accounts receivable and 50% of eligible inventory not to exceed the amount advanced on eligible accounts receivable. At September 30, 2006, the Company had outstanding borrowings of $22.0 million. Indebtedness under the Financing Agreement bears interest at a floating rate of interest based on either the prime rate quoted by JPMorgan Chase Bank, N.A. or an adjusted LIBOR rate. At October 31, 2006, the applicable interest rate under the Financing Agreement was 8.0% per annum.

        Accounts receivable and inventory are pledged as collateral under the Financing Agreement. The Company is subject to compliance with certain covenants under the Financing Agreement, including minimum levels of net worth and minimum interest coverage ratios. The Company is not permitted under the Financing Agreement to pay dividends or make distributions.

        Other Debt—Other debt at December 31, 2004 and 2005 and September 30, 2006, consisted of the following (in thousands):

	December 31,		September 30,
	2004	2005	2006
Line of credit note, bearing interest at 7.07%, due April 2007	$—	$—	$4,000
Promissory note, bearing interest at 3.60%, due March 2005	91	—	—
Promissory note, bearing interest at 5.55%, due March 2006	—	96	—
Promissory note, bearing interest at 6.29%, due February 2007	—	—	532

Total	91	96	4,532
Less current portion	(91)	(96)	(4,532)

Long-term portion	$—	$—	$—

        Line of Credit—In April 2006, the Company executed a $5.0 million line of credit note that matured in April 2007, but was required to be repaid upon consummation of the Company's initial public offering. This note was secured by the same collateral as the revolving credit facility. In May 2006, the Company borrowed $4.0 million under this note to repurchase 1,448,625 shares of the common stock owned by two stockholders.

        Promissory Notes—During 2004 and 2005, the Company signed agreements with commercial finance companies to finance the payment of its commercial general liability and umbrella premiums. Each agreement provided for an initial payment of a portion of the premium, with the remaining principal balance plus interest to be paid in monthly installments. Interest accrued at 5.55% on the unpaid balance of $96,000 at December 31, 2005. Total monthly principal and interest installments of $49,000 were due until maturity in March 2006. Interest accrued at 3.60% on the unpaid balance of $91,000 at December 31, 2004. Prepaid premiums from the insurance policies financed are pledged as collateral under the promissory notes.

8. COMMITMENTS AND CONTINGENCIES

        Leases—During 2004 and January 2005, the Company sublet its warehouse and office facilities, pursuant to a month-to-month operating sublease, from a related party (see Note 12). The Company also leases certain equipment under a cancelable operating lease. Rent expense was $131,000, $129,000, $162,000, $121,000 (unaudited) and $165,000 for 2003, 2004, 2005 and for the nine months ended September 30, 2005 and 2006, respectively.

        Effective February 1, 2005, the Company entered into a new operating lease whereby the Company leases office space for 10 years with renewal options. On February 27, 2006, the Company signed an amendment to its lease for additional warehouse space for the duration of the lease term. Future minimum rental payments under the lease are as follows (in thousands):

Years Ending December 31,
2006	$163
2007	189
2008	189
2009	189
2010	197
Thereafter	961

$1,888

        Employment Arrangement—All of the personnel of the Company are contractually employees of a Professional Employer Organization ("PEO"). The PEO incurs payroll, payroll tax and payroll-related benefit costs. The Company reimburses these costs plus an administrative fee. With respect to these payroll-related benefits, the personnel of the Company are pooled with other employees of the PEO.

        Legal Proceedings—The Company is involved in certain legal proceedings arising in the ordinary course of business, none of which the Company's management believes will have a material adverse effect on the Company's financial position, cash flows or results of operations.

9. INCOME TAXES

        Components of income taxes were as follows (in thousands):

	December 31,			September 30,
	2003	2004	2005	2005	2006
				(Unaudited)
Current tax expense	$561	$473	$2,447	$1,530	$9,732
Deferred	14	(55)	(160)	—	(272)

	$575	$418	$2,287	$1,530	$9,460

        A reconciliation of income tax computed at the U.S. federal statutory income tax rate of 34% for 2003, 2004, and 2005 and for the nine months ended September 30, 2005 (unaudited), and 35% for the nine months ended September 30, 2006 to the provision for income taxes is as follows (in thousands):

	December 31,			September 30,
	2003	2004	2005	2005	2006
				(Unaudited)
Tax at statutory rate	$570	$415	$2,256	$1,509	$9,494
Expenses not deductible for tax purposes	5	3	4	—	3
Other	—	—	27	21	(37)

Income taxes	$575	$418	$2,287	$1,530	$9,460

        Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The tax effects of significant items included in the Company's net deferred tax benefits at December 31, 2004 and 2005 and September 30, 2006 were as follows (in thousands):

	December 31,		September 30,
	2004	2005	2006
Current tax assets (liabilities):
Allowances for receivables not currently deductible	$98	$240	$459
Allowances for inventory not currently deductible	21	43	105
Prepaid expenses currently deductible	(71)	(79)	(231)
Accrued expenses not currently deductible	41	31	127

Net current deferred tax benefits	89	235	460

Long-term tax assets:
Organization expenses not currently deductible	3	—	—
Accumulated depreciation and amortization	160	178	225

Net long-term deferred tax benefits	163	178	225

Total deferred tax benefits	$252	$413	$685

        We assess the realization of our deferred tax assets to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, we determined it is more likely than not the deferred tax assets will be realized.

10. STOCKHOLDERS' EQUITY

        Common Stock—During May 2000, the Company issued 11,363,875 shares of its common stock to the initial common stockholders for $125,000, or $0.011 per share, the estimated fair value of the shares at the date of issuance, in exchange for patent applications and trademarks, which were recorded as patents and trademarks. The Company has the right of first refusal on any disposition of common stock by the stockholders, but this right terminates on the Company's initial public offering.

        Long-Term Incentive Plan—An aggregate of 2,625,000 shares of common stock was reserved for issuance pursuant to the 2001 Long-Term Incentive Plan (the "2001 Plan"), adopted in February 2001. Under the terms of the 2001 Plan, incentive and nonqualified options to purchase common stock and restricted stock awards were permitted to be granted to employees, consultants and nonemployee directors of the Company at the discretion of the compensation committee of the Company's board of directors, subject to certain restrictions.

        Under the 2001 Plan, the Company sold 2,625,000 shares of restricted common stock to employees, officers and a consultant of the Company, during February 2001, in exchange for $28,875 or $0.011 per share, the estimated fair value at the time of grant. Forfeiture and restriction provisions of the shares lapsed evenly at the following three anniversaries of the date of grant. At December 31, 2004 and 2005 and September 30, 2006, no shares were subject to restrictions.

11. REDEEMABLE CONVERTIBLE PREFERRED SHARES

        Preferred Stock—The Company had authorized an aggregate 3,000,000 shares of $0.001 par value Series A and B Preferred Stock. In May 2000, the Company sold preferred stock and debentures pursuant to an investment agreement between the preferred stockholders and the Company (the "Investment Agreement"). The Company sold 1,818,182 shares of Series A Preferred Stock for $500,000, and 454,545 shares of Series B Preferred Stock for $125,000, or in each case $0.275 per share, the estimated fair value of the shares at the date of purchase (not giving effect to the 25-for-one stock split effected in October 2006).

        The Company is subject to compliance with certain covenants included in the Investment Agreement, including restricting the Company from paying any dividends or distributions and issuing additional shares, except for those restricted common shares issued in February 2001. Concurrent with the execution of the Investment Agreement, the preferred stockholders and the Company executed a registration rights agreement. After May 2001, the Series B Preferred Stockholders could request a demand registration upon a greater than 50% vote. This demand registration would cause the Company to perform all conversions, redemptions and payments associated with a qualified public offering.

        Also, concurrent with the execution of the Investment Agreement, the common and preferred stockholders executed an investor rights agreement. Under that agreement, a preferred stockholder was entitled to designate two members of the five-member Board of Directors, and the initial common stockholders were entitled to designate two members of the Board of Directors. The initial common stockholders and a preferred stockholder were entitled to designate one mutually acceptable member of the Board of Directors.

        The Series A Preferred Stock was nonconvertible and redeemable. The Company could redeem the shares at any time with 30-days' notice, and the shares were mandatorily redeemable upon the completion of a qualified public offering. The stockholders could require the Company to redeem the shares beginning May 31, 2007. The redemption price and liquidation preference were $0.275 per share, plus all accrued and unpaid dividends. A cumulative dividend at the rate of $0.022 per annum was to accrue from May 31, 2005 through May 31, 2007 and was payable quarterly in cash. The dividend rate was to increase to $0.033 per annum on May 31, 2007. The Series A Preferred Stock was redeemed by the Company on May 31, 2005 for $500,000. Dividends had not begun accumulating; therefore the shares were redeemed for the original purchase price of $500,000.

        The Series B Preferred Stock was convertible and redeemable. One share of Series B Preferred Stock was convertible into one share of common stock at the option of the stockholder at $0.275 per share (not giving effect to the 25-for-one stock split effected in October 2006). All shares of Series B Preferred Stock would have automatically been converted into shares of common stock if the Company completed a qualified public offering, completed a sale of substantially all of its assets or were to have undergone a change in control or a merger. The stockholders could have required the Company to redeem the shares beginning May 31, 2007. The redemption price was the greater of estimated fair value per share or $0.275 per share (liquidation preference) (not giving effect to the 25-for-one stock split effected in October 2006). No dividends were to be accrued or paid on the Series B Preferred Stock. In June 2006, all outstanding shares of the Series B Preferred Stock were converted into Common Stock, prior to giving effect to the 25-for-one stock split effected in October 2006.

12. RELATED-PARTY TRANSACTIONS

        During 2003, 2004 and January 2005, the Company sublet its warehouse and office facilities from a related company (see Note 8). A director and minority owner of the lessor is a stockholder and director of the Company. The Company expensed $142,000, $141,000, $14,000, $14,000 (unaudited) and $0 during 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006, respectively, for rent, warehouse management and labor and reimbursement of utilities provided by this related company.

        The Company's patent attorney is also a stockholder of the Company. The Company capitalized and expensed a total of $385,000, $242,000, $190,000, $112,000 (unaudited) and $894,000 included in patents and trademarks and selling, general and administrative expenses, during 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006, respectively, for costs incurred with this patent attorney's law firms.

        Prior to and during 2003, the Company purchased component parts utilized in the "Heelys" brand footwear and product molds and designs from a company owned by a relative of a director and stockholder of the Company. The Company purchased $116,000 during 2003 from this supplier. This relationship was terminated in 2003.

        In April 2006, the Company purchased 724,325 shares of Company common stock owned by one of the Company's directors for a purchase price of $2,000,006, or $2.76 per share.

        In May 2006, the Company purchased 724,300 shares of Company common stock owned by the Company's founder for a purchase price of $1,999,937, or $2.76 per share. Simultaneously with this sale and purchase, the Company's founder also sold to the Company's Chairman of the Board 362,150 shares of Company common stock owned by the founder for a purchase price of $999,969, or $2.76 per share.

13. OTHER EMPLOYEE BENEFIT PLANS

        401(k) Plan—Effective January 2002, the Company sponsored a 401(k) Retirement Plan (the "401(k) Plan") through its PEO. All employees who are 21 years of age or older are immediately eligible to enroll in the 401(k) Plan. The Company makes discretionary nonelective contributions to the 401(k) plan. The Company expensed contributions of $37,000, $36,000, $73,000 during 2003, 2004 and 2005, respectively, related to discretionary contributions.

14. STOCK-BASED COMPENSATION

        In June 2006, the Company adopted the 2006 Stock Incentive Plan (the "2006 Plan"). The 2006 Plan replaces the 2001 Plan (see Note 10). Under the 2006 Plan, in June 2006 the Company granted 711,800 incentive and 1,330,700 nonqualified stock options at an exercise price of $4.05 per share, which was the fair value at the grant date. The options granted in June 2006 are subject to a 48-month vesting period with a contractual term of ten years. In connection with the June 2006 option grant, the Company determined the fair value of its common stock and engaged an independent third party appraiser to perform a contemporaneous valuation of the Company's common stock as of June 23, 2006, the date of grant of the June 2006 options. Utilizing the methodologies and procedures set forth in the AICPA Practice Aid for the Valuation of Privately-Held Company Equity Securities Issued as Compensation, the independent appraiser determined the value of the Company's common stock based upon a number of significant factors, assumptions and methodologies. These factors included recent sales and negotiations for sales of the Company's common stock, the timing of such transactions, the Company's discounted value of estimated future cash flows, valuations of comparable companies and transactions and the Company's expected value as a public company. The independent appraiser correlated the value indications derived from the various methodologies to a single value by "weighting" each value indication, applied a lack of marketability discount and further decreased the value per share by the dilution to the value that would be realized by a Company stockholder by virtue of the June 2006 option issuances. Between June 23, 2006 and the date of the offering contemplated by this prospectus, several events have occurred that the Company believes have contributed to the increase in the fair value of the Company's common stock. These events include, among others, the Company's increased earnings, the Company's ability to exceed internally projected sales targets after July 2006, and the filing of the Company's registration statement.

        The Company has reserved 2,272,725 shares of common stock subject to the 2006 Plan and has 230,225 shares remaining available that may be granted to employees, consultants and nonemployee directors of the Company in the future. The 2006 Plan is administered by the compensation committee of the Company's board of directors, which selects the persons to whom options will be granted, determines the number of shares to be subject to each grant, and prescribes the other terms and conditions of each grant, including the type of consideration to be paid to the Company upon exercise and the vesting schedule. If a change of control of the Company, as defined by the 2006 Plan, occurs, all of the options issued and outstanding under the 2006 Plan will accelerate and become fully vested and exercisable.

        The fair value on the date of grant of the Company's outstanding options of $2.04 per share results in unearned compensation of $4,165,000 that will be recorded as an expense over the vesting period of the awards. The Company estimated the volatility of its common stock at the date of grant based on the historical volatility of comparable public companies. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of each grant. Accordingly, the Company has computed the fair values of all options granted during the nine months ended September 30, 2006, using the Black-Scholes option pricing model and the following weighted average assumptions:

Nine months ended September 30, 2006
Expected volatility	44.27%
Dividend yield	—
Risk-free interest rate	5.21%
Weighted average remaining contractual life (in years)	6.02

Stock Option Activity

        The following summarizes stock option transactions for the nine months ended September 30, 2006:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value*
			(Years)
Outstanding at December 31, 2005	—	—	—	—
Granted	2,042,500	$4.05	10	—
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—

Outstanding at September 30, 2006	2,042,500	$4.05	9.75	$26,450,000

Exercisable at September 30, 2006	127,650	$4.05	9.75	$1,653,000

Vested at September 30, 2006	127,650	$4.05	9.75	$1,653,000

*
Based upon an initial public offering price of $17.00, the mid-point of the price range set forth in the Company's Amendment No. 3 to the Registration Statement #333-137046 on Form S-1, the intrinsic value of the options outstanding at September 30, 2006 was $26.5 million, of which $1.7 million related to vested options and $24.8 million related to unvested options.

        The status of total stock options outstanding at September 30, 2006 was as follows:

Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Number Exercisable	Fair Value Determination
		(Years)
$4.05	2,042,500	5.96	127,650	Black-Scholes

15. SUBSEQUENT EVENTS

        In October 2006, the Company repaid in full the line of credit (see Note 7).

        In October 2006, the Company effected a 25-for-one stock split. All common share and per common share amounts in these consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

******

HEELYS, INC.

6,250,000 Shares

Common Stock

PROSPECTUS
                        , 2006

Bear, Stearns & Co. Inc.	Wachovia Securities

JPMorgan	CIBC World Markets

        Until                        , 2006 (25 days after the commencement of this offering), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

        The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC Registration fee	$13,843
NASD filing fee	25,000
The Nasdaq Global Market listing fee	12,500
Printing and engraving expenses	270,000
Legal fees and expenses	800,000
Accounting fees and expenses	850,000
Blue sky fees and expenses	10,000
Custodian and transfer agent fees	3,500
Miscellaneous fees and expenses	65,157

Total	$2,050,000

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law permits a corporation to (1) indemnify its directors and officers, as well as its other employees and agents, against expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred or paid by that person in connection with any threatened, pending or completed action, suit or proceeding in which that person is made a party because that person is or was a director, officer, employee or agent of the corporation, subject to certain limitations, and (2) advance the expenses incurred by its directors, officers, employees and agents before the final disposition of an action, suit or proceeding. Section 145 also provides that it is not exclusive of other rights to which persons seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested stockholders or otherwise. Article VIII of our By-Laws provides for mandatory indemnification of and advancement of expenses to our directors and officers to the maximum extent permitted by the Delaware General Corporation Law subject to limited exceptions, and authorizes our board of directors to grant indemnification and advance expenses to any of our other employees or agents to the same extent that we indemnify our directors and officers.

        Our Certificate of Incorporation provides that, in accordance with Section 102(b)(7) of the Delaware General Corporation Law, our directors will not be liable for monetary damages for breach of their fiduciary duty as directors to our stockholders and us. This provision does not eliminate a director's fiduciary duty, and in appropriate circumstances, equitable remedies like injunctive or other forms of non-monetary relief will remain available under Delaware law and each director will continue to be subject to monetary or other liability for breach of the director's duty of loyalty to our stockholders or us, for acts or omissions not in good faith or involving intentional misconduct for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

        We have entered into an indemnification agreement with each of our executive officers and directors, the form of which is attached as Exhibit 10.1 and is incorporated herein by reference, and we generally intend to enter into indemnification agreements with any new executive officers and directors in the future. The indemnification agreements provide our executive officers and directors with certain rights to and in connection with indemnification and advancement of expenses in addition to those provided for in our By-Laws. As provided in those indemnification agreements, we intend to maintain directors' and officers' insurance coverage to the extent such insurance is available on commercially reasonable terms, as determined by our board of directors. That insurance would protect our executive officers and directors against losses arising from any claim asserted against them and expenses incurred by them in those capacities, subject to certain exclusions and limits on the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

        In May 2000, we sold 436,364 shares of our Series B Preferred Stock to Capital Southwest Venture Corporation for $120,000 and 18,181 shares of our Series B Preferred Stock to Samuel and Patricia Ligon for $5,000. In June 2006, each share of Series B Preferred Stock was converted into one share of common stock (25 shares giving effect to the 25-for-one stock split effected in October 2006). Mr. Robert J. Ward, our patent attorney, was issued 250,000 shares of our common stock (giving effect to the 25-for-one stock split effected in October 2006) in May 2000 when we were formed. The conversion of Series B Preferred Stock and the issuance to Mr. Ward were deemed to be exempt from registration under the Securities Act in reliance upon Section 3(a)(9) and Section 4(2) of the Securities Act, respectively. On June 23, 2006, we granted options to employees under our 2006 Stock Incentive Plan to purchase 2,042,500 shares of our common stock at an exercise price of $4.05 per share (giving effect to the 25-for-one stock split effected in October 2006). Effective as of the consummation of this offering, we will grant options to employees under our 2006 Stock Incentive Plan to purchase 100,000 shares of our common stock, at an exercise price equal to the offering price. The sales of these securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or transactions under compensation benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16. Exhibits and Financial Statement Schedules

(a)   Exhibits

Exhibit No.	Description
*1.1	Form of Underwriting Agreement.
**3.1	Certificate of Incorporation of the Registrant.
**3.2	By-Laws of the Registrant.
4.1	Form of Registrant's Common Stock certificate.
**5.1	Opinion of Gardere Wynne Sewell LLP.
**10.1	Registration Rights Agreement, dated May 26, 2000, among the Registrant, Samuel B. Ligon and Patricia P. Ligon and Capital Southwest Venture Corporation.
**10.2	Manufacturing Agreement, dated March 8, 2001, between Bu Kyung Industrial and Heeling Sports Limited.
**10.3	Consulting Agreement, dated September 30, 2006, between Boss Technical Services and Heeling Sports Limited.
**10.4
Credit Agreement, dated August 20, 2004, as amended by an Amendment to Credit Agreement, dated June 15, 2006, and an Amendment to Credit Agreement, dated August 25, 2006, between Heeling Sports Limited and JPMorgan Chase Bank, N.A.

**10.5
Lease Agreement, dated November 4, 2004, between CP Commercial Properties — XIX, Inc. and Heeling Sports, Limited, as amended by the First Amendment to Lease Agreement, dated February 27, 2006, for 3200 Belmeade, Suite 100, Carrollton, Texas.
**10.6	Line of Credit Note, dated April 18, 2006, between Heeling Sports Limited and JPMorgan Chase Bank, N.A.
**10.7	Stock Purchase Agreement, dated as of April 28, 2006, by and between the Registrant and Richard E. Middlekauff.
**10.8	Stock Purchase Agreement, dated as of May 19, 2006, by and between the Registrant and Roger R. Adams.
**10.9	Letter Agreement, dated June 28, 2006, by and between Richard E. Middlekauff and Roger R. Adams, and approved by the Registrant.
**10.10	Amended and Restated Employment Agreement, dated as of September 18, 2006, between Michael G. Staffaroni and Heeling Sports Limited.
10.11	Amended and Restated Employment Agreement, dated as of November 16, 2006, between Michael W. Hessong and Heeling Sports Limited.
**10.12	Amended and Restated Employment Agreement, dated as of September 18, 2006, between Charles D. Beery and Heeling Sports Limited.
10.13	Amended and Restated Employment Agreement, dated as of November 16, 2006, between Roger R. Adams and Heeling Sports Limited.
**10.14	Employment Agreement, dated as of September 18, 2006, between Patrick F. Hamner and Heeling Sports Limited.
10.15
Waiver and Agreement, dated September 14, 2006, among the Registrant, Roger R. Adams, Richard E. Middlekauff, Robert J. Ward, CYPO, Inc., Heeling Holding Corporation, Heeling Management Corporation, Samuel B. Ligon and Patricia P. Ligon and Capital Southwest Venture Corporation.
**10.16	2006 Stock Incentive Plan, as amended by Amendment to Heeling, Inc. 2006 Stock Incentive Plan and form of Stock Option Agreement thereunder.
**10.17	Heeling Sports Limited 2006 Bonus Plan.
**10.18	Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers.
**10.19
Intellectual Property Exclusive License Agreement, dated and effective as of September 23, 2002, between Heeling Sports Limited and Curtis Holdings, LLC; Intellectual Property Purchase Agreement, dated September 23, 2002, between Heeling Sports Limited and Curtis Holdings, LLC, and Letter Agreement, dated January 5, 2006, between Heeling Sports Limited and Curtis Holdings, LLC.
**10.20
Investor Rights Agreement, dated as of May 24, 2000, among the Registrant, Roger R. Adams, Richard E. Middlekauff, Robert J. Ward, Cypo, Inc., Heeling Holding Corporation, Heeling Management Corp., Samuel P. Ligon and Patricia P. Ligon and Capital Southwest Venture Corporation.
**10.21	Stockholder Agreement, dated as of May 24, 2000, between Roger R. Adams and Robert J. Ward.

10.22	Agreement, dated November 17, 2006, between Roger R. Adams and Robert J. Ward.
**21.1	List of subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
**23.2	Consent of Gardere Wynne Sewell LLP (included in Exhibit 5.1).
**24.1	Powers of Attorney (included with signature page).

*
To be filed by amendment.

**
Previously filed.

(b)   Financial Statement Schedules

        Schedule II — Valuation and Qualifying Accounts and Reserves

        Other schedules are omitted because they are not required.

Item 17. Undertakings

        We undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in the denominations and registered in the names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions summarized in Item 14 above or otherwise, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered in this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

        We undertake that:

          (1)   For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (2)   For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser of the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications the undersigned registrant will be a seller to the purchasers and will be considered to offer or sell such securities to such purchaser:

            (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

            (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by undersigned registrant to the purchaser.

          (3)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

          (4)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on November 24, 2006.

HEELYS, INC.
By:	/s/ MICHAEL G. STAFFARONI Michael G. Staffaroni Chief Executive Officer
Signature	Title	Date

/s/ MICHAEL G. STAFFARONI Michael G. Staffaroni	Chief Executive Officer, President and Director (Principal Executive Officer)	November 24, 2006
* Michael W. Hessong	Vice President — Finance, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	November 24, 2006
* Patrick F. Hamner	Chairman of the Board	November 24, 2006
* Roger R. Adams	Director	November 24, 2006
* Richard E. Middlekauff	Director	November 24, 2006
* Samuel B. Ligon	Director	November 24, 2006

	* William R. Thomas		Director	November 24, 2006
	* James T. Kindley		Director	November 24, 2006
*	By:	/s/ MICHAEL G. STAFFARONI Attorney-in-Fact

Schedule II

Heelys, Inc.

Valuation and Qualifying Accounts and Reserves

(in thousands)

For the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006:

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2003
Allowance for doubtful accounts (deducted from accounts receivable)	$172	$(89)	$(45)	$38
Reserve for estimated defective returns	57	130	(136)	51
Year ended December 31, 2004
Allowance for doubtful accounts (deducted from accounts receivable)	38	(2)	(4)	32
Reserve for estimated defective returns	51	165	(130)	86
Year ended December 31, 2005
Allowance for doubtful accounts (deducted from accounts receivable)	32	104	(6)	130
Reserve for estimated defective returns	86	290	(199)	177
Nine months ended September 30, 2006
Allowance for doubtful accounts (deducted from accounts receivable)	130	151	(56)	225
Reserve for estimated defective returns	177	1,063	(455)	785

INDEX TO EXHIBITS

Exhibit No.	Description
*1.1	Form of Underwriting Agreement.
**3.1	Certificate of Incorporation of the Registrant.
**3.2	By-Laws of the Registrant.
4.1	Form of Registrant's Common Stock certificate.
**5.1	Opinion of Gardere Wynne Sewell LLP.
**10.1	Registration Rights Agreement, dated May 26, 2000, among the Registrant, Samuel B. Ligon and Patricia P. Ligon and Capital Southwest Venture Corporation.
**10.2	Manufacturing Agreement, dated March 8, 2001, between Bu Kyung Industrial and Heeling Sports Limited.
**10.3	Consulting Agreement, dated September 30, 2006, between Boss Technical Services and Heeling Sports Limited.
**10.4
Credit Agreement, dated August 20, 2004, as amended by an Amendment to Credit Agreement, dated June 15, 2006, and an Amendment to Credit Agreement, dated August 25, 2006, between Heeling Sports Limited and JPMorgan Chase Bank, N.A.
**10.5
Lease Agreement, dated November 4, 2004, between CP Commercial Properties — XIX, Inc. and Heeling Sports, Limited, as amended by the First Amendment to Lease Agreement, dated February 27, 2006, for 3200 Belmeade, Suite 100, Carrollton, Texas.
**10.6	Line of Credit Note, dated April 18, 2006, between Heeling Sports Limited and JPMorgan Chase Bank, N.A.
**10.7	Stock Purchase Agreement, dated as of April 28, 2006, by and between the Registrant and Richard E. Middlekauff.
**10.8	Stock Purchase Agreement, dated as of May 19, 2006, by and between the Registrant and Roger R. Adams.
**10.9	Letter Agreement, dated June 28, 2006, by and between Richard E. Middlekauff and Roger R. Adams, and approved by the Registrant.
**10.10	Amended and Restated Employment Agreement, dated as of September 18, 2006, between Michael G. Staffaroni and Heeling Sports Limited.
10.11	Amended and Restated Employment Agreement, dated as of November 16, 2006, between Michael W. Hessong and Heeling Sports Limited.
**10.12	Amended and Restated Employment Agreement, dated as of September 18, 2006, between Charles D. Beery and Heeling Sports Limited.
10.13	Amended and Restated Employment Agreement, dated as of November 16, 2006, between Roger R. Adams and Heeling Sports Limited.
**10.14	Employment Agreement, dated as of September 18, 2006, between Patrick F. Hamner and Heeling Sports Limited.
10.15
Waiver and Agreement, dated September 14, 2006, among the Registrant, Roger R. Adams, Richard E. Middlekauff, Robert J. Ward, CYPO, Inc., Heeling Holding Corporation, Heeling Management Corporation, Samuel B. Ligon and Patricia P. Ligon and Capital Southwest Venture Corporation.

**10.16	2006 Stock Incentive Plan, as amended by Amendment to Heeling, Inc. 2006 Stock Incentive Plan and form of Stock Option Agreement thereunder.
**10.17	Heeling Sports Limited 2006 Bonus Plan.
**10.18	Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers.
**10.19
Intellectual Property Exclusive License Agreement, dated and effective as of September 23, 2002, between Heeling Sports Limited and Curtis Holdings, LLC; Intellectual Property Purchase Agreement, dated September 23, 2002, between Heeling Sports Limited and Curtis Holdings, LLC, and Letter Agreement, dated January 5, 2006, between Heeling Sports Limited and Curtis Holdings, LLC.
**10.20
Investor Rights Agreement, dated as of May 24, 2000, among the Registrant, Roger R. Adams, Richard E. Middlekauff, Robert J. Ward, Cypo, Inc., Heeling Holding Corporation, Heeling Management Corp., Samuel P. Ligon and Patricia P. Ligon and Capital Southwest Venture Corporation.
**10.21	Stockholder Agreement, dated as of May 24, 2000, between Roger R. Adams and Robert J. Ward.
10.22	Agreement, dated November 17, 2006, between Roger R. Adams and Robert J. Ward.
**21.1	List of subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
**23.2	Consent of Gardere Wynne Sewell LLP (included in Exhibit 5.1).
**24.1	Powers of Attorney (included with signature page).

*
To be filed by amendment.

**
Previously filed.